Exhibit 2.1

EXECUTION VERSION

STOCK AND ASSET PURCHASE AGREEMENT

among

L-3 COMMUNICATIONS INTEGRATED SYSTEMS L.P.,

L3 TECHNOLOGIES, INC.

and

450 MADISON ACQUIRECO LLC

dated as of May 1, 2018

Table of Contents

Page

ARTICLE I

 Definitions

Section 1.1	Certain Defined Terms.	1
Section 1.2	Other Interpretive Provisions.	17

ARTICLE II
 Purchase, Sale, Assignment and Assumption

ARTICLE III
 Representations and Warranties of Parent and Seller

i

ARTICLE IV

 Representations and Warranties of Buyer

ARTICLE V
 Covenants and Agreements

ARTICLE VI

 Conditions to Seller’s Obligations

Section 6.1	Representations and Warranties.	71
Section 6.2	Performance of Obligations of Buyer.	71
Section 6.3	Officer’s Certificate.	71
Section 6.4	Regulatory Approvals.	71
Section 6.5	Closing Deliveries.	71
Section 6.6	No Injunctions or Restraints; Illegality.	71

ARTICLE VII

Conditions to Buyer’s Obligations

Section 7.1	Representations and Warranties.	72
Section 7.2	Performance of Obligations of Parent and Seller.	72
Section 7.3	Officer’s Certificate.	72
Section 7.4	Regulatory Approvals.	72
Section 7.5	Closing Deliveries.	72
Section 7.6	No Injunctions or Restraints; Illegality.	72
Section 7.7	Material Adverse Effect.	72

ARTICLE VIII

 Termination

Section 8.1	Termination.	73
Section 8.2	Effect of Termination.	74
Section 8.3	Buyer Termination Payment.	74

ARTICLE IX

Indemnification

ARTICLE X

 Miscellaneous

v

Exhibits and Annexes

Exhibit A	Agreed Accounting Principles
Exhibit B	Pre-Closing Transfers
Exhibit C	Form of Section 1445 Tax Certificate

Annex I	Form of Transition Services Agreement
Annex II	Form of Master Supply Agreement – Seller as Buyer
Annex III	Form of Master Supply Agreement – Buyer as Buyer
Annex IV	Form of Transfer and Novation Agreement

STOCK AND ASSET PURCHASE AGREEMENT

This STOCK AND ASSET PURCHASE AGREEMENT, dated as of May 1, 2018, is entered into by and among L-3 COMMUNICATIONS INTEGRATED SYSTEMS L.P., a Delaware limited partnership (“Seller”), 450 MADISON ACQUIRECO LLC, a Delaware limited liability company (“Buyer”), and L3 TECHNOLOGIES, INC., a Delaware corporation (“Parent”, and together with Seller and Buyer, the “parties”).

WHEREAS, Seller is an indirect Subsidiary of Parent;

WHEREAS, Parent, indirectly through its Subsidiary, L3 Doss Aviation, Inc., and Seller, and Seller directly and through certain of its Subsidiaries, are engaged in the Business (as defined herein);

WHEREAS, Seller owns all of the equity interests (the “Sold Interests”) of L-3 Communications Vertex Aerospace LLC, a Delaware limited liability company (the “Company”), and the Company directly or indirectly owns all of the equity interests of L-3 Army Sustainment LLC, a Delaware limited liability company, L-3 Communications Flight International Aviation LLC, a Delaware limited liability company, and L-3 Communications Vector International Aviation LLC, a Delaware limited liability company (together, the “Company Subsidiaries” and including the Company, the “Sold Companies”);

WHEREAS, Parent or Seller, directly or indirectly, owns, licenses or leases the Purchased Assets;

WHEREAS, the parties desire that, at the Closing, (i) Seller shall sell and transfer to Buyer, and Buyer shall purchase from Seller, all of the Sold Interests, and (ii) Parent or Seller, as applicable, shall sell and transfer to Buyer, and Buyer shall purchase from Parent or Seller, as applicable, all of the Purchased Assets and assume from Parent or Seller, as applicable, all of the Assumed Liabilities, upon the terms and conditions set forth herein; and

WHEREAS, concurrently with the execution and delivery of this Agreement and as a condition and material inducement to Parent’s and Seller’s execution of this Agreement, American Industrial Partners Capital Fund VI, LP, a limited partnership (the “Guarantor”) is executing and delivering to Parent and Seller a guarantee, pursuant to which, and subject to the terms and conditions thereof, the Guarantor has guaranteed certain of the obligations of Buyer hereunder (the “Buyer Guarantee”).

NOW, THEREFORE, in consideration of the premises and the representations, warranties, covenants and agreements herein contained and intending to be legally bound hereby, the parties hereto hereby agree as follows:

ARTICLE I

 DEFINITIONS

SECTION 1.1              Certain Defined Terms. As used in this Agreement, the following terms shall have the following meanings:

“Accounting Firm” shall have the meaning set forth in Section 2.10(d).

“Acquisition Proposal” shall have the meaning set forth in Section 5.26(a).

“Affiliate” shall mean, with respect to any specified Person, any other Person that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such specified Person within the meaning of the Securities Exchange Act of 1934, as amended.

“Agreed Accounting Principles” shall mean the accounting principles set forth in Exhibit A.

“Agreement” shall mean this Stock and Asset Purchase Agreement among the parties hereto (including the Annexes, Exhibits and Schedules attached hereto), as amended, modified or supplemented from time to time.

“Antitrust Laws” shall mean the HSR Act, the Sherman Act, as amended, the Clayton Act, as amended, the Federal Trade Commission Act, as amended, and any applicable foreign antitrust Laws and all applicable Laws that are designed to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.

“Assumed Contracts” shall have the meaning set forth in Section 2.2(a)(iii).

“Assumed Liabilities” shall have the meaning set forth in Section 2.4(a).

“Business” shall mean collectively, the following business operations performed by Parent and/or its Subsidiaries the geographies where Parent and its Subsidiaries operate: (i) line, intermediate and depot level maintenance, global supply chain management services, aviation flight and aircrew training and aviation logistics services, in each case, as conducted by Parent’s or its Subsidiaries’ “Vertex” division; (ii) aerostructures detail fabrication, aerostructures major complex assembly and depot-level maintenance and modification services, in each case, as conducted by Parent’s or its Subsidiaries’ “Crestview” division; (iii) comprehensive end-to-end engineering services, including the development and integration of new components and electrical mechanical systems into legacy aircraft, logistics support for fixed and rotary-wing military aircraft and technical manuals, in each case, as conducted by Parent’s or its Subsidiaries’ TCS division; and (iv) aircraft maintenance, maintenance training, aircraft fueling operations, air traffic control and air field logistics services, in each case, as conducted by Parent’s or its Subsidiaries’ “Doss Airfield Services” division.

“Business Day” shall mean any day that is not a Saturday, a Sunday or other day on which banks are required or authorized by law to be closed in New York, New York.

“Business Employee” shall mean each Employee (A) of any Sold Company, or (B) of Seller or any of its Affiliates (other than the Sold Companies) who (i) is employed by Seller or any such Affiliate primarily in connection with the Business as of the Closing Date, including in each of cases (A) and (B) those Employees absent from work on the Closing Date on account of paid time-off, vacation, sick or personal leave, short- or long-term disability or other leave of absence (other than a leave of absence resulting from a reduction in force or a “bridging” of age or service credit for purposes of a Seller Plan) and in the case of (B) those Employees who are on long-term disability or transition to long-term disability after the date hereof who return to work within six (6) months after the Closing Date or (ii) is a former Employee otherwise described in clause (A) or (B) above and with respect to whom an obligation to recall, rehire or otherwise return to employment exists under a contractual obligation or applicable Law.

“Business Records” shall mean all files, documents and records, in each case, whether in hard copy or computer format, including (i) vendor lists, (ii) customer lists, (iii) distributors lists, (iv) pricing lists, (v) testing data, (vi) marketing research reports, (vii) quality control, regulatory and compliance records, (viii) ledgers and other business records, (ix) Tax Returns, (x) advertising and promotional materials and (xi) any other files, documents or records relating to customers, vendors, suppliers, contractors or service providers.

“Buyer” shall have the meaning set forth in the preamble.

“Buyer DC Plan” shall have the meaning set forth in Section 5.9(c).

“Buyer Disclosure Schedule” shall mean a schedule delivered by Buyer to Seller on the date hereof.

“Buyer Fundamental Representations” means the representations and warranties of Buyer set forth in Sections 4.1 (Organization), 4.2 (Authorization, Enforceability) and 4.7 (No Brokers’ or Other Fees).

“Buyer Guarantee” shall have the meaning set forth in the Recitals.

“Buyer Indemnified Persons” shall have the meaning set forth in Section 9.2(a).

“Buyer Novated Contract” has the meaning set forth in Section 5.4(a).

“Buyer Tax Return” shall have the meaning set forth in Section 5.5(b)

“Buyer Termination Fee” shall have the meaning set forth in Section 8.3(a).

“Cap” shall have the meaning set forth in Section 9.2(b).

“Cash” shall mean an amount (which amount may be positive or negative) equal to the sum of cash, cash equivalents and marketable investments (plus all uncollected bank deposits and less all outstanding checks) of the Sold Companies determined in accordance with GAAP and based on the Agreed Accounting Principles.

“Claim Notice” shall have the meaning set forth in Section 9.5(a).

“Claim Response” shall have the meaning set forth in Section 9.5(b).

“Closing” shall have the meaning set forth in Section 2.8.

“Closing Agreements” shall mean (i) the Transition Services Agreement, (ii) the Master Supply Agreements, (iii) the Transfer and Novation Agreements and (iv) and any other agreement related to the Transactions and mutually agreed by Seller and Buyer to be entered into at or before Closing in connection with the Transactions.

“Closing Date” shall have the meaning set forth in Section 2.8.

“Closing Date Cash” shall have the meaning set forth in Section 2.10(a).

“Closing Date Indebtedness” shall have the meaning set forth in Section 2.10(a).

“Closing Date Net Working Capital” shall have the meaning set forth in Section 2.10(a).

“Closing Statement” shall have the meaning set forth in Section 2.10(a).

“Closing Transaction Expenses” shall have the meaning set forth in Section 2.10(a).

“Code” shall mean the U.S. Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder.

“Commerce” shall have the meaning set forth in Section 3.23(a).

“Commitment Letters” shall have the meaning set forth in Section 4.6.

“Company” shall have the meaning set forth in the Recitals.

“Company Subsidiaries” shall have the meaning as set forth in the preamble.

“Compensation Agreements” shall have the meaning set forth in Section 5.9(a).

“Competitive Products” shall have the meaning set forth in Section 5.12(a)(i).

“Confidentiality Agreement” shall mean the confidentiality agreement dated January 24, 2018, between AIP, LLC and Parent.

“Consents” shall mean consents, approvals, authorizations, permits, clearances (including any national security clearances), exemptions, notices or the expiration or termination of any prescribed waiting period.

“Contract” shall mean each contract, collective bargaining agreement, lease, sublease, license (including licenses to rights in Intellectual Property), indenture, sales or purchase order, agreement or commitment, whether written or oral, that are legally binding or intended to be legally binding, including any Seller Plan.

“control” (including the terms “controlled by” and “under common control with”), with respect to the relationship between or among two or more Persons, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the affairs or management of a Person, whether through the ownership of voting securities, by Contract or otherwise, including the ownership, directly or indirectly, of securities having the power to elect a majority of the board of directors or similar body governing the affairs of such Person.

“Controlled Group” shall mean any trade or business (whether or not incorporated) (i) under common control within the meaning of Section 4001(b)(1) of ERISA with the Company or (ii) which together with the Company is treated as a single employer under Section 414(t) of the Code.

“Current Assets” shall mean the “Current Assets” (i) included in the Purchased Assets and (ii) of the Sold Companies, in each case calculated on the basis of the Agreed Accounting Principles.

“Current Liabilities” shall mean the “Current Liabilities” (i) included in the Assumed Liabilities and (ii) of the Sold Companies, in each case calculated on the basis of the Agreed Accounting Principles.

“Current Representation” shall have the meaning set forth in Section 5.23(a).

“D&O Indemnified Parties” shall have the meaning set forth in Section 5.18(a).

“Debt Commitment Letter” shall have the meaning set forth in Section 4.6.

“Debt Documents” shall have the meaning set forth in Section 5.28(b).

“Debt Financing” shall have the meaning set forth in Section 4.6.

“Debt Financing Parties” means (a) the Debt Financing Sources and their respective Affiliates and (b) Related Parties of the Persons identified in clause (a), in each case, in their respective capacities as such; provided, however, that in no event shall the Guarantor or any of its Affiliates or Representatives constitute Debt Financing Parties.

“Debt Financing Sources” means the Persons, including the lenders, financial institutions, institutional investors and other financing sources that have committed to provide or arrange any Debt Financing or alternative debt financing in connection with the transactions contemplated hereby, including the parties named in the Debt Commitment Letter and any joinder agreements, note purchase agreements, indentures or credit agreements entered into pursuant thereto or relating thereto; provided, however, that in no event shall the Guarantor or any of its Affiliates or Representatives constitute Debt Financing Sources.

“Deductible” shall have the meaning set forth in Section 9.2(b).

“Designated Person” shall have the meaning set forth in Section 5.23(a).

“Determination Date” shall have the meaning set forth in Section 2.10(d).

“DFARS” shall have the meaning set forth in Section 3.14(b).

“DOJ” shall have the meaning set forth in Section 5.3(b).

“DSS” shall have the meaning set forth in Section 5.3(f).

“Effective Time” shall mean 12:01 a.m., New York time, on the Closing Date.

“Employee” of any entity shall mean each Person who is employed by such entity as of immediately prior to the Closing.

“Employment Agreement” shall have the meaning set forth in Section 5.9(a).

“Encumbrance” shall mean any lien, mortgage, charge, pledge, encumbrance, easement, lease, covenant, restriction, title defect, right of first refusal or similar right, deed of trust, option, right of way, security interest or other transfer restriction.

“Enforceability Exceptions” shall have the meaning set forth in Section 3.2.

“Enterprise Value” shall have the meaning set forth in Section 2.7(a)(i).

“Environment” means soil, surface waters, groundwater, drinking water, land, stream sediments, natural resources, surface or subsurface strata, ambient air or indoor air.

“Environmental Claim” shall mean any written claim, action, suit or proceeding by any Person alleging Liability or potential Liability (including Liability or potential Liability for investigatory costs, cleanup costs, governmental response costs, natural resource damages, property damage, personal injury, fines or penalties) under any applicable Environmental Laws.

“Environmental Laws” shall mean all Laws relating to pollution or protection of the environment, natural resources or human health and safety (to the extent relating to exposure to Hazardous Materials), including those relating to the use, handling, processing, generation, manufacture, Release, treatment, storage, transport, labeling, cleanup, remediation or recycling of Hazardous Materials.

“Equipment” shall have the meaning set forth in Section 2.2(a)(ii).

“Equipment Leases” shall have the meaning set forth in Section 2.2(a)(ii).

“Equity Commitment Letter” shall have the meaning set forth in Section 4.6.

“Equity Financing” shall have the meaning set forth in Section 4.6.

“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations promulgated thereunder.

“Estimated Closing Date Cash” shall have the meaning set forth in Section 2.7(b).

“Estimated Closing Date Indebtedness” shall have the meaning set forth in Section 2.7(b).

“Estimated Closing Statement” shall have the meaning set forth in Section 2.7(b).

“Estimated Transaction Expenses” shall have the meaning set forth in Section 2.7(b).

“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended to the date hereof.

“Excluded Assets” shall have the meaning set forth in Section 2.3(a).

“Excluded Contracts” shall have the meaning set forth in Section 2.3(a)(ix).

“Export Control and Import Laws” shall have the meaning set forth in Section 3.23(a).

“FAR” shall have the meaning set forth in Section 3.14(b).

“FCPA” shall have the meaning set forth in Section 3.23(a).

“Fee Letter” shall have the meaning set forth in Section 4.6.

“Final Closing Statement” shall have the meaning set forth in Section 2.10(d).

“Final Purchase Price” shall have the meaning set forth in Section 2.10(f).

“Financial Statements” shall have the meaning set forth in Section 3.5(a).

“Financing” shall have the meaning set forth in Section 4.6.

“FOCI” shall have the meaning set forth in Section 5.3(g).

“FTC” shall have the meaning set forth in Section 5.3(b).

“GAAP” shall mean United States generally accepted accounting principles and practices, applied in the audited financial statements as at December 31, 2017.

“Government Bid” means any quotation, bid, offer or proposal by any Sold Company or included in the Purchased Assets, in either case, prior to the Closing Date which, if accepted or awarded, would result in a Government Contract, including a prime contractor or a higher tier subcontractor to a Governmental Authority, for the development, design, manufacture, license or sale of products or the provision of services by Seller or any Sold Company.

“Government Contract” means any Contract that (x) is between a Sold Company (or Seller, in the case of Contracts included in the Purchased Assets) and a Governmental Authority or (y) is entered into by a Sold Company (or Seller, in the case of Contracts included in the Purchased Assets) as a subcontractor (at any tier) in connection with a Contract between another entity and a Governmental Authority, in either case, (i) for which final payment has not been received as of the date hereof, (ii) for which the right of the U.S. government to audit has not expired or (iii) which remains in effect pursuant to its terms. A task, purchase or delivery order under a Government Contract shall not constitute a separate Government Contract for purposes of this definition, but shall be part of the Government Contract to which it relates.

“Government Official” shall mean any officer or employee of a Governmental Authority or any department, agency or instrumentality thereof, including state-owned entities, or of a public organization or any person acting in an official capacity for or on behalf of any such government, department, agency, or instrumentality or on behalf of any such public organization.

“Governmental Antitrust Authority” shall mean any Governmental Authority with regulatory jurisdiction over any Consent required for the consummation of the Transactions, under the Antitrust Laws.

“Governmental Authority” shall mean (i) the government of any sovereign nation or of any state, province, territory, county, municipality or locality (foreign or otherwise), (ii) any governmental, quasi-governmental regulatory or administrative authority, agency or commission or any court, tribunal or judicial body, in each case acting for, with or by empowerment of such government or (iii) any body exercising, or entitled to exercise, any administrative, executive, judicial, legislative, police, regulatory or taxing authority or power of any nature.

“Guaranties” shall have the meaning set forth in Section 5.13.

“Guarantor” shall have the meaning set forth in the Recitals.

“Hazardous Material” shall mean any materials defined as “hazardous substances,” “pollutants,” “contaminants,” “solid wastes” or “hazardous wastes,” or any other term of similar import under, or that would reasonably be expected to result in liability pursuant to, any applicable Environmental Law, including any (a) asbestos and asbestos-containing materials; (b) petroleum or petroleum-containing materials; (c) radiation and radioactive materials; and (d) polychlorinated biphenyls.

“HSR Act” shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“Indebtedness” shall mean, with respect to any Person, without duplication, (i) outstanding principal amount of, accrued and unpaid interest on, and other payment obligations or expenses (including, in the case of Indebtedness of the type described in the following clauses (x) and (y), any prepayment penalties, premiums, costs, breakage or other amounts payable upon the discharge thereof at the Closing) arising under, any obligations of such Person consisting of (x) all obligations of such Person for borrowed money and (y) all obligations of such Person evidenced by bonds, debentures, notes or similar instruments; (ii) all obligations of such Person issued or assumed as the deferred purchase price of property or services (excluding obligations of such Person to creditors for raw materials, inventory, services and supplies incurred in the ordinary course of such Person’s business); (iii) all guarantees of such Person of any Indebtedness of any other Person; (iv) all capitalized lease obligations of such Person, (v) all “earn-out”, contingent purchase price, deferred purchase price or similar contingent payment obligations under any Contract that relates to the acquisition of any business or assets by such Person; (vi) all obligations of such Person in respect of accrued or declared unpaid dividends or other distributions, (vii) all liabilities of such Person under any interest rate or currency swap transactions, caps collars or other hedging transactions (valued at the termination cost thereof); (viii) all obligations of such Person for reimbursement of any letters of credit, performance bonds, surety bonds, corporate guarantees or similar instruments and (ix) all obligations of Indebtedness of other Persons secured by (or for which the holder of such obligations has an existing right, contingent or otherwise, to be secured by) any Lien on any property or asset of such Person (whether or not such obligation is assumed by such Person); provided, that for the avoidance of doubt, “Indebtedness” shall not include (x) letters of credit, performance bonds, corporate guarantees and other similar items issued and outstanding in connection with the Sold Companies if (1) set forth on Schedule 1.1(b) or (2) consented to by Buyer pursuant to Section 5.1(b)(xvii), in each case, under which no advances or other amounts have been drawn (it being understood that such items are subject to the provisions of Section 5.13 herein), and (y) guarantees of the Sold Companies of Indebtedness of Seller or its Affiliates (other than the Sold Companies) indemnified by Seller pursuant to Section 5.13 or (z) any pension or related Liabilities.

“Indemnification Claim” shall have the meaning set forth in Section 9.5(a).

“Indemnified Party” shall have the meaning set forth in Section 9.3(a).

“Indemnifying Party” shall have the meaning set forth in Section 9.5(a).

“Initial Purchase Price” shall have the meaning set forth in Section 2.7(a).

“Insurance Coverage” shall have the meaning set forth in Section 5.31(a).

“Insurance Coverage Claim” shall have the meaning set forth in Section 5.31(a).

“Intellectual Property” shall mean all worldwide intellectual property rights, including (i) trademarks, service marks, trade names, brand names, Internet domain names and other indicia of origin and the goodwill of the business symbolized thereby (“Trademarks”), (ii) patents, copyrights (including copyrights and other intellectual property rights in IT Assets), trade secrets, inventions, methods, processes and know-how, and (iii) registrations, applications, renewals, provisionals, divisionals, continuations, continuations-in-part, re-issues, re-examinations and foreign counterparts for any of the foregoing.

“Intercompany Indebtedness” shall have the meaning set forth in Section 5.15(b).

“Intercompany Payables and Receivables” shall have the meaning set forth in Section 5.15(a).

“International Transferred Employees” shall have the meaning set forth in Section 5.9(a).

“Investments” means partnership interests or any other equity interest in any corporation, limited liability company, partnership, joint venture, trust or other business association.

“IRS” means the United States Internal Revenue Service.

“IT Assets” shall mean information technology systems, software, networks and hardware (but for clarity, excluding any Intellectual Property incorporated therein).

“ITAR” means International Traffic in Arms Regulations (22 C.F.R. 120 et seq.).

“Knowledge of Seller” shall mean the actual knowledge of James Blair after inquiry of all of the individuals set forth on Schedule 1.1(c) (it being understood that James Blair shall share the applicable provisions of this Agreement with such individuals for their review).

“Law” shall mean any statute, law, common law, ordinance, code, policy, treaty, decree, license, regulation or rule of any Governmental Authority, Order or any similar provision having the force or effect of law.

“Leased Real Property” shall mean all right, title and interest of the Sold Companies in and to any parcel of real property pursuant to a lease, sublease, license or other written agreement, together with the Transferred Leased Real Property.

“Liabilities” shall mean any and all debts, liabilities and obligations, whether accrued or fixed, known or unknown, absolute or contingent, matured or unmatured or determined or determinable.

“Loss” or “Losses” shall mean any and all losses, Liabilities (excluding contingent Liabilities), claims, damages, Taxes, obligations and reasonable out-of-pocket costs and expenses (including reasonable attorneys’ fees, in each case that are due and payable, including any of the foregoing arising under, out of or in connection with any Proceeding); provided, however, that Losses exclude any loss or Liability that has been accrued for or reserved against in the Financial Statements (to the extent of such accrual or reserve); provided, further, that Losses exclude any special, indirect, incidental, punitive, exemplary, consequential (except to the extent reasonably foreseeable), or similar damages, except to the extent actually paid or payable to a third party.

“Master Supply Agreement — Seller as Buyer” shall mean the master supply agreement, to be dated as of the Closing Date, substantially in the form of Annex II hereto.

“Master Supply Agreement — Buyer as Buyer” shall mean the master supply agreement, to be dated as of the Closing Date, substantially in the form of Annex III hereto.

“Material Adverse Effect” shall mean any change, event, circumstance, state of facts, condition, occurrence, or development that, individually or in the aggregate, (a) has, or would reasonably be expected to have, a material and adverse effect on the results of operations or financial condition of the Business, taken as a whole, or (b) prevents or materially restrains the ability of Parent or Seller to consummate the Transactions, but shall exclude any effects resulting from or relating to (i) events or changes affecting economic, political or regulatory conditions generally or the capital or financial, banking or securities markets generally (whether in the United States or any other country or in any international market(s), including any disruption thereof and any increase or decline in the price of any security, commodity or any market index); (ii) changes in general business or economic conditions affecting the industries in which the Business operates or its customers conduct business (including, in each case, changes in exchange rates, embargoes and tariffs); (iii) changes in Law or GAAP or other applicable accounting principles, or in the interpretations thereof after the date hereof; (iv) earthquakes, tsunamis or similar catastrophes, sabotage or national or international political or social conditions, including the engagement by any other country in hostilities or the escalation thereof, whether or not pursuant to the declaration of a national emergency or war and whether or not commenced before or after the date hereof, or the occurrence or the escalation of any military or terrorist attack upon any country, or any of its territories, possessions, or diplomatic or consular offices or upon any military installation, equipment or personnel of any country; (v) the announcement (or other publicity with respect to) of this Agreement, the Closing Agreements or the Transactions, including by reason of (a) the identity of Buyer or (b) the resignation of any employee of the Business or the Sold Companies in connection with the Transactions; (vi) any failure to meet internal projections, public estimates or expectations to the extent relating to the Business (it being understood that the change, event, circumstance, development, condition, fact, occurrence or effect giving rise to or contributing to such failure may be taken into account in determining whether a Material Adverse Effect has occurred); or (vii) any actions taken by or for Buyer or to which Buyer has consented or agreed pursuant to this Agreement; provided, however, that in the case of the foregoing clauses (i) – (iv) such change, event, circumstance, development, condition, fact, occurrence or effect shall not be excluded from the definition of “Material Adverse Effect” to the extent it has, or would reasonably be expected to have, a disproportionate effect on the Business relative to other comparable businesses operating in the industry in which Seller and the Sold Companies operate. With regard to any Government Contract or Government Bid, “Material Adverse Effect” shall also include any change, occurrence, or development that has resulted or would reasonably be expected to result in the initiation of suspension or debarment proceedings against Seller that would reasonably threaten Seller’s ability to compete for Government Contracts.

“Material Contracts” shall have the meaning set forth in Section 3.15(a).

“Material Customers” shall have the meaning set forth in Section 3.26(a).

“Material Suppliers” shall have the meaning set forth in Section 3.26(b).

“Multiemployer Plan” shall have the meaning set forth in Section 2.5(a)(xi).

“Net Working Capital” shall mean as of the applicable time for determination thereof, (i) the aggregate of the Current Assets minus (ii) the aggregate of the Current Liabilities, calculated in accordance with the methodology set forth in the Agreed Accounting Principles.

“New Plans” shall have the meaning set forth in Section 5.9(d).

“NISPOM” shall have the meaning set forth in Section 4.8.

“Non-Competitive Products” shall mean any (i) product or service that is not a Competitive Product (including products or services that are not sold in the Prior Areas, but would be Competitive Products if they were sold in the Prior Areas), (ii) product or service that is being designed, developed, manufactured, used, marketed, offered for sale or sold by Seller or its Affiliates (but excluding the Sold Companies) as of the date of this Agreement (or any improvements, new versions or successors thereof) or (iii) module or component that is incorporated into any product or service described in clause (i) or (ii) of this definition.

“Novation Agreement” shall have the meaning set forth in Section 5.4(b).

“Objection” shall have the meaning set forth in Section 2.10(b).

“OCI” shall have the meaning set forth in Section 3.22(g).

“OFAC” shall have the meaning set forth in Section 3.23(a).

“Old Plans” shall have the meaning set forth in Section 5.9(e).

“Order” shall mean any order, judgment, writ, injunction, decree, stipulation, determination or award entered by or with any Governmental Authority.

“Owned Real Property” shall mean all real property owned by the Sold Companies, together with the Transferred Owned Real Property.

“Parent” shall have the meaning set forth in the preamble.

“parties” shall have the meaning set forth in the preamble.

“Permits” shall have the meaning set forth in Section 3.8.

“Permitted Encumbrances” shall mean (i) Encumbrances for Taxes or other governmental charges not yet due and payable, or the amount or validity of which is being contested in good faith and for which adequate reserves have been established on the books and records of the Sold Companies or Seller (with respect to the Purchased Assets) in accordance with GAAP; (ii) mechanic’s, carriers’, workers’, repairers’, lessors’ and similar statutory Encumbrances arising or incurred in the ordinary course of business for amounts which are not delinquent; (iii) pledges or deposits made in the ordinary course of business to secure obligations under workers’ compensation, unemployment insurance, social security, retirement and similar laws or similar legislation or to secure public or statutory obligations; (iv) Encumbrances that will be released and, as appropriate, removed of record, at or prior to Closing in accordance with the terms of this Agreement; (v) purchase money liens and liens securing rental payments under capital lease arrangements; (vi) in the case of Contracts, anti-assignment, change of control or similar restrictions contained therein or with respect thereto to the extent disclosed on Section 3.15(a) of the Seller Disclosure Schedule; (vii) all registered and unregistered municipal agreements and agreements with public and private utilities, provided the same have been complied with by Seller and its Affiliates in all material respects to the Closing Date; and (viii) in addition with respect to real property, (A) Encumbrances that would be shown by a current title report or survey that do not, individually or in the aggregate, materially impair the present use of the real property affected thereby, (B) Encumbrances affecting the interest of the grantor of any easements benefiting any real property, (C) Encumbrances of landlords affecting the fee interest in the Leased Real Property, (D) zoning, ordinances, building codes, regulations and enactments of any Governmental Authority and (E) public roads and highways.

“Person” shall mean any individual, partnership, firm, corporation, association, trust, unincorporated organization, joint venture, limited liability company, other legal entity or any Governmental Authority.

“Plans” shall have the meaning set forth in Section 3.12(a).

“Post-Closing Consents” shall have the meaning set forth in Section 5.4(a).

“Post-Closing Representation” shall have the meaning set forth in Section 5.23(a).

“Pre-Closing Period” shall mean the period from and after the date of this Agreement and until the Closing.

“Pre-Closing Transfers” shall have the meaning set forth in Section 2.7(b).

“Proceeding” shall have the meaning set forth in Section 3.9.

“Purchase Price” shall have the meaning set forth in Section 2.7(a).

“Purchase Price Allocation” shall have the meaning set forth in Section 2.12.

“Purchased Assets” shall have the meaning set forth in Section 2.2(a).

“R&W Policy” shall have the meaning set forth in Section 9.2(c).

“Real Property Leases” shall mean, collectively, each lease, sublease, license and other written agreement pursuant to which any Sold Company is granted the right to use or occupy, now or in the future, the Leased Real Property or any portion thereof, including any and all modifications, amendments and supplements thereto and any assignments thereof.

“Related Party” means the former, current and future directors, officers, employees, members, managers, equityholders, agents, partners, Representatives, controlling persons, agents, advisors and successors and permitted assigns.

“Release” means any releasing, spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, disposing, depositing or dumping of a Hazardous Material on or into the Environment (including the abandonment or discarding of barrels, containers and other closed receptacles containing any Hazardous Material).

“Relevant Period” shall mean the period beginning on the Closing Date and expiring at the end of the first full calendar year following the calendar year in which the Closing occurs.

“Representative” means with respect to any Person, any of such Person’s directors, officers, employees, agents, consultants, advisors, accountants or attorneys.

“Required Financial Information” shall have the meaning set forth in Section 5.29(a).

“Resolution Period” shall have the meaning set forth in Section 2.10(b).

“Resolved Matters” shall have the meaning set forth in Section 2.10(b).

“Retained Liabilities” shall have the meaning set forth in Section 2.5(a).

“Retention Bonuses” shall mean certain retention bonuses payable to Business Employees pursuant to retention agreements entered into between Seller and such employees prior to the date hereof, including those forth on Schedule 1.1(f).

“Review Period” shall have the meaning set forth in Section 2.10(b).

“Sanctioned Parties” shall have the meaning set forth in Section 3.23(c).

“Securities Act” shall have the meaning set forth in Section 4.9.

“Seller” shall have the meaning set forth in the preamble.

“Seller Disclosure Schedule” shall mean a schedule delivered by Seller to Buyer on the date hereof.

“Seller Fundamental Representations” means the representations and warranties of Seller set forth in Sections 3.1 (Organization), 3.2 (Authorization, Enforceability), 3.3 (Capital Stock or Other Equity Interests of the Sold Companies) (other than the last sentence thereof), 3.4 (Subsidiaries), 3.19 (No Brokers’ or Other Fees) and 3.21 (Title to Tangible Assets; Sufficiency of Assets).

“Seller Guarantors” shall have the meaning set forth in Section 5.13.

“Seller Indemnified Persons” shall have the meaning set forth in Section 9.3(a).

“Seller Marks” shall have the meaning set forth in Section 2.3(a)(v).

“Seller Novated Contracts” shall mean the Contracts set forth on Schedule 1.1(g).

“Seller Parties” shall have the meaning set forth in Section 10.2.

“Seller Plan” shall have the meaning set forth in Section 3.12(a).

“Seller Severance Plan” shall have the meaning set forth in Section 5.9(g).

“Seller Tax Return” shall have the meaning set forth in Section 5.5(b).

“Seller Welfare Plan” shall have the meaning set forth in Section 5.9(f).

“Seller’s Refunds” shall mean all refunds (including interest paid thereon by a Governmental Authority and any amounts applied against a Tax Liability for other taxable periods) of any Taxes for which Buyer is entitled to indemnification pursuant to this Agreement.

“Sold Companies” shall have the meaning set forth in the Recitals.

“Sold Interests” shall have the meaning set forth in the Recitals.

“Specified Parties” shall have the meaning set forth in Section 8.3(c).

“STB” shall have the meaning set forth in Section 5.23(a).

“Straddle Period” shall have the meaning set forth in Section 5.6(a).

“Submission” shall have the meaning set forth in Section 2.10(d).

“Subsidiaries” shall mean, with respect to any Person, any and all corporations, partnerships, limited liability companies and other entities with respect to which such Person, directly or indirectly, owns more than 50% of the securities having the power to elect members of the board of directors or similar body governing the affairs of such entity.

“Subsequent Contract” has the meaning set forth in Section 5.4(e).

“Target Net Working Capital” shall mean $127,500,000.

“Tax” or “Taxes” shall mean any taxes, including those measured on, measured by or referred to as, income, alternative or add-on minimum, gross income, gross receipts, capital, capital gains, occupation, sales, use, ad valorem, franchise, profits or excess profits, estimated, business, production, transfer, withholding, payroll, employment, unemployment, severance, disability, social security, cash investment grant, excise, stamp, custom, duty, value added, environmental, real or personal property or windfall profits taxes (whether computed on a separate or consolidated, unitary or combined basis, or in any other manner), together with any interest and any penalties attributable thereto, whether disputed or not, imposed by any Taxing Authority.

“Tax Benefit” shall mean in connection with any Loss of any Indemnified Party, the reduction in actual cash Tax otherwise payable by such Indemnified Party or group of Affiliates of and including such Indemnified Party (calculated on a with and without basis) for the Tax period in which such Loss is incurred and the subsequent Tax year by such Indemnified Party or group of Affiliates of and including such Indemnified Party.

“Tax Claim” shall have the meaning set forth in Section 5.7(a).

“Tax Return” shall mean any return, report, election, declaration, disclosure, attachment or statement filed with or required to be filed with any Taxing Authority with respect to Taxes, including any schedule or attachment thereto or amendment thereof.

“Taxing Authority” shall mean, with respect to any Tax, the Governmental Authority or political subdivision thereof that imposes such Tax or is charged with the collection of such Tax.

“Termination Date” shall have the meaning set forth in Section 8.1(a)(iii).

“Third Party Claim” shall have the meaning set forth in Section 9.6.

“Transaction Documents” means this Agreement, the Closing Agreements and all other agreements, instruments, certificates and other documents to be entered into or delivered by any party, pursuant to any of the foregoing.

“Transaction Expenses” shall mean collectively, (i) all of the fees and expenses included in the Assumed Liabilities or incurred at or before the Closing by the Sold Companies and not paid at or before the Closing to third parties in connection with the negotiation, documentation and consummation of this Agreement and the Transactions, including all fees, expenses, disbursements and other similar amounts paid to attorneys, financial advisors or accountants, (ii) all stay, change of control, severance, bonus, equity appreciation, phantom equity or similar payments included in the Assumed Liabilities or due by any Sold Company to any Person, and any other accelerations or increases in rights or benefits required to be provided or payable by any Sold Company after the Closing Date, under any contract, plan, agreement or arrangement, which obligation, in each case, arises on or before the Closing Date as a result of the execution of this Agreement or the consummation of the Transaction and only if triggered without the requirement of any further action by the Sold Companies or any of their respective Affiliates on or following the Closing Date (including any termination of employment) (other than any such payments that are a result of the actions taken by or at the request of Buyer), including all Taxes that are included in the Assumed Liabilities or payable by any Sold Company in connection with or as a result of the payment of such obligations, and (iii) any fees and expenses included in the Assumed Liabilities or incurred by the Sold Companies at or before the Closing in connection with the Pre-Closing Transfers and not paid at or before the Closing.

“Transactions” means the transactions contemplated by the Transaction Documents.

“Transfer and Novation Agreements” shall mean the transfer agreements related to the Seller Novated Contracts, to be dated on or prior to the Closing Date, substantially in the form of Annex IV hereto.

“Transfer Taxes” shall mean any Liability, obligation or commitment for transfer, documentary, sales, use, registration, value-added and other similar Taxes (including all applicable real estate transfer Taxes and real property transfer gains Taxes) and related amounts (including any penalties, interest and additions to Taxes).

“Transferred Employees” shall have the meaning set forth in Section 5.9(a).

“Transferred Leased Real Property” shall have the meaning set forth in Section 2.2(a)(i)(A).

“Transferred Owned Real Property” shall have the meaning set forth in Section 2.2(a)(i)(B).

“Transferred US Employees” shall have the meaning set forth in Section 5.9(a).

“Transition Services Agreement” shall mean the transition services agreement, to be dated as of the Closing Date, substantially in the form attached as Annex I hereto.

“TSA Period” shall have the meaning set forth in Section 5.9(e).

“Unresolved Matters” shall have the meaning set forth in Section 2.10(d).

“Vacation Policy” shall have the meaning set forth in Section 5.9(i).

“WARN Act” shall have the meaning set forth in Section 3.13(c).

SECTION 1.2              Other Interpretive Provisions. The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole (including the Annexes, Exhibits and Schedules hereto) and not to any particular provision of this Agreement, and all Article, Section, and Annex, Exhibit and Schedule references are to this Agreement unless otherwise specified. The words “include,” “includes” and “including” shall be deemed to be followed by the phrase “without limitation.” The phrase “to the extent” means degree by which, and does not simple mean “if.” The meanings given to terms defined herein shall be equally applicable to both the singular and plural forms of such terms. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. Except as otherwise expressly provided herein, all references to “dollars” or “$” shall be deemed references to the lawful money of the United States of America. Any capitalized terms used in any Annex, Exhibit or Schedule but not otherwise defined therein shall have the meaning as defined in this Agreement.

ARTICLE II

 PURCHASE, SALE, ASSIGNMENT AND ASSUMPTION

SECTION 2.1              Purchase and Sale of Sold Interests. Based upon the representations and warranties and subject to the terms and conditions set forth in this Agreement, on the Closing Date, Seller will sell, assign and transfer to Buyer, and Buyer will purchase and acquire, all of Seller’s right, title and interest in and to the Sold Interests, free and clear of any Encumbrances other than Encumbrances imposed by federal and state Securities Laws.

SECTION 2.2              Purchase and Sale of the Purchased Assets.

(a)                Based upon the representations and warranties and subject to the terms and conditions set forth in this Agreement, on the Closing Date, Parent shall, or shall cause its Subsidiaries (other than the Sold Companies) to, sell, convey, assign and transfer to Buyer, and Buyer shall purchase, acquire and accept from Parent or its Subsidiaries, all of Parent’s or its Subsidiaries’ right, title and interest in all of the assets, properties and rights that are owned by Parent or its Subsidiaries (other than the Sold Companies) and (unless otherwise provided in clause (vii) below) primarily relating to the Business (collectively, the “Purchased Assets”), as the same may exist on the Closing Date, including the following:

(i)                 (A) all leased real property, set forth on Schedule 2.2(a)(i)(A) (the “Transferred Leased Real Property”) and (B) all owned real property, set forth on Schedule 2.2(a)(i)(B) (the “Transferred Owned Real Property”);

(ii)                 all tangible personal property and interests therein, including all the equipment, vehicles, machinery, tools, spare parts, furniture and other tangible personal property, other than IT Assets (collectively, the “Equipment”, with the leases relating to any Equipment so leased being referred to herein as the “Equipment Leases”);

(iii)                all Contracts (other than the Real Property Leases, Equipment Leases, collective bargaining agreements to which no Sold Company is a party and Contracts relating to the Excluded Assets) (collectively, the “Assumed Contracts”);

(iv)               all inventory;

(v)                all Intellectual Property and IT Assets;

(vi)               all Permits owned, utilized, held or maintained by or licensed to Parent or its Subsidiaries (subject to the terms of such Permits);

(vii)              (A) all Business Records relating primarily to the Business and all originals and copies of the foregoing (provided that, subject to Section 5.12, Seller may keep one copy, solely to the extent such retention is (w) required by applicable Law or for audit or evidentiary purposes, provided that use of and access to same shall be limited to the above purposes, or (x) necessary to operate its business (other than the Business) as it is currently operated as of the date hereof) and (B) one copy, solely to the extent such retention is (y) required by applicable Law or for audit or evidentiary purposes, of any Business Record that otherwise relates to the Business, provided that use of and access to the same shall be limited to the above purposes, or (z) necessary to operate the Business as it is currently operated as of the date hereof;

(viii)             the accounts and notes receivable of the Business, including all loans and other advances owing to Seller or any of its Affiliates by any Business Employee;

(ix)                all prepaid expenses and deposits and refunds (other than prepaid insurance);

(x)                 all Proceedings, defenses, warranties and rights of offset or counterclaim (at any time or in any manner arising or existing, whether choate or inchoate, known or unknown, contingent or noncontingent);

(xi)                the goodwill of the Business;

(xii)               all property and casualty insurance proceeds received or receivable in connection with the damage or complete destruction of any of the Purchased Assets that would have been included in the Purchased Assets but for such damage or complete destruction, in each case net of any deductible and the cost of repair or replacement and related administrative costs;

(xiii)              the bank accounts of Seller related solely to the Purchased Assets;

(xiv)              all confidentiality agreements entered into by Seller or any of its Affiliates in connection with the sale of the Business;

(xv)               all other assets set forth on Schedule 2.2(a)(xv);

in each case (for clarity), unless owned or held by the Sold Companies.

(b)               After the Closing Date, each of Parent and Seller shall take all actions (or shall cause its Affiliates to take all actions) reasonably requested by Buyer to effect the provisions of this Section 2.2, including the prompt transfer of any Purchased Assets that are owned by Seller or its Affiliates and are not transferred at the Closing.

SECTION 2.3              Excluded Assets of the Business.

(a)                Notwithstanding any provision in this Agreement to the contrary, Buyer is not purchasing from Parent or its Subsidiaries any of the following (collectively, the “Excluded Assets”), and shall acquire no right to or interest in any Excluded Assets under this Agreement or as a result of the Transactions:

(i)                  all receivables of Parent or any of its Subsidiaries (other than the Sold Companies) in respect of the Business (excluding any such receivables of Parent or any of its Subsidiaries (other than the Sold Companies) referred to in Section 5.15(a)(x));

(ii)                 (x) the corporate charter, seal, minute books, stock record books and other similar documents relating to the organization, maintenance and existence of Seller and (y) the Business Records of Seller that do not relate to the Business;

(iii)                all current and prior insurance policies and all rights of any nature with respect thereto, including all insurance proceeds received or receivable thereunder (other than any such amounts included in the Purchased Assets pursuant to Section 2.2(a)(xii)) and rights to assert claims with respect to any such insurance recoveries;

(iv)               any Seller Plan and any assets relating thereto;

(v)                all Intellectual Property listed on Schedule 2.3(a)(v) and any right, title or interest in any Trademark containing “L-3” or “L3” (the “Seller Marks”);

(vi)               all loans and other advances owing to Seller or any of its Affiliates by each Business Employee who does not become a Transferred Employee;

(vii)              the Tax records (including Tax Returns and supporting workpapers) of Seller;

(viii)             the personnel records (including all human resources and other records) of Seller relating to employees of Seller, in either case, other than Transferred Employees;

(ix)                all of the rights and interests of Seller in and to the Contracts specified on Schedule 2.3(a)(ix) (the “Excluded Contracts”);

(x)                 any assets and associated claims arising out of the Retained Liabilities;

(xi)                all Proceedings, defenses, warranties and rights of offset or counterclaim (at any time or in any manner arising or existing, whether choate or inchoate, known or unknown, contingent or noncontingent) not included in the Purchased Assets under Section 2.2(a)(xi);

(xii)               all of the rights and interests of Seller and its Affiliates in and to all correspondence and documents in connection with the sale of the Business (other than (A) the confidentiality agreements entered into by the Buyer or any of its Affiliates and (B) any rights or interests under the terms of any other confidentiality agreements affecting the Business, including any non-solicitation and confidentiality obligations, entered into with any third parties in connection with the sale of the Business);

(xiii)              any legal or beneficial interest in equity of the entities and other assets listed on Schedule 2.3(a)(xiii), notwithstanding the fact that such entities or assets are related primarily to the Business;

(xiv)              all Seller’s Refunds and credits of Taxes due to Seller or any of its Affiliates pursuant to Section 5.8;

(xv)               all receivables from Taxing Authorities related to value-added Taxes or similar Taxes or import/export duties, in each case relating to a Pre-Closing Period;

(xvi)              all abandoned or unclaimed property reportable under any unclaimed property, escheat or similar Law where the dormancy period elapsed on or prior to the Closing Date;

(xvii)             all other assets set forth on Schedule 2.3(a)(xvii);

(xviii)            all rights to receive administrative and corporate (overhead, shared and other) services and benefits of the kind provided to the Business by Seller or any of its Affiliates (other than the Sold Companies), either directly or indirectly through third-party service providers (other than Seller or any of its Affiliates), prior to the Closing Date, and all assets of Seller and its Affiliates related thereto, including (A) computer and information processing services, (B) finance, accounting and payroll services, (C) facilities management services (including environmental, health and safety), (D) treasury services (including banking, insurance, administration, taxation and internal audit), (E) general and administrative services, (F) executive and management services, (G) legal services, (H) human resources services, (I) risk management services, (J) group purchasing services, (K) corporate marketing, strategy and development services, (L) corporate travel and aircraft services, and (M) investor relations services;

(xix)              all of Seller’s recoveries to the extent resulting from Proceedings, the Liabilities in respect of which constitute Retained Liabilities;

(xx)               all Cash of Seller, whether or not related to the Business;

(xxi)               the bank accounts of Seller not related solely to the Purchased Assets; and

(xxii)             all assets and other rights sold or otherwise transferred or disposed of during the period from the date hereof through and including the Closing Date, in any event in accordance with the provisions hereof, and all rights arising under or relating to any Retained Liabilities.

(b)               After the Closing Date, Buyer shall take all actions (or shall cause its Affiliates to take all actions) reasonably requested by Seller to effect the provisions of this Section 2.3, including the prompt return of any Excluded Assets included in the Purchased Assets that are owned by Seller and are transferred inadvertently at the Closing.

SECTION 2.4              Assumption of Certain Obligations of the Business.

(a)                Upon the terms and subject to the conditions of this Agreement, Buyer agrees, effective at the Closing, to assume and to satisfy, pay, perform and discharge when due all Liabilities of Parent, Seller and their respective Subsidiaries (other than Liabilities of the Sold Companies) to the extent relating to the Purchased Assets or the Business, whether arising prior to, at or after the Closing, and whether accrued or fixed, known or unknown, absolute or contingent, matured or unmatured or determined or determinable as of the Closing Date, other than the Retained Liabilities (all of the foregoing Liabilities to be so assumed, satisfied or discharged being herein collectively called the “Assumed Liabilities”), including the following:

(i)                  all Proceedings to the extent resulting from the conduct of the Business or the ownership of the Purchased Assets prior to, at or after the Closing;

(ii)                 all Liabilities, including all Proceedings arising from the design, construction, testing, marketing, service, operation or sale of the products and services of the Business prior to, at or after the Closing, including indemnification or warranty obligations and irrespective of any legal theory asserted;

(iii)                all Liabilities under the Real Property Leases, Equipment Leases and the Assumed Contracts and all purchase orders in respect thereof included in the Purchased Assets;

(iv)                all accounts payable and other accrued expenses of the Business (for the avoidance of doubt, excluding all Liabilities for or with respect to Taxes for which Seller bears responsibility pursuant to Section 5.6), and all Liabilities to suppliers for products and services relating to the Business prior to, at or after the Closing;

(v)                all Liabilities arising prior to, at or after the Closing under any Contracts that are assigned to Buyer pursuant to Section 2.2 at or subsequent to the Closing;

(vi)               all other Liabilities set forth on Schedule 2.4(a)(vi);

(vii)              except as set forth in Section 2.5(a)(xii), all Liabilities arising prior to, on or after the Closing under any Environmental Law or relating to Releases of Hazardous Materials, in each case in connection with or relating to any Purchased Asset or the Business;

(viii)             all Liabilities arising prior to, on or after the Closing with respect to Business Employees (including, but not limited to, all severance costs for any Employee terminated at the request of Buyer on or after the date hereof but prior to the Closing to the extent such Employee would have been a Business Employee but for such termination), excluding any Liabilities under a collective bargaining agreement to which no Sold Company is a party; and

(ix)                all Liabilities for or with respect to Taxes for which Buyer bears responsibility pursuant to Section 5.6;

in each case (for clarity), unless a Liability of the Sold Companies.

(b)               After the Closing Date, Buyer shall take all actions (or shall cause its Affiliates to take all actions) reasonably requested by Seller to effect the provisions of this Section 2.4, including the prompt assumption of any Assumed Liabilities that are held by Seller and are not assumed at the Closing.

SECTION 2.5              Retained Liabilities of the Business.

(a)                Notwithstanding any provision in this Agreement, Parent, Seller and their respective Subsidiaries shall retain and be responsible for the following Liabilities which would otherwise be included in the Assumed Liabilities (collectively, the “Retained Liabilities”):

(i)                  Liabilities for which Seller expressly has responsibility pursuant to the terms of this Agreement;

(ii)                 Liabilities to the extent related to the Excluded Assets;

(iii)                except as otherwise provided for herein, any costs or expenses incurred by Seller in connection with this Agreement or the Transactions;

(iv)                any Liabilities of Seller to pay any Indebtedness incurred prior to the Closing Date;

(v)                all Liabilities for or with respect to Taxes for which Seller bears responsibility pursuant to Section 5.6;

(vi)               all Liabilities in respect of abandoned or unclaimed property reportable under any unclaimed property, escheat or similar Law where the dormancy period elapsed on or prior to the Closing Date;

(vii)              all pension Liabilities;

(viii)             all Liabilities arising under a collective bargaining agreement to which no Sold Company is a party;

(ix)                all Liabilities with respect to Seller Plans and all Liabilities for the Retention Bonuses;

(x)                 all Liabilities resulting from the incurrence or triggering of withdrawal liability (as defined in Sections 4203 and 4205 of ERISA) and/or delinquent contributions (as defined in Section 515 of ERISA) by Seller or the Controlled Group (including any contingent or secondary withdrawal liability) to any multiemployer plan (as defined in Section 4001(a)(3) of ERISA) (“Multiemployer Plan”) on or prior to the Closing or as a result of the Transactions, to the extent such withdrawal liability and/or delinquent contributions relate to (A) Seller’s or the Controlled Group’s contribution history to such Multiemployer Plan, (B) operations with respect to Seller prior to the Closing Date, and/or (C) the benefits attributable to the service of any employee of Seller or the Controlled Group prior to the Closing Date;

(xi)                those Liabilities set forth on Schedule 2.5(a)(xi);

(xii)               all Liabilities arising prior to, on or after the Closing under any Environmental Law or relating to Releases of Hazardous Materials in connection with or relating to (A) any property (other than the Purchased Assets) previously but not currently owned, leased or operated by Parent, Seller or any of their respective Subsidiaries (other than the Sold Companies) prior to the Closing or (B) any location (other than the Purchased Assets) to which any Hazardous Materials generated in connection with the Business have been transported for treatment, storage, disposal or recycling by Parent, Seller or any of their respective Subsidiaries (other than the Sold Companies) solely prior to Closing; and

(xiii)              those Liabilities set forth on Schedule 2.5(a)(xiii) hereto.

(b)               After the Closing Date, each of Parent and Seller shall take all actions (or shall cause its Affiliates to take all actions) reasonably requested by Buyer to effect the provisions of this Section 2.5, including the prompt assumption of any Retained Liabilities that are held by Seller or its Affiliates and are transferred inadvertently at the Closing.

SECTION 2.6              Consents.

(a)                Notwithstanding anything to the contrary in this Agreement, there shall be excluded from the transactions contemplated by this Agreement any Real Property Lease, Equipment Lease, Permit, Assumed Contract, Contract or right which is not assignable or transferable without the consent of any Person other than Buyer, Parent, Seller, the Sold Companies or any of their respective Subsidiaries, to the extent that such consent shall not have been given prior to the Closing or, where the consent of a Governmental Authority to novate is required, such consent is not given after Closing; provided, however, that each of Parent and Seller, on the one hand, and Buyer, on the other hand, shall use reasonable best efforts to obtain all necessary consents to the assignment or transfer thereof, it being understood that neither Parent, Seller nor any of their respective Affiliates or Subsidiaries shall be required to incur any Liabilities with respect thereto in excess of $75,000, in the aggregate. Upon obtaining the requisite third-party consents thereto, such Real Property Leases, Equipment Leases, Permits, Assumed Contracts, Contracts or rights, if otherwise includable in the Purchased Assets or the transactions contemplated hereby, shall promptly be transferred and assigned to Buyer hereunder.

(b)               With respect to any Real Property Lease, Equipment Lease, Permit, Assumed Contract, Contract or right that is not included in the Purchased Assets or assigned to Buyer at the Closing by reason of Section 2.6(a), after the Closing, until any requisite consent is obtained therefor and the same is transferred and assigned to Buyer, the parties shall cooperate with each other, upon written request of Buyer, in endeavoring to obtain for Buyer, at no cost to Buyer, an arrangement with respect thereto to provide for Buyer substantially comparable benefits therein. Buyer agrees to indemnify Seller or any of its Affiliates in respect of all Liabilities of Seller or its Affiliates in respect of any such arrangement, continuing operations and underlying lease, license, Contract, agreement or right.

(c)                Buyer acknowledges that certain consents to the transactions contemplated by this Agreement may be required from parties to the Real Property Leases, Equipment Leases, Permits, Assumed Contracts, Contracts or rights and that such consents may not be obtained. Except with respect to claims for breaches of representations and warranties under Article III, Buyer agrees that neither Seller nor any of its Affiliates shall have any Liability whatsoever arising out of or relating to the failure to obtain any consents that may be required in connection with the transactions contemplated by this Agreement or because of the default under, or acceleration or termination of, any Real Property Lease, Equipment Lease, Permit, Assumed Contract, Contract or right, as a result thereof.

SECTION 2.7              Consideration; Payment of Initial Purchase Price.

(a)                Subject to the terms and conditions set forth in this Agreement, the total consideration to be paid by Buyer to Seller on the Closing Date for the sale, assignment and transfer of the Sold Interests and the Purchased Assets, and the assumption by the Buyer of Assumed Liabilities (the “Initial Purchase Price,” and as adjusted pursuant to Section 2.10, the “Purchase Price”) shall be an amount equal to the sum of:

(i)                  $540,000,000 (the “Enterprise Value”); plus

(ii)                 the lesser of (x) $5,000,000 and (y) Estimated Closing Date Cash; minus

(iii)                the Estimated Closing Date Indebtedness; minus

(iv)                the Estimated Transaction Expenses.

(b)               No later than three (3) Business Days prior to the Closing Date, Seller shall deliver to Buyer a statement (the “Estimated Closing Statement”) setting forth a good faith estimate (and reasonable supporting detail as to each of the calculations) of (i) the Closing Date Cash (the “Estimated Closing Date Cash”), (ii) the Closing Date Indebtedness (the “Estimated Closing Date Indebtedness”), and (iii) the Transaction Expenses (the “Estimated Transaction Expenses”), in each case, calculated as of the Effective Time and without giving effect to the Transactions (other than the transactions set forth on Exhibit B (the “Pre-Closing Transfers”)).

(c)                At the Closing, subject to the satisfaction or waiver of each of the conditions specified in Article VI and Article VII herein, Buyer shall pay to Seller an amount equal to the Initial Purchase Price to Seller by wire transfer of immediately available funds.

SECTION 2.8              The Closing. Unless this Agreement shall have been terminated pursuant to Article VIII, and subject to satisfaction or waiver (in writing by the applicable party) of the conditions set forth in Articles VI and VII, the closing of the Transactions (the “Closing”) shall take place at 10:00 a.m. New York time at the offices of Simpson Thacher & Bartlett LLP, 425 Lexington Avenue, New York, New York, on the date that is two (2) Business Days after the conditions set forth in Articles VI and VII (other than the conditions that are to be satisfied at the Closing) have been satisfied or waived (in writing by the applicable party) (the “Closing Date”), or at such other time and place as may be agreed upon by Seller and Buyer in writing; provided, however, that in no event shall Buyer be obligated to consummate the Closing prior to the earlier of (a) June 29, 2018 and (b) the date the financing provided for by the Debt Commitment Letter is available to be funded or will be available to be funded if the Equity Financing is funded at the Closing.

SECTION 2.9              Deliveries at the Closing.

(a)                At or prior to the Closing, Parent shall deliver or cause to be delivered or made available to Buyer the following:

(i)                  to the extent the Sold Interests are certificated, certificates evidencing the Sold Interests duly endorsed in blank, or accompanied by stock powers duly executed in blank;

(ii)                 the duly executed certificate to be delivered by Parent and Seller pursuant to Section 7.3;

(iii)                a certificate satisfying all the requirements of Treasury Regulations Section 1.1445-2(b)(2) in the form of Exhibit C certifying that Seller is a U.S. person for purposes of Section 1445 of the Code;

(iv)               each of the Closing Agreements to which Seller, any Sold Company or any other Affiliate of Seller is a party, duly executed by Seller, such Sold Company or such other Affiliate of Seller, as applicable;

(v)                evidence of the termination of all Intercompany Payables and Receivables and Intercompany Indebtedness;

(vi)               evidence that the Persons set forth on Schedule 2.9(a)(vi) have resigned in writing (or otherwise been removed prior to Closing) from all director and officer positions in the Sold Companies effective as of the Closing;

(vii)              a special warranty or limited warranty (or local law equivalent) deed in recordable form conveying each parcel of the Transferred Owned Real Property to Buyer;

(viii)             if received prior to Closing, the consents set forth on Schedule 2.9(a)(viii) each in a form reasonably acceptable to Buyer (such acceptance not to be unreasonably withheld, conditioned, or delayed); and

(ix)                an assignment and assumption of lease agreement assigning the Transferred Leased Real Property to Buyer.

(b)               At or prior to the Closing, Buyer shall deliver or cause to be delivered to Seller the following:

(i)                  the Initial Purchase Price by wire transfer of immediately available funds to one or more accounts designated by Seller at least two (2) Business Days prior to the Closing Date;

(ii)                the duly executed certificate to be delivered by Buyer pursuant to Section 6.3;

(iii)                each of the Closing Agreements to which Buyer or any Affiliate of Buyer is a party, duly executed by Buyer or such other Affiliate of Buyer, as applicable.

SECTION 2.10          Post-Closing Purchase Price Adjustment.

(a)                As soon as reasonably practicable after the Closing Date, and in any event, within ninety (90) days thereof, Buyer shall prepare and deliver to Seller a statement (the “Closing Statement”) setting forth with reasonable supporting detail the calculation of (i) the aggregate amount of Cash of the Sold Companies (the “Closing Date Cash”), (ii) the aggregate amount of Indebtedness of the Sold Companies (the “Closing Date Indebtedness”), (iii) the aggregate amount of Transaction Expenses, if any (the “Closing Transaction Expenses”) and (iv) Net Working Capital (the “Closing Date Net Working Capital”), in each case, calculated as of the Effective Time in accordance with the Agreed Accounting Principles without giving effect to the Transactions (other than the Pre-Closing Transfers).

(b)               After receipt of the Closing Statement from Buyer, Seller shall have forty- five (45) days to review the Closing Statement (the “Review Period”) and notify Buyer in writing prior to the expiration of the Review Period of any dispute or objection thereto (such written notice, the “Objection”). If Seller has not notified Buyer of an Objection within the Review Period then the Closing Statement shall be deemed to have been accepted by the parties and shall become final, binding and conclusive. Seller and Buyer shall, within thirty (30) days (or such longer period as Seller and Buyer may agree in writing) following delivery of an Objection to Buyer (the “Resolution Period”), attempt in good faith to resolve their differences, all such discussions and communications related thereto shall (unless otherwise agreed by Buyer and Seller) be governed by Rule 408 of the Federal Rules of Evidence and any applicable similar state rule, and any resolution by them as to any disputed amounts shall be final, binding and conclusive. Any items agreed to by Seller and Buyer in writing, together with any items not disputed or objected to by Seller in the Objection, are collectively referred to herein as the “Resolved Matters”.

(c)                From and after the Closing, Buyer shall, and shall cause the Sold Companies to (i) assist Seller and Representatives of Seller in their review of, and provide Seller and Representatives of Seller with reasonable access upon reasonable notice during normal business hours to, the books, records (including work papers, schedules, memoranda and other documents), supporting data, facilities, employees and auditors and other applicable agents of the Sold Companies for purposes of reviewing the Closing Statement, and (ii) cooperate fully with Seller and its Representatives in connection with such review, including providing on a timely basis all other information and copies of records or other documents necessary or useful in connection with the review of the Closing Statement as is requested by Seller and its Representatives.

(d)               If at the end of the Resolution Period Seller and Buyer have been unable to resolve all differences that they may have with respect to the matters specified in the Objection, Seller and Buyer shall refer all matters that remain in dispute with respect to the Objection (the “Unresolved Matters”) to Grant Thornton LLP (or if such firm is unable or unwilling to accept such engagement, an internationally recognized independent public accounting firm that has not provided material services to either Seller or Buyer or their respective Affiliates in the preceding three (3) years as jointly selected by Seller and Buyer or, if Seller and Buyer are unable to agree within five (5) Business Days from the end of the Resolution Period, then such internationally recognized independent public accounting firm jointly selected by Seller’s and Buyer’s independent accountants within five (5) Business Days thereafter) (such firm, as finally selected, the “Accounting Firm”). Seller and Buyer each agree to promptly sign an engagement letter, in commercially reasonable form, as may reasonably be required by the Accounting Firm. Each of Buyer and Seller shall submit to the Accounting Firm (with a copy delivered to the other party on the same day), within ten (10) Business Days after the date of the engagement of the Accounting Firm, a memorandum (a “Submission”) (which may include supporting exhibits) setting forth their respective positions with respect to the Unresolved Matters. Each of Buyer and Seller may (but shall not be required to) submit to the Accounting Firm (with a copy delivered to the other party on the same day), within twenty (20) Business Days after the date of the engagement of the Accounting Firm, a memorandum responding to Submission submitted to the Accounting Firm by the other party. Unless requested by the Accounting Firm in writing, no party hereto may present any additional information or arguments to the Accounting Firm, either orally or in writing. None of Seller, Buyer or any of their respective Affiliates or Representatives shall have any ex parte communications or meetings with the Accounting Firm regarding the subject matter hereof without the other party’s prior written consent. The Accounting Firm shall be given reasonable access to all relevant records of the Business to calculate the Closing Statement. The Accounting Firm shall act as an expert and not as an arbitrator to calculate, based solely on the Submissions of Buyer, on the one hand, and Seller, on the other hand, and only with respect to the Unresolved Matters submitted and without independent investigation, whether and to what extent the Closing Statement requires adjustments and shall be instructed that its calculation (A) must be made in strict accordance with the terms of this Agreement and the Agreed Accounting Principles, without regard to principles of equity, and (B) with respect to each Unresolved Matter, must be within the range of values established for such amount as determined by reference to the value assigned to such amount in the Submissions of Buyer, on the one hand, and Seller, on the other hand. Seller and Buyer shall request the Accounting Firm to (i) submit its final written determination to Seller and Buyer as soon as practicable, but in any event within twenty (20) Business Days after the Accounting Firm’s engagement, and (ii) prepare the Final Closing Statement (which shall be consistent with the Resolved Matters and the final determination of the Accounting Firm of the Unresolved Matters) and calculate the Final Purchase Price based on such Final Closing Statement. The Accounting Firm’s final written determination shall be conclusive and binding upon Seller and Buyer, absent manifest error. The “Final Closing Statement” shall be (i) in the event that no Objection is delivered by Seller to Buyer prior to the expiration of the Review Period, the Closing Statement delivered by Buyer to Seller pursuant to Section 2.10(a), (ii) in the event that an Objection is delivered by Seller to Buyer prior to the expiration of the Review Period, the Closing Statement delivered by Buyer to Seller pursuant to Section 2.10(a) as adjusted pursuant to the agreement of Seller and Buyer in writing or (iii) in the event that an Objection is delivered by Seller to Buyer prior to the expiration of the Review Period and Seller and Buyer are unable to agree on all matters set forth in such Objection, the Closing Statement delivered by Buyer to Seller pursuant to Section 2.10(a) as adjusted by the Accounting Firm to be consistent with the Resolved Matters and the final determination of the Accounting Firm of the Unresolved Matters in accordance with this Section 2.10(d). In the event the Final Closing Statement is determined (x) pursuant to clause (i) or (ii) of the immediately preceding sentence, Buyer shall prepare the Final Closing Statement and calculate the Final Purchase Price, in each case, in strict accordance with the terms of this Agreement, and deliver such items to Seller within three (3) Business Days following the determination thereof or (y) pursuant to clause (iii) of the immediately preceding sentence, the Accounting Firm shall prepare the Final Closing Statement (which shall be consistent with the Resolved Matters and the final determination of the Accounting Firm of the Unresolved Matters) and calculate the Final Purchase Price based on the Final Closing Statement, in each case, in strict accordance with the terms of this Agreement, and deliver such items to Seller and Buyer within three (3) Business Days following the delivery of the final written determination of the Accounting Firm to Seller and Buyer. The date on which the Final Closing Statement is finally determined and delivered in accordance with this Section 2.10(d) is hereinafter referred to as the “Determination Date”.

(e)                Buyer and Seller agree that the procedures set forth in this Section 2.10 for resolving disputes with respect to the calculation of Closing Statement shall be the sole and exclusive method for resolving any such disputes; provided that this provision shall not prohibit any party from instituting litigation to enforce any decision pursuant to the terms hereof by the Accounting Firm in any court of competent jurisdiction. The substance of the Accounting Firm’s determination shall not be subject to review or appeal, absent manifest error. It is the intent of the parties to have any determination of Unresolved Matters by the Accounting Firm proceed in an expeditious manner; provided, however, any deadline or time period contained herein may be extended or modified by agreement of the parties, and the parties agree that the failure of the Accounting Firm to strictly conform to any deadline or time period contained herein shall not be a basis for seeking to overturn any determination rendered by the Accounting Firm. Any fees and expenses relating to the engagement of the Accounting Firm in respect of its services pursuant to this Section 2.10 shall be shared by Seller and Buyer so that Seller’s share of such fees and expenses shall be in the same proportion that the aggregate amount that is unsuccessfully disputed by Seller bears to the total amount initially disputed by Seller.

(f)                The “Final Purchase Price” shall mean the Enterprise Value, plus:

(i)                  the lesser of (x) $5,000,000 and (y) Closing Date Cash as set forth in the Final Closing Statement; minus

(ii)                 the Closing Date Indebtedness as set forth in the Final Closing Statement; minus

(iii)                the Closing Transaction Expenses; plus

(iv)               the amount by which, if any, the Closing Date Net Working Capital (as set forth in the Final Closing Statement) is greater than the Target Net Working Capital; provided, that no adjustment shall be included in calculating the Final Purchase Price pursuant to this clause (v) if the Closing Date Net Working Capital exceeds the Target Net Working Capital by less than $1,000,000; minus

(v)                the amount by which, if any, the Closing Date Net Working Capital (as set forth in the Final Closing Statement) is less than the Target Net Working Capital; provided, that no adjustment shall be included in calculating the Final Purchase Price pursuant to this clause (v) if the Target Net Working Capital exceeds the Closing Date Net Working Capital by less than $1,000,000.

If the Final Purchase Price is greater than the Initial Purchase Price, then Buyer shall pay Seller (to one or more accounts designated by Seller) within two (2) Business Days of the Determination Date, by wire transfer of immediately available funds in U.S. dollars, free and clear of any withholdings or other deductions, an amount in cash equal to the sum of such difference between the Final Purchase Price and the Initial Purchase Price. If the Final Purchase Price is less than the Initial Purchase Price, then Seller shall pay Buyer (to such account designated by Buyer) within two (2) Business Days of the Determination Date, by wire transfer of immediately available funds in dollars, free and clear of any withholdings or other deductions, an amount in cash equal to the sum of the absolute value of such difference between the Final Purchase Price and the Initial Purchase Price.

SECTION 2.11            Withholding Rights. Buyer shall be entitled to deduct and withhold from amounts otherwise payable to any Person pursuant to this Article II such amounts as it is required to deduct and withhold with respect to such payments under any tax Laws. Any amounts so deducted and withheld shall be promptly paid over to the relevant Taxing Authority and shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made. Notwithstanding the foregoing, prior to making any such deduction or withholding, Buyer shall provide Seller with reasonable advance notice (and not, in any event, less than ten (10) Business Days’ notice), and, to the extent permitted by Law, permit Seller an opportunity to provide Buyer or the Sold Companies with certificates or other appropriate documentation to reduce or eliminate the need for such deduction or withholding.

SECTION 2.12            Allocation of Purchase Price. The parties agree to allocate the Purchase Price (and any other amounts treated as consideration for U.S. federal income tax purposes) in accordance with the rules under Section 1060 of the Code and the Treasury Regulations promulgated thereunder (the “Purchase Price Allocation”). Within thirty (30) calendar days after the Determination Date, Buyer shall deliver to Seller a draft Purchase Price Allocation. If within sixty (60) days after Seller’s receipt of the draft Purchase Price Allocation Seller has not objected in writing to such draft Purchase Price Allocation, it shall become final. In the event that Seller objects in writing within such sixty- (60-) day period, the parties shall negotiate in good faith to resolve the dispute. Any issues with respect to the Purchase Price Allocation which have not been finally resolved within sixty (60) days following the Determination Date shall be referred to the Accounting Firm, whose determination shall be final and binding upon the parties. To the extent the Purchase Price is adjusted pursuant to Section 2.10, the parties shall amend the Purchase Price Allocation to reflect such adjustments. Buyer and Seller shall file their Tax Returns (and IRS Form 8594, if applicable) on the basis of such Purchase Price Allocation, as it may be amended pursuant to this Agreement, and neither party shall thereafter take a Tax Return position or any other position for applicable Tax purposes that is inconsistent with such Purchase Price Allocation unless otherwise required pursuant to a final “determination” as defined in Section 1313 of the Code.

ARTICLE III

 REPRESENTATIONS AND WARRANTIES OF PARENT AND SELLER

Except as set forth in the corresponding sections of the Seller Disclosure Schedule (whether or not the representations and warranties in this Article III expressly refer to such schedule), each of Parent and Seller hereby represents and warrants to Buyer as of the date hereof and as of the Closing Date as follows:

SECTION 3.1              Organization. Parent, Seller and each Sold Company is a corporation (in the case of Parent), limited partnership (in the case of Seller) or a limited liability company (in the case of each of the Sold Companies) duly formed, validly existing and in good standing under the Laws of its jurisdiction of formation. Except as would not reasonably be expected, individually or in the aggregate, to materially and adversely affect the Business, each Sold Company has all requisite power and authority to own its assets and to carry on its business as now conducted and is duly qualified or licensed to do business and in good standing in the jurisdictions in which the ownership of its property or the conduct of the Business requires such qualification or license. Parent and its Subsidiaries have all requisite power and authority to enable it to own, lease or otherwise hold the Purchased Assets owned, leased or otherwise held by any of them and to conduct the Business as presently conducted by it. Seller has made available to Buyer true, correct and complete copies of the certificate of formation and operating agreement (or other equivalent limited liability company agreement) of each Sold Company, in each case, as amended and in effect on the date hereof.

SECTION 3.2              Authorization, Enforceability. Each of Parent and Seller has all requisite power and authority to execute and deliver this Agreement and to perform its obligations hereunder. Each of Parent and Seller has the power and authority to execute and deliver each Closing Agreement to which it is a party and to perform its obligations thereunder. The execution and delivery by each of Parent and Seller of this Agreement and each Closing Agreement to which it is a party, the performance by Parent and Seller of their obligations hereunder and thereunder and the consummation by Parent and Seller of the Transactions have been duly authorized by all necessary action on the part of Parent and Seller. This Agreement has been duly executed and delivered by each of Parent and Seller, and each of Parent and Seller shall duly execute and deliver each Closing Agreement to which it is a party and, assuming due authorization, execution and delivery by the other parties thereto, this Agreement constitutes, and each Closing Agreement shall constitute, a valid and binding agreement of each of Parent and Seller, enforceable against Parent and Seller in accordance with its terms, subject to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar Laws relating to or affecting creditors’ rights generally and general equitable principles (whether considered in a proceeding in equity or at law) (the “Enforceability Exceptions”).

SECTION 3.3              Capital Stock or Other Equity Interests of the Sold Companies. Set forth on Section 3.3 of the Seller Disclosure Schedule is (i) the jurisdiction of formation and (ii) the number of authorized, issued and outstanding shares or other equity securities of each Sold Company as of the date hereof and, except as set forth on Section 3.3 of the Seller Disclosure Schedule, there are no other authorized, issued or outstanding shares of capital stock or other equity securities of the Sold Companies. Except as set forth on Section 3.3 of the Seller Disclosure Schedule, all of the issued and outstanding Sold Interests are duly authorized, validly issued, fully paid and non-assessable and are owned of record free and clear of any Encumbrances. Seller has good and valid title to all of the Sold Interests. Except as set forth on Section 3.3 of the Seller Disclosure Schedule, there are no outstanding options, warrants, calls, rights or any other agreements affecting the sale, issuance or voting of any shares of the capital stock of any of the Sold Companies, or any securities or other instruments convertible into, exchangeable for or evidencing the right to purchase any shares of capital stock of any of the Sold Companies. Other than as set forth on Section 3.3 of the Seller Disclosure Schedule, there are no voting trusts, shareholder agreements, proxies or other similar Contracts in effect to which Parent or Seller (with respect to the Business) or any Sold Company is a party, or by which Parent or Seller (with respect to the Business) or any Sold Company is bound, in each case, with respect to the governance of the Business or the registration, voting or transfer of any Sold Interests. There will not be any liability for, nor obligation with respect to, any dividends or distributions declared or accumulated but unpaid with respect to any equity interests of any Sold Company immediately following the Closing (other than dividends or distributions payable by a Sold Company to another Sold Company). The copies of the minute books of each Sold Company made available to Buyer contain records of all material meetings and reflect all other material limited liability company action of the equityholders and board of managers, as applicable, of each Sold Company that occurred prior to the date hereof, and such copies are correct and complete in all material respects.

SECTION 3.4              Subsidiaries. As of the Closing Date, no Sold Companies have any Subsidiaries or own any Investments, except as set forth on Section 3.4 of the Seller Disclosure Schedule.

SECTION 3.5              Financial Statements.

(a)                Set forth on Section 3.5(a) of the Seller Disclosure Schedule are the audited combined balance sheets of the Business together with all notes and schedules thereto as at December 31, 2017 and December 31, 2016 and the related combined statements of operations and comprehensive income (loss), cash flows and changes in net parent company investment of the Business for the fiscal years ended December 31, 2017 and December 31, 2016 (the “Financial Statements”). The Financial Statements have been prepared from the books and records of the Business and in accordance with GAAP applied on a consistent basis (except as may be indicated therein or in the notes thereto). The Financial Statements present fairly in all material respects the combined financial position and results of operations of the Business at the dates and for the periods indicated.

(b)               Each Sold Company has established and maintains a system of internal accounting controls sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP.

(c)                Section 3.5(a) is qualified by the fact that the Business has not operated as separate “stand-alone” entity within Seller, including with respect to Tax matters. As a result, Seller has, in good faith, allocated to the Business certain charges and credits for purposes of the preparation of the Financial Statements. Such allocations of charges and credits do not necessarily reflect the amounts that would have resulted from arms-length transactions or the actual costs that would be incurred if the Business operated as a “stand-alone” entity. The allocation of charges and credits contained in the Financial Statements and set forth on Section 3.5(c) of the Seller Disclosure Schedule were made on a consistent basis in each period and are a reasonable reflection of the utilization of the services received from Seller by, or the benefits provided to, the Business for the period indicated therein.

(d)               Attached as Schedule 3.5(d) are the unaudited consolidating balance sheet, revenues and earnings before interest and taxes of the Business at and for the quarter ended March 30, 2018.  Such information was derived from the books and records of the Business, has been prepared in good faith and fairly presents in all material respects the unaudited consolidating balance sheet, revenues and earnings before interest and taxes of the Business at  March 30, 2018 and for the quarter then ended, in conformity with accounting methods consistently applied for the period covered thereby.

SECTION 3.6              Absence of Undisclosed Liabilities. The Business does not have any Liabilities of any kind whatsoever (whether absolute, accrued, contingent or otherwise, and whether due or to become due) that are required to be reflected on a combined balance sheet prepared in accordance with GAAP, other than Liabilities (a) reflected on, or reserved for in, the Financial Statements, (b) arising in the ordinary course of business since December 31, 2017, (c) disclosed on Section 3.6 of the Seller Disclosure Schedule, (d) arising after the date of this Agreement in connection with the Transactions or (e) that are not and would not reasonably be expected, individually or in the aggregate, to materially and adversely affect the Business.

SECTION 3.7              No Approvals or Conflicts; Governmental Authorizations.

(a)                Except as set forth on Section 3.7(a) of the Seller Disclosure Schedule, the execution, delivery and performance by Parent or Seller of this Agreement and the Closing Agreements and the consummation by Parent and Seller of the Transactions do not and will not (i) violate or conflict with the organizational documents of Parent or Seller or any Sold Company, (ii) violate, conflict with or result in a breach of, or constitute a default by any of the Sold Companies (or create an event which, with notice or lapse of time or both, would constitute a default) under any Material Contract, (iii) result in the loss of a benefit or increase in Liabilities under, create in any party the right to terminate, cancel or modify, or require any notice, consent, approval, authorization or waiver under any Material Contract or Permit to which any Sold Company is bound or to which any equity interest, asset or property of the Business is subject, or (iv) violate or result in a breach of any Order or Law applicable to Parent, Seller or the Sold Companies or any of their respective properties, except, in each of clauses (ii), (iii) and (iv) above, as would not reasonably be expected, individually or in the aggregate, to materially and adversely affect the Business.

(b)               Except as set forth on Section 3.7(b) of the Seller Disclosure Schedule, the execution, delivery and performance by Parent or Seller of this Agreement and the Closing Agreements and the consummation by Parent and Seller of the Transactions do not and will not require any filing or registration with any Governmental Authority except for (i) filings in connection with the HSR Act or other Antitrust Laws, (ii) filings or registrations with Governmental Authorities that become applicable as a result of matters specifically related to Buyer or its Affiliates or their operation or ownership of the Business, (iii) notice filings under ITAR or (iv) compliance with any applicable requirements of the Exchange Act or the Securities Act.

(c)                Except as set forth on Section 3.7(c) of the Seller Disclosure Schedule, no Government Contract will require novation by a Governmental Authority in connection with, or as a result of, the Transactions.

SECTION 3.8              Compliance with Law; Permits. Except as set forth on Section 3.8 of the Seller Disclosure Schedule, Parent, Seller and the Sold Companies are currently and since January 1, 2015 have been in compliance with the Orders and Laws applicable to them and their respective properties relating to the conduct of the Business or to which the properties (real or personal) and assets included in the Purchased Assets or owned by the Sold Companies are bound or affected, except where the failure to be in such compliance would not reasonably be expected, individually or in the aggregate, to materially and adversely affect the Business. To the Knowledge of Seller, none of Parent, Seller, their respective Subsidiaries or any of the Sold Companies has been under investigation by any Governmental Authority with respect to any actual or alleged violation of any Laws or Orders at any time since January 1, 2015 relating to the conduct of the Business or to which the properties (real or personal) and assets included in the Purchased Assets or owned by the Sold Companies are bound or affected. Parent, Seller and the Sold Companies have all licenses, permits, franchises, registrations and other governmental authorizations necessary to conduct the Business substantially in the manner in which the Business is currently conducted (collectively, “Permits”), and such Permits are valid and in full force and effect, except where the failure have such Permits or for such Permits to be valid and in full force and effect would not reasonably be expected, individually or in the aggregate, to materially adversely affect the Business. Parent, Seller and their respective Subsidiaries (with respect to the Business) and the Sold Companies are, and during the past three years have been, in compliance in all material respects with the terms of such Permits.

SECTION 3.9              Litigation. Except as set forth on Section 3.9 of the Seller Disclosure Schedule, there is no (a) outstanding Order against any of the Sold Companies or applicable to any of their respective properties or assets or Parent, Seller or their respective Subsidiaries with respect to the Assumed Liabilities or the Purchased Assets, (b) suit, action or legal, governmental, administrative, arbitration or regulatory proceeding or audit (“Proceeding”) that is pending or, to the Knowledge of Seller, threatened against any Sold Company or Parent, Seller or their respective Subsidiaries with respect to the Assumed Liabilities or the Purchased Assets or (c) investigation by any Governmental Authority (excluding any such matters of general applicability) pending or, to the Knowledge of Seller, threatened against any Sold Company or Parent, Seller or their respective Subsidiaries with respect to the Assumed Liabilities or the Purchased Assets, except, in each of clauses (a) through (c), as would not reasonably be expected, individually or in the aggregate, to materially and adversely affect the Business. There are no Proceedings or investigations by any Governmental Authority pending or, to the Knowledge of Seller, threatened against Parent, Seller or their respective Subsidiaries or any of its Affiliates that challenge, or would reasonably be expected to have the effect of preventing, materially delaying, making illegal or otherwise materially interfering with, the ability of Seller to consummate the Transactions. None of Seller or any of its Affiliates is subject to any Order that challenges, or would reasonably be expected to have the effect of preventing, making illegal or otherwise materially interfering with, the ability of Parent or Seller to consummate the Transactions.

SECTION 3.10            Ordinary Course. Except as set forth in Section 3.10 of the Seller Disclosure Schedule or as expressly permitted by this Agreement, since January 1, 2018: (a) Seller and its Affiliates have operated the Business in all material respects in the ordinary course of business, (b) there has not been any change, event or occurrence which has had a Material Adverse Effect and (c) none of Seller or any of its Affiliates has taken any action that would be prohibited by Section 5.1(b) if taken after the date hereof.

SECTION 3.11            Tax Matters. Except as set forth in Section 3.11 of the Seller Disclosure Schedule:

(a)                Each of Parent and its Subsidiaries has timely withheld or paid (or has caused to be timely withheld or paid), or will timely withhold or pay (or will cause to be timely withheld or paid), all material Taxes imposed with respect to the Purchased Assets that have become due and payable on or before the Closing Date, except Taxes being contested in good faith for which adequate reserves have been established on the books and records of the owner of the Purchased Assets in accordance with GAAP. With respect to any Taxes withheld by Parent or its Subsidiaries described in the preceding sentence, each of Parent and its Subsidiaries has timely paid over all such withheld Taxes to the appropriate Taxing Authority as required by applicable Law.

(b)               All material Tax Returns required to be filed by or on behalf of the Sold Companies have been duly and timely filed (taking into account any permitted extensions applicable to such filing) and all material Taxes (whether or not shown as due and payable on such Tax Returns) in respect of the Sold Companies have been fully, duly and timely paid. All such Tax Returns are true, correct and complete in all material respects.

(c)                All material Taxes required to have been withheld and paid in connection with amounts paid by the Sold Companies to any employee, independent contractor, creditor, stockholder, or other third party have been withheld and paid to the appropriate Taxing Authority.

(d)               No claim for any unpaid material Taxes has become an Encumbrance against the Purchased Assets or any assets or property of the Sold Companies except for Permitted Encumbrances.

(e)                There are no examinations, audits, actions, proceedings, investigations, disputes, proposed adjustments, deficiencies, assessments or other claims pending, asserted or, to the Knowledge of Seller, threatened regarding Taxes relating directly to the Sold Companies or the Purchased Assets that would reasonably be expected to result in a material increase in Taxes relating to the Sold Companies or the Purchased Assets. There are no pending requests for rulings or determinations by or before a Taxing Authority relating to Taxes with respect to the Sold Companies or the Purchased Assets. No power of attorney has been executed by or on behalf of the Parent or its Subsidiaries relating to Taxes for which the Sold Companies would be liable that is currently in force.

(f)                There are no agreements or consents currently in effect for the waiver of any statute of limitations or extension of time with respect to an assessment or collection of any material Taxes of the Sold Companies or the Purchased Assets, other than an extension arising out of an extension of the due date for filing a Tax Return.

(g)               No written claim or nexus inquiry has been made by a Taxing Authority in a jurisdiction in which Parent or its Subsidiaries or any Sold Company does not file a material Tax Return subject to taxation by that jurisdiction or that such Sold Company has a duty to collect material Taxes.

(h)               Neither Parent or its Subsidiaries nor any Sold Company has executed or entered into any agreement with, or obtained any consents or clearances from, any Taxing Authority, or has been subject to any ruling guidance specific to Parent and its Subsidiaries or such Sold Company, that would be binding on Buyer or such Sold Company for any taxable period (or portion thereof) ending after the Closing Date.

(i)                 No Sold Company is party to or bound by any Tax sharing agreement, Tax indemnity, or tax-allocation agreement other than any customary commercial contract the principal subject of which is not Taxes.

(j)                 Each Sold Company is treated as a disregarded entity under Treasury Regulation Section 301.7701-3 for U.S. federal (and applicable state and local) income Tax purposes.

(k)               It is agreed that no representation or warranty is made by Seller in this Agreement with respect to Taxes, other than the representations and warranties set forth in this Section 3.11 and Section 3.12.

SECTION 3.12            Employee Benefits.

(a)                Section 3.12(a) of the Seller Disclosure Schedule contains a true and complete list of all material “employee benefit plans” (within the meaning of Section 3(3) of ERISA), including all material plans of a similar nature in jurisdictions outside of the United States and which are not subject to ERISA, and all material severance, employment, offer letter, independent contracting, individual consulting, salary continuation, incentive, pension, retirement savings, deferred profit sharing, bonus, fringe benefit, deferred compensation, equity or equity-based, stock option, stock purchase and restricted stock plan, program, agreement, policy, or arrangement (whether qualified or nonqualified or funded or unfunded) and any trust, escrow, or similar agreement related thereto, whether or not funded (collectively, “Plans”) sponsored or maintained by Seller or with respect to which Seller or any member of the Controlled Group has made or is required to make contributions, in which Business Employees participate or may become eligible to participate and from which Business Employees are eligible to receive a benefit, provided that with respect to Business Employees outside of the United States, this sentence shall be subject to the Knowledge of Seller (collectively, the “Seller Plans”). Section 3.12(a) of the Seller Disclosure Schedule shall specifically denote with an asterisk (*) those Seller Plans that provide post-termination or retirement health or welfare plans other than those mandated by Law. No Seller Plan is subject to the laws of any jurisdiction outside of the United States.

(b)               The Sold Companies do not sponsor or maintain any Plans. With respect to each Seller Plan, Seller has made available to Buyer or its Representatives a current copy of (or, where no document exists, a written description thereof) including all existing amendments thereto, and to the extent applicable and existing as of the date of this Agreement, any summary plan description.

(c)                Each Seller Plan that is a defined contribution plan intended to qualify under Section 401(a) of the Code has received a favorable determination within the plan’s most recently completed five-year remedial amendment cycle in accordance with Revenue Procedure 2007-44, I.R.B. 2007-28 (or has filed a request for such determination before the expiration of the plan’s five-year remedial amendment cycle) that it is qualified under Section 401(a) of the Code and the related trust is tax exempt under Section 501(a) of the Code, and, to the Knowledge of Seller, nothing has occurred that could reasonably be expected to result in the revocation of such favorable determination. Each Seller Plan has been operated and administered in material compliance with the terms of the plan, the applicable provisions of ERISA, the Code and other applicable Laws.

(d)               Except as set forth on Section 3.12(d) of the Seller Disclosure Schedule, no Sold Company contributes to a Multiemployer Plan. To the Knowledge of Seller, none of the Transactions shall trigger any withdrawal liability with respect to any member of Seller or the Controlled Group under a Multiemployer Plan.

(e)                There are no pending claims, audits or investigations, or, to the Knowledge of Seller, claims, audits or investigations threatened against any Seller Plan, by any Business Employee of the Sold Companies or any Governmental Authority or otherwise involving any such Seller Plan or the assets of any Seller Plan (other than routine claims for benefits made in the ordinary course), that would reasonably be expected, individually or in the aggregate, to materially adversely affect the Business.

(f)                Except as set forth in Section 3.12(f) of the Seller Disclosure Schedule, the execution and performance of this Agreement will not, on its own, (i) constitute a stated triggering event under any Seller Plan that will result in a material payment becoming due from the Company or its Affiliates to any current Business Employees, or (ii) accelerate the time of any material payment, vesting or funding, or materially increase the amount of compensation due under any Seller Plan to any current Business Employees.

SECTION 3.13            Labor Relations; Employees.

(a)                Section 3.13(a) of the Seller Disclosure Schedule contains a list of all Business Employees (referenced via code names), and contractors or other service providers providing services to the Business, as of the date hereof and sets forth for each such individual the following as of the date hereof: (i) hire date, (ii) annual base compensation or hourly rate; (iii) whether they are part of a collective bargaining unit, (iv) commission, bonus or other incentive-based compensation; (v) work location; (vi) leave status; (vii) exempt/non-exempt classification, (viii) whether the individual is performing work under a government contract, and (ix) a description of any material fringe benefits provided to each such individual. Such information shall be updated upon reasonable request by Buyer and five days prior to the Closing Date.

(b)               Except as set forth in Section 3.13(b) of the Seller Disclosure Schedule, (i) none of Parent, Seller or their respective Subsidiaries (with respect to their current Business Employees) or the Sold Companies is a party to any collective bargaining agreement, (ii) there is no, and has not been any for the past three years, material unfair labor practice charge or comparable or analogous complaint pending before the National Labor Relations Board (or equivalent regulatory body, tribunal or authority) against Parent, Seller or their respective Subsidiaries (with respect to its current and former Business Employees) or the Sold Companies, and (iii) there is no, and has not been for the past three years any, material grievance, material arbitration hearing, or material arbitration award pending or, to the Knowledge of Seller, threatened against Parent, Seller or their respective Subsidiaries (with respect to its current or former Business Employees) or the Sold Companies.

(c)                Except as set forth in Section 3.13(c) of Seller Disclosure Schedule, (i) Parent, Seller and their respective Subsidiaries (with respect to their current and former Business Employees) and the Sold Companies are, and have been for the past three years, in compliance in all material respects with all applicable Laws, Contracts, agreements, and policies relating to employment and terms and conditions of employment, including Laws regarding wages and hours (including those regulating the timing of payments, wage notices, classification of employees as exempt or non-exempt, payment of overtime and minimum wages, hours of work, and provision of mandated meal and rest breaks), Government contract compliance, termination of employment (including any obligations pursuant to the Worker Adjustment and Retraining Notification Act of 1988 (or similar laws) (the “WARN Act”), occupational safety and health, human rights, classification of service providers as independent contractors, consultants or employees, immigration, background checks, employment record retention, and paid and unpaid leave, and (ii) there is no material Proceeding pending, and have been no material Proceedings in the past three years, against Seller or its Affiliates (with respect to their current or former Business Employees) or the Sold Companies alleging violations of any employment Laws, or otherwise brought by or on behalf of any current or former Business Employee or applicant.)

SECTION 3.14            Intellectual Property.

(a)                Section 3.14(a) of the Seller Disclosure Schedule sets forth, as of the date of this Agreement, a list of all Intellectual Property registrations and applications, including patents, Trademarks, copyrights and domain names and applications therefor, owned by the Sold Companies or included in the Purchased Assets. All Persons that created material Intellectual Property on behalf of the Parent, Seller, their respective Subsidiaries or the Sold Companies have assigned to Parent, Seller, their respective Subsidiaries or the Sold Companies, all of such Person’s right, title and interest in and to such Intellectual Property that does not vest in the Parent, Seller, their respective Subsidiaries or the Sold Companies by operation of law.

(b)               Parent, Seller, their respective Subsidiaries or the Sold Companies own all right, title and interest to the items on Section 3.14(a) of the Seller Disclosure Schedule, free and clear of all Encumbrances except Permitted Encumbrances, and such items are subsisting and have not unintentionally lapsed or been abandoned, and to the Knowledge of Seller, valid. The operation of the Business is not infringing, misappropriating, diluting or violating any Intellectual Property of any other Person in any material respect. Since January 1, 2015, none of Parent, Seller or their respective Subsidiaries has received any written notice alleging same, other than those that are set forth in Section 3.14(b) of the Seller Disclosure Schedule, except as would not reasonably be expected to be material to the Business. To the Knowledge of Seller, no Person is infringing the Intellectual Property included in the Purchased Assets or owned by the Sold Companies, and none of Parent, Seller or their respective Subsidiaries has made any written claims alleging same. Parent, Seller, their respective Subsidiaries and the Sold Companies have implemented reasonable measures to protect their confidential and trade secret information, including a process for requiring all employees with access thereto to sign enforceable nondisclosure agreements. Except as set forth on Section 3.14(b) of the Seller Disclosure Schedule, no Governmental Authority has obtained: an unrestricted right, unlimited rights or government purpose rights (as those terms are defined in the Federal Acquisition Regulation (“FAR”) or Defense Federal Acquisition Regulation Supplement (“DFARS”)) in any of Seller or Sold Companies’ technical data or computer software (as those terms are defined in the FAR and DFARS), or has obtained a royalty-free license in any of the Parent, Seller, their respective Subsidiaries or the Sold Companies’ patents to practice, or have practiced, the patent(s) on behalf of the Governmental Authority.

(c)                Parent, Seller and their respective Subsidiaries and the Sold Companies use reasonable means, consistent with state of the art generally available to the public, to protect the security and integrity of all IT Assets included in the Purchased Assets and owned by the Sold Companies. Parent, Seller and their respective Subsidiaries and the Sold Companies have obtained and possess valid licenses to use all of the material software programs present on the computers and other software enabled electronic devices used or held for use in the Business. There have been no breaches of, or unauthorized access to, the IT Assets of Parent, Seller or their respective Subsidiaries or the Sold Companies, except as would not reasonably be expected to be material to the Business. Parent, Seller and their respective Subsidiaries and the Sold Companies have taken commercially reasonable steps to provide for back-up, recovery and restoration of their material business data.

SECTION 3.15            Contracts.

(a)                Except as set forth on Section 3.15(a) of the Seller Disclosure Schedule, as of the date of this Agreement, none of the Sold Companies is party to any, and the Purchased Assets do not include any:

(i)                  Contracts for the purchase of materials, supplies, equipment, or other tangible assets directly used by the Business in products, goods, equipment or other assets that are intended to be sold to third-parties requiring aggregate annual payments by Parent, Seller or their respective Subsidiaries or the Sold Companies of at least $1,000,000 in the fiscal year ending December 31, 2017, excluding any such Contracts that are terminable by Parent, Seller or their respective Subsidiaries or the Sold Companies without penalty on not more than 60 days’ notice;

(ii)                 Contracts, other than those described in Section 3.15(a)(i) (without regard to the monetary threshold therein) or Section 3.15(a)(viii), for the purchase of materials, supplies, equipment, services, or other tangible assets in respect of the Business, requiring aggregate annual payments by Parent, Seller or their respective Subsidiaries or the Sold Companies of at least $1,000,000 in the fiscal year ending December 31, 2017, excluding any such Contracts that are terminable by Parent, Seller or their respective Subsidiaries or the Sold Companies without penalty on not more than 60 days’ notice;

(iii)                Contracts relating to the full or partial guarantee of the obligations of other Persons (other than any of the Sold Companies) involving the potential expenditure by Parent, Seller or their respective Subsidiaries or the Sold Companies after the date of this Agreement of more than $500,000 in any instance;

(iv)               Contracts that restrict Parent, Seller or their respective Subsidiaries or the Sold Companies from freely engaging in any business or competing with any Person in any geographical area;

(v)                 joint venture, partnership, collaboration, strategic alliance, joint development or other similar Contracts;

(vi)               Contracts, including covenants not to sue, relating to material Intellectual Property or material IT Assets, other than (A) “off-the-shelf” or other non-exclusive licenses to software granted to Parent, Seller or their respective Subsidiaries or the Sold Companies that are generally commercially available or have annual fees of less than $100,000 and (B) non-exclusive licenses granted by Seller or the Sold Companies to customers in the ordinary course of business;

(vii)              all acquisition, disposition, merger or asset purchase or sale agreements entered into by Parent, Seller or their respective Subsidiaries or the Sold Companies during the three (3) year period prior to the date of this Agreement relating to the Business;

(viii)             Contracts in respect of Leased Real Property;

(ix)                Contracts, other than those set forth on Section 3.20 of the Seller Disclosure Schedule, (A) between any of the Sold Companies, on the one hand, and any of Seller or any Affiliate of Seller, on the other, or (B) between any of Seller or any Affiliate of Seller, on the one hand, and any of Seller or any Affiliate of Seller, on the other;

(x)                 unexpired Government Contract under which Seller or the Sold Companies received payments of at least $2,500,000 in the fiscal year ending December 31, 2017 or, to the Knowledge of Seller, is expected to receive payments during the fiscal year ending December 31, 2018 in excess of $2,500,000;

(xi)                any outstanding Government Bid with, to the Knowledge of Seller, an anticipated total Contract value in excess of $30,000,000; and

(xii)               Contracts relating to the incurrence or assumption of Indebtedness or imposing an Encumbrance on any Purchase Assets or any assets of the Sold Companies, including indentures, loan or credit agreements, sale and leaseback agreements, purchase money obligations, in each case, in excess of $500,000 individually or $3,000,000 in the aggregate;

(xiii)              collective bargaining agreements or any other agreements with any labor union, work councils, employee representatives, labor boards or similar associations that will be applicable to Transferred Employees after the Closing;

(xiv)              Contracts containing (A) “take or pay”, “requirements” or other similar provisions obligation a Person to provide the quantity of goods or services required by another Person or (B) pricing or margin provisions that provide “most favored nation” or similar provisions with respect to pricing;

(xv)               Contracts granting to any Person a right of first refusal or option to purchase or acquire any material assets or business of any of the Sold Company or any of the Purchased Assets;

(xvi)              any settlement, conciliation or similar agreement, (A) the performance of which will involve payment after the Closing Date of consideration in excess of $500,000 or (B) under which Seller (with respect to the Business) or any Sold Company currently has any actual or potential Liability of more than $500,000 or other material ongoing obligations or restrictions;

(xvii)             Contracts under which any Sold Company or Parent, Seller or their respective Subsidiaries (in relation to the Business) has made any advances or loans to any other Person in excess of $100,000 individually or to any Person in excess of $1,000,000 in the aggregate;

(xviii)            Contracts that contains any right or obligation that relates to any business of Seller or any of its Affiliates other than the Business;

(xix)              Contracts containing any future capital expenditure obligations of the Sold Companies or Parent, Seller or their respective Subsidiaries (with respect to the Business) in excess of $1,000,000; and

(xx)                Contracts, other than those described in Sections 3.15(a)(i), (ii) or (x), under which Parent, Seller or their respective Subsidiaries or any Sold Company made or received payments of at least $2,500,000 in the fiscal year ending December 31, 2017 or, to the Knowledge of Seller, is expected to make or receive payments during the fiscal year ending December 31, 2018 in excess of $2,500,000.

The contracts set forth on Section 3.15(a) of the Seller Disclosure Schedule are collectively referred to herein as the “Material Contracts”.

(b)               Except as set forth in Section 3.15(b) of the Seller Disclosure Schedule or as would not reasonably be expected, individually or in the aggregate, to materially and adversely affect the Business, (i) each Sold Company or Parent, Seller or their respective Subsidiaries, as applicable, and, to the Knowledge of Seller, each other Person that is a party thereto, has performed in all respects all obligations required to be performed by it under each Material Contract and (ii) each Material Contract is in full force and effect (other than Material Contracts that have expired in accordance with their terms), and is a valid and binding agreement of Parent, Seller or their respective Subsidiaries or the applicable Sold Company, as applicable, enforceable against Parent, Seller or such Subsidiary or such Sold Company, as applicable, in accordance with its terms, subject to the Enforceability Exceptions. Except as set forth on Section 3.15(b) of the Seller Disclosure Schedule, to the Knowledge of Seller no condition exists or event has occurred that (whether with or without notice or lapse of time or both) would constitute a breach or a default by Parent, Seller or any of their respective Subsidiaries, any of the Sold Companies or any other Person under any Material Contract, except as would not reasonably be expected, individually or in the aggregate, to materially and adversely affect the Business. True, complete and correct copies of all Material Contracts (including accurate written summaries of any oral Material Contracts), including all amendments, modifications or supplements thereto, were made available to Buyer on or prior to the date hereof.

SECTION 3.16            Environmental Matters. Except as set forth on Section 3.16 of the Seller Disclosure Schedule or as would not reasonably be expected, individually or in the aggregate, to materially adversely affect the Business:

(a)                each of the Sold Companies and Parent, Seller and their respective Subsidiaries (in regard to the Business and the Purchased Assets) is and for the past five years has been in compliance in all respects with all applicable Environmental Laws;

(b)               each of the Sold Companies and Parent, Seller and their respective Subsidiaries (in regard to the Business and the Purchased Assets) has obtained or possess all Permits which are required of it under applicable Environmental Laws for the ownership, use and operation of its businesses and assets, such Permits are in effect, and each of the Sold Companies and Parent, Seller and their respective Subsidiaries is and for the past five years has been in compliance with all applicable terms and conditions of such Permits;

(c)                none of the Sold Companies or Parent, Seller or their respective Subsidiaries (in regard to the Business or the Purchased Assets) has received any (i) Environmental Claim or, to the Knowledge of Seller, notice of any threatened Environmental Claim, or (ii) any written Order, request for information, notice, demand letter or administrative inquiry under any applicable Environmental Law or with respect to any Release of Hazardous Materials;

(d)               none of the Sold Companies or Parent, Seller or their respective Subsidiaries (in regard to the Business or the Purchased Assets) has Released Hazardous Materials into the Environment in violation of any applicable Environmental Laws or in a manner that could reasonably be expected to result in Liability of any of the Sold Companies or Parent, Seller or their respective Subsidiaries under any applicable Environmental Laws;

(e)                no Sold Company or Parent, Seller or their respective Subsidiaries (in regard to the Business or Purchased Assets) has assumed by Contract (including with respect to any contractual indemnity), undertaken, agreed to indemnify or otherwise become subject to any liability of any other Person relating to or arising from any Environmental Law; and

(f)                to the Knowledge of Seller, there are no Release of Hazardous Materials that require reporting, investigation, assessment, cleanup, remediation or any other type of response or corrective action under any Environmental Law or that could reasonably be expected to result in any Liability of any of the Sold Companies or Parent, Seller or their respective Subsidiaries (in regard to the Business or the Purchased Assets) under any applicable Environmental Laws.

SECTION 3.17            Insurance. Section 3.17 of the Seller Disclosure Schedule lists all material insurance policies that provide insurance for the Business as of the date of this Agreement. To the Knowledge of Seller, all such policies are in full force and effect, all premiums with respect thereto have been paid, and no notice of cancellation or termination has been received by any Sold Company with respect to such policy since January 1, 2015 or such policies have otherwise been replaced by policies with substantially similar coverage. To the Knowledge of Seller, no insurer has threatened to cancel or not renew any such policy.

SECTION 3.18            Real Property.

(a)                Neither Parent, Seller or their respective Subsidiaries nor the Sold Companies own, lease or sublease any material real property as of the date of this Agreement relating to the Business, other than the Leased Real Property and Owned Real Property listed on Section 3.18(a) of the Seller Disclosure Schedule.

(b)               Except as would not reasonably be expected, individually or in the aggregate, to materially and adversely affect the Business or as otherwise set forth on Section 3.18(b) of the Seller Disclosure Schedule, (i) Parent, Seller or their respective Subsidiaries or a Sold Company has good and valid title to the Owned Real Property, in each case, free and clear of all Encumbrances, except Permitted Encumbrances; (ii) and there are no Contracts to which Parent, Seller or their respective Subsidiaries or a Sold Company is a party granting any Person other than Parent, Seller or their respective Subsidiaries or Sold Company the right to purchase, or the right of use or occupancy of, any portion of the parcels of the Owned Real Property.

(c)                Except as would not reasonably be expected, individually or in the aggregate, to materially and adversely affect the Business or as otherwise set forth on Section 3.18(c) of the Seller Disclosure Schedule, (i) Parent, Seller or their respective Subsidiaries or a Sold Company has good and valid leasehold interests in all Leased Real Property, in each case, free and clear of all Encumbrances, except Permitted Encumbrances and (ii) neither Parent, Seller or their respective Subsidiaries nor the Sold Companies have leased or sublet as lessor or sublessor, and no Person (other than the Parent, Seller or their respective Subsidiaries or the Sold Companies) is in possession of, any of the Leased Real Property.

(d)               Except as would not reasonably be expected, individually or in the aggregate, to materially and adversely affect the Business or as set forth on Section 3.18 of the Seller Disclosure Schedule, with respect to the Owned Real Property and Leased Real Property (i) there is no pending or, to the Knowledge of Seller, threatened, appropriation, condemnation or like proceeding affecting the Owned Real Property and Leased Real Property or any part thereof or of any sale or other disposition of the Owned Real Property and Leased Real Property or any part thereof in lieu of condemnation and (ii) to the Knowledge of Seller, neither Parent, Seller or their respective Subsidiaries nor any Sold Company that is party to a Real Property Lease relating to the Business has received or delivered any written notice of a default thereunder.

(e)                Except as would not reasonably be expected, individually or in the aggregate, to materially and adversely affect the Business, (i) all of the Owned Real Property is in good condition and repair (subject to normal wear and tear); and (iii) all of the Leased Real Property is in the condition and repair as required to be maintained by tenant under the terms of the applicable Real Property Lease.

SECTION 3.19            No Brokers’ or Other Fees. Except for Moelis & Company, whose investment banking and other agreed fees shall be paid by Seller, no broker, finder or investment banker is entitled to any fee or commission in connection with the Transactions based upon arrangements made by or on behalf of Seller.

SECTION 3.20            Affiliate Relationships. Except for (a) the Guaranties, (b) the Contracts set forth on Section 3.20 of the Seller Disclosure Schedule and (c) the matters set forth in the Transition Services Agreement, no material Contract exists between any of the Sold Companies, on the one hand, and any of Parent or any of its Subsidiaries (excluding the Sold Companies), on the other hand, and none of the Purchased Assets are Contracts between any of Parent or any of its Subsidiaries (other than the Sold Companies), on the one hand, and any of the Sold Companies, on the other hand. As of the Closing, except for claims that may be made by Seller under this Agreement or any Closing Agreement and for claims pursuant to the Contracts set forth on Section 3.20 of the Seller Disclosure Schedule, none of Parent or any of its Subsidiaries (including the Sold Companies) has any material claim or cause of action related to the Business included in the Assumed Liabilities or which as of the Closing are Liabilities of the Sold Companies.

SECTION 3.21            Title to Tangible Assets; Sufficiency of Assets.

(a)                At the Closing, Buyer will, (i) assuming all Consents set forth on Schedule 2.9(a)(viii) have been obtained and (ii) subject to Section 5.16, own or have the right to use all of the assets, rights or properties of the Business that are necessary, adequate and sufficient to conduct in all material respects the Business as conducted as of the date of this Agreement.

(b)               Seller owns, or in the case of leased assets, has valid leasehold interests in, all of the tangible personal property included in the Purchased Assets free and clear of all Encumbrances, other than Permitted Encumbrances.

(c)                The deeds, endorsements, assignments and other instruments to be executed and delivered by Seller to Buyer at the Closing will effectively vest in Buyer ownership of all of the Purchased Assets to be transferred to Buyer by Seller pursuant to and as contemplated by this Agreement free and clear of all Encumbrances (except Permitted Encumbrances and any Encumbrances assumed by Buyer pursuant to this Agreement).

SECTION 3.22            Governmental Contracts.

(a)                (i) To the Knowledge of Seller, none of the officers, employees, consultants, agents, or representatives of the Business is (or since January 1, 2016 has been) under administrative, civil or criminal investigation, indictment or information by any Governmental Authority (except as to routine security investigations), (ii) to the Knowledge of Seller, there is no pending or threatened audit or investigation by any Governmental Authority of any Sold Company or Parent, Seller or their respective Subsidiaries with respect to any alleged irregularity, misstatement or omission arising under or relating to a Government Contract or Government Bid relating to the conduct of the Business or to which the properties (real or personal) and assets included in the Purchased Assets or owned by the Sold Companies are bound or affected, and (iii) since January 1, 2016, none of the Sold Companies or Parent, Seller or their respective Subsidiaries has made a disclosure with respect to any alleged irregularity, misstatement or omission arising under a Government Contract or a Government Bid, other than routine inquiries, audits and reconciliations and to the Knowledge of Seller, there are no facts that would require mandatory disclosure under FAR Subpart 3.10 or FAR 52.203-13(b)(3)(i). To the Knowledge of Seller, none of the Sold Companies nor Parent, Seller or their respective Subsidiaries has made any intentional and material misstatement or omission in connection with any disclosure or in connection with obtaining or performing any Government Contract that has led or is expected to lead to any of the consequences set forth in clause (i) or (ii) or any other material damage, penalty assessment, recoupment of payment or disallowance of cost. Each of Parent, Seller and their respective Subsidiaries and the Sold Companies has complied in all respects with the terms and conditions of each Government Contract and each Government Bid to which it is a party or subject and has complied in all respects with all Laws applicable and pertaining to each Government Contract and each Government Bid, except where such failure to comply would not reasonably be expected, individually or in the aggregate, to materially and adversely affect the Business.

(b)               Except as set forth on Section 3.22(b) of the Seller Disclosure Schedule, there are (i) no outstanding claims against any Sold Company or Parent, Seller or their respective Subsidiaries by a Governmental Authority or by any prime contractor, subcontractor or vendor arising under any Government Contract with or Government Bid by such Sold Company or Parent, Seller or their respective Subsidiaries, as the case may be, and (ii) no disputes between any Sold Company or Parent, Seller or their respective Subsidiaries, on the one hand, and a Governmental Authority, on the other hand, under any Law or between such Sold Company or Parent, Seller or their respective Subsidiaries, on the one hand, and any prime contractor, subcontractor or vendor, on the other hand, arising under any such Government Contract with or Government Bid by such Sold Company or Parent, Seller or their respective Subsidiaries, as the case may be, except any such claim or dispute that would not reasonably be expected, individually or in the aggregate, to materially and adversely affect the Business. No termination for convenience, termination for default, termination for cause, cure notice, stop work order or show cause notice is currently in effect, has been issued, or has, to the Knowledge of Seller, been threatened or is expected with respect to any Government Contract or Government Bid, which termination or notice would reasonably be expected, individually or in the aggregate, to materially and adversely affect the Business.

(c)                Parent’s, Seller’s and their respective Subsidiaries’ and each Sold Company’s cost accounting system and procurement systems with respect to the Government Contracts and Government Bids are in material compliance with applicable regulations and legal requirements. Parent’s, Seller’s and their respective Subsidiaries’ and each Sold Company’s cost accounting systems have been determined by the U.S. Government’s Defense Contract Audit Agency to be adequate for accumulating and billing costs under Government Contracts. To the Knowledge of Seller, there has been no claim of defective pricing, mischarging or improper payments on the part of any Sold Company or, with respect to the Business, except as would not reasonably be expected, individually or in the aggregate, to materially and adversely affect the Business.  None of the Sold Companies or, with respect to the Business, Parent, Seller or their respective Subsidiaries has received any written communication that it will be subject to any audit conducted by any Governmental Authority, whether arising under or relating to any Government Contract or otherwise, other than routine audits conducted in the ordinary course of business.

(d)               Except as set forth on Section 3.22(d) of the Seller Disclosure Schedule, all invoices and claims for payment, reimbursement or adjustment submitted by Parent, Seller or their respective Subsidiaries, with respect to the Business, or the Sold Companies were current, accurate and complete in all material respects as of their submission dates, and through the date of this Agreement, no Governmental Authority, prime contractor or higher tier subcontractor has disallowed, withheld or set off, or threatened in writing (or, to the Knowledge of Seller, orally) to disallow, withhold or set off, any amount due to Parent, Seller or their respective Subsidiaries or the Sold Companies under any Government Contract.

(e)                Parent, Seller and their respective Subsidiaries, with respect to the Business, and each of the Sold Companies have complied in all material respects with the notice and pricing requirements of the price reductions clause and payment of the industrial funding fee in any multiple award schedule Government Contract.

(f)                All representations and certifications executed, acknowledged or set forth in or pertaining to each Government Contract and Government Bid were current, accurate and complete in all material respects as of their effective date and Parent, Seller and their respective Subsidiaries and the Sold Companies have complied in all material respects with such representations and certifications, including any requirement to update such representations and certifications.

(g)               To Knowledge of Seller, the Transactions will not give rise to an organizational conflict of interest (“OCI”) as that term is defined in FAR Subpart 9.5. Section 3.22(g) of the Seller Disclosure Schedule sets forth a true, correct and complete list of all OCI mitigation plans entered into or proposed by Parent, Seller or their respective Subsidiaries or Sold Companies in connection with any Government Contract. Parent, Seller and their respective Subsidiaries and the Sold Companies are in material compliance with all OCI mitigation plans and, as of the date hereof, have not received any written (or, to Knowledge of Seller, oral) notice of any failure to comply with such plans or the existence of any prohibited OCI in connection with any Government Contract or Government Bid.

(h)               As of the date hereof, none of Parent, Seller or their respective Subsidiaries, Sold Companies, or, to the Knowledge of Seller, any of their directors, officers, principals, employees or consultants are debarred, suspended, deemed non responsible or otherwise excluded from participation in the award of any Government Contract or for any reason listed on the List of Parties Excluded from Federal Procurement and Nonprocurement Programs, nor is there, as of the date hereof, any pending debarment, suspension or exclusion proceeding that has been initiated against any of the foregoing. Neither Parent, Seller or their respective Subsidiaries nor the Sold Companies has received any written (or to the Knowledge of Seller, oral) notice of any negative determinations of responsibility, as contemplated in Part 9 of the FAR, and, to the Knowledge of Seller, no such negative determinations of responsibility have been issued, against Parent, Seller or their respective Subsidiaries or the Sold Companies.

(i)                 Except as set forth on Section 3.22(i) of the Seller Disclosure Schedule, neither Parent, Seller or their respective Subsidiaries nor Sold Companies have certified or represented itself to be a small business in connection with any Government Contract or Government Bid since January 1, 2012.

SECTION 3.23            International Trade Matters.

(a)                Except as would not materially and adversely affect the Business, the Sold Companies and, in respect of the Business, Parent, Seller and their respective Subsidiaries, their respective directors, officers and employees, and any agents or other third parties acting for or on behalf of the Sold Companies and, in respect of the Business, Parent, Seller and their respective Subsidiaries are and for the past five (5) years have been in compliance with, and have not violated, the Foreign Corrupt Practices Act of 1977 (15 U.S.C. 78dd-1 et seq.; “FCPA”), the Arms Export Control Act (22 U.S.C. 2778), the International Traffic in Arms Regulations (22 C.F.R. 120 et seq.), the Export Administration Regulations (15 C.F.R. 730 et seq.), which are administered by the U.S. Department of Commerce, Bureau of Industry and Security (“Commerce”), and associated executive orders, the Laws administered and implemented by the Office of Foreign Asset Controls, United States Department of the Treasury (“OFAC”), and the U.S. import laws, including those administered by U.S. Customs and Border Protection (collectively, the “Export Control and Import Laws”). For the past five (5) years, none of the Sold Companies or, with respect to the Business, Parent, Seller or their respective Subsidiaries has received any written communication alleging that it is not in compliance with the Export Control and Import Laws in any manner, either individually or in the aggregate, material to the Sold Companies or that it is subject to any civil or criminal investigation, audit, or other inquiry involving or otherwise relating to any alleged or actual violation of the Export Control and Import Laws which would have a material impact on the Sold Companies, none of the Sold Companies or, with respect to the Business, Parent, Seller or their respective Subsidiaries has filed any voluntary disclosures relating to possible material violations of the Export Control and Import Laws or any other export or import violations, and there are no unresolved questions or claims concerning any liability for the Sold Companies or, with respect to the Business, Parent, Seller or their respective Subsidiaries under the Export Control and Import Laws which would have a material impact on the Sold Companies.

(b)               During the last five (5) years, neither the Sold Companies nor, in respect of the Business, Parent, Seller or their respective Subsidiaries has imported a material amount of merchandise into the United States that has been or is covered by an antidumping or countervailing duty order or otherwise is covered by any pending antidumping or countervailing duty investigation by the U.S. government. Also, none of the merchandise imported into the United States by the Sold Companies or, with respect to the Business, Parent, Seller or their respective Subsidiaries is subject to any tariffs imposed on steel and aluminum products pursuant to Section 232 of the Trade Expansion Act of 1962 or is potentially subject to additional duties pursuant to actions taken by the U.S. government pursuant to Section 301 of the Trade Act of 1974, except as would not reasonably be expected, individually or in the aggregate, to materially and adversely affect the Business.

(c)                Neither the Sold Companies nor, in respect of the Business, Parent, Seller or their respective Subsidiaries, nor, to the Knowledge of Seller, any of their respective employees, officers, directors, or agents acting for, on behalf of, or at the direction of the Sold Companies or, in respect of the Business, Parent, Seller or their respective Subsidiaries: (A) has been or is designated on, or is owned 50% or more by any party that has been or is designated on, any list of restricted parties maintained by any U.S. Governmental Authority, including OFAC’s Specially Designated Nationals and Blocked Persons List, OFAC’s list of Foreign Sanctions Evaders, OFAC’s Sectoral Sanctions Identifications List, Commerce’s Entity List, Commerce’s Denied Persons List, and the Debarred List maintained by the U.S. Department of State (collectively, “Sanctioned Parties”); (B) has participated in any transaction involving a Sanctioned Party, or any country or territory that, during the last five years, has been or currently is subject to a comprehensive embargo under U.S. sanctions administered by OFAC (at the time of this Agreement, the Crimea region of Ukraine, Cuba, Iran, North Korea, and Syria; the last five years would include Sudan), except to the extent permitted by applicable Export Control and Import Laws; (C) has exported (including deemed exportation) or re-exported, directly or, to the Knowledge of Seller, indirectly, any commodity, software, technology, or services in violation of any applicable Export Control and Import Laws; (D) has participated in any transaction connected with any purpose prohibited by applicable Export Control and Import Laws, including support for international terrorism and nuclear, chemical, or biological weapons proliferation; or (E) has made, paid or received any unlawful bribes, kickbacks or other similar payments, has made or paid any contributions, directly or indirectly, to a domestic or foreign political party or candidate, or otherwise has made, offered to make, or paid any payment or given anything of value or otherwise engaged in activities in violation of the FCPA.

(d)               The Sold Companies and, in respect of the Business, Parent, Seller and their respective Subsidiaries, maintain policies and procedures reasonably designed to ensure compliance with Export Control and Import Laws. Such policies and procedures will transfer with the Sold Companies in connection with the Transactions.

SECTION 3.24            Security Clearances. Except as may be prohibited by the National Industrial Security Program Operating Manual, Section 3.24 of the Seller Disclosure Schedule sets forth a list of all facility security clearances held by the Sold Companies or the Business and all unexpired Government Contracts requiring a security clearance, and, to the Knowledge of Seller, all personnel security clearances by number and clearance level held by any officer, director or employee thereof, relating to the Business. To the Knowledge of Seller, there is no proposed or threatened termination of any facility or personnel security clearance.

SECTION 3.25            Customers and Suppliers.

(a)                Section 3.25(a) of the Seller Disclosure Schedule lists on a consolidated basis for the Business the 10 largest customers (the “Material Customers”) in terms of sales during the years ended December 31, 2017 and December 31, 2016. As of the date of this Agreement, none of Parent, Seller or their respective Subsidiaries nor any Sold Company (i) has received any written notice that any Material Customer intends to materially reduce its business with the Sold Companies from the levels achieved during the years ended December 31, 2017 and December 31, 2016, or (ii) is involved in any material claim, dispute or controversy with any Material Customer.

(b)               Section 3.25(b) of the Seller Disclosure Schedule lists on a consolidated basis for the Business the 10 largest suppliers (the “Material Suppliers”) during the year ending December 31, 2017. As of the date of this Agreement, none of Parent, Seller or their respective Subsidiaries nor any Sold Company (i) has received any written notice that any Material Supplier intends to materially reduce its business with the Sold Companies from the levels achieved during the year ended December 31, 2017, or (ii) is involved in any material claim, dispute or controversy with any Material Supplier.

SECTION 3.26            No Other Representations or Warranties.

(a)                Except for the representations and warranties contained in this Article III or in any Closing Agreement, neither Seller nor any other Person on behalf of Seller makes any express or implied representation or warranty, and Seller hereby disclaims any such representation or warranty with respect to (i) the execution and delivery of this Agreement, (ii) the consummation of the Transactions and (iii) the accuracy or completeness of any information provided to (or otherwise acquired by) Buyer.

(b)               Except for the representations and warranties contained in this Article III, Buyer shall acquire the Purchased Assets (i) without any representation or warranty, express or implied, as to the quality, merchantability, fitness for any particular purpose, conformity to samples, or condition of the Purchased Assets and (ii) in an “as is” condition and on a “where is” basis.

(c)                Neither Seller nor any other Person will have or be subject to any indemnification or other Liability to Buyer or any other Person resulting from the distribution to Buyer or Buyer’s use of or reliance on, any information, documents, projections, estimates, forecasts or other material made available to Buyer and its Affiliates and representatives in any “data rooms”, confidential information memorandums or management presentations in expectation of, or in connection with, the Transactions, regardless of the legal theory under which such Liability may be sought to be imposed, whether sounding in contract or tort, or whether at law or in equity, or otherwise.

ARTICLE IV

 REPRESENTATIONS AND WARRANTIES OF BUYER

Except as set forth in the Buyer Disclosure Schedule, Buyer hereby represents and warrants to Parent and Seller as of the date hereof and as of the Closing Date as follows:

SECTION 4.1              Organization. Buyer is a limited liability company duly incorporated or organized, validly existing and in good standing under the Laws of its jurisdiction of incorporation or organization. Buyer has all requisite power and authority to own its assets and carry on its business as now being conducted and is duly qualified or licensed to do business in the jurisdictions in which the ownership of its property or the conduct of its business requires such qualification or license, except where the failure to be so qualified or licensed would not be material to the business of Buyer.

SECTION 4.2              Authorization, Enforceability. Buyer has the corporate or other power and authority to execute and deliver this Agreement and each Closing Agreement to which it is a party and to perform its obligations hereunder and thereunder. The execution and delivery by Buyer of this Agreement and each Closing Agreement to which it is a party, the performance by Buyer of its obligations hereunder and thereunder, and the consummation by Buyer of the Transactions have been duly authorized by all necessary corporate or other action on the part of Buyer. This Agreement has been duly executed and delivered by Buyer, and Buyer shall duly execute and deliver each Closing Agreement to which it is a party and, assuming due authorization, execution and delivery by each other party thereto, this Agreement constitutes, and each Closing Agreement shall constitute, a valid and binding agreement of Buyer, enforceable against Buyer in accordance with its terms, subject to the Enforceability Exceptions.

SECTION 4.3              No Approvals or Conflicts; Governmental Authorizations. Except as set forth in Section 4.3 of the Buyer Disclosure Schedule, the execution, delivery and performance by Buyer of this Agreement and the Closing Agreements and the consummation by Buyer of the Transactions do not and will not (i) violate or conflict with its certificate of incorporation, bylaws or equivalent organizational documents, (ii) violate, conflict with or result in a material breach of, or constitute a default by Buyer (or create an event which, with notice or lapse of time or both, would constitute a default) under any Contract to which Buyer or any of its properties may be bound, (iii) violate or result in a material breach of any Order or Law applicable to Buyer or any of its properties or (iv) except for applicable requirements of the HSR Act and other Antitrust Laws, require any Consent of any Governmental Authority.

SECTION 4.4              Litigation. There are no Proceedings or investigations by any Governmental Authority pending or, to the knowledge of Buyer, threatened against Buyer or any of its Affiliates that challenge, or would reasonably be expected to have the effect of preventing, delaying, making illegal, or otherwise interfering with, the ability of Buyer to consummate the Transactions and each Closing Agreement to which it is a party. None of Buyer or any of its Affiliates is subject to any Order that challenges, or may have the effect of preventing, materially delaying, making illegal, or otherwise materially interfering with, the ability of Buyer to consummate the Transactions and each Closing Agreement to which it is a party.

SECTION 4.5              Compliance with Law. Neither Buyer nor any of its Subsidiaries is in violation of any Order or Law applicable to them or any of their respective properties, except for violations the existence of which would not reasonably be expected to impair or materially delay the ability of Buyer to consummate the Transactions.

SECTION 4.6              Financial Resources. Buyer has delivered to Seller: (a) a true, accurate and complete copy of an executed commitment letter, dated as of the date hereof (the “Equity Commitment Letter”), under which one or more Affiliates of the Guarantor has committed to provide to Buyer equity financing in an aggregate amount of $220,000,000, subject solely to the terms and conditions set forth therein (the “Equity Financing”); and (b) a true, accurate and complete copy of an executed commitment letter, including all exhibits, schedules and annexes thereto, dated as of the date hereof, from the Debt Financing Sources parties thereto (the “Debt Commitment Letter” and, together with the Equity Commitment Letter, the “Commitment Letters”), under which such Debt Financing Sources have committed to provide debt financing to Buyer in the amounts set forth therein (the “Debt Financing”) and, together with the Equity Financing (the “Financing”), subject solely to the terms and conditions set forth therein. Buyer has also delivered to Seller a true, accurate and complete copy of each fee letter related to the Debt Financing as in effect on the date hereof (the “Fee Letter”) (provided, however, that the fee amounts, pricing caps and other economic terms, and the “market flex” provisions may be customarily redacted, none of which redacted provisions would adversely affect the conditionality, availability, aggregate principal amount or termination of the Debt Financing). The only condition precedent to the obligations of the parties under the Commitment Letters is the satisfaction or the waiver of the conditions set forth in the applicable Commitment Letter. As of the date hereof, each Commitment Letter is in full force and effect and has not been withdrawn, rescinded, terminated or otherwise amended or modified in any respect (except for any increases in the amount of funds available thereunder or the addition of Debt Financing Sources or other relevant entities who did not execute such Commitment Letter as of the date of this Agreement) and no such amendment or modification is contemplated except as permitted by this Agreement. As of the date hereof, each Commitment Letter is a legal, valid and binding obligation of Buyer and (in the case of the Debt Commitment Letter, to the actual knowledge of Buyer’s officers) the other parties thereto except as limited by the Enforceability Exceptions. The Equity Commitment Letter expressly provides, and shall continue to expressly provide, that Seller is an intended third party beneficiary thereof for the purposes set forth therein. There are no other agreements, side letters or arrangements relating to the Commitment Letters that would reasonably be expected to affect the availability, the amount or conditionality of the Financing or would reasonably be expected to delay the Closing. As of the date hereof, assuming the truth and accuracy of Seller’s representations and warranties set forth in this Agreement, no event has occurred that, with or without notice, lapse of time or both, would reasonably be expected to constitute a default or breach on the part of Buyer or, to the actual knowledge of Buyer’s officers, any other parties thereto under any term or condition of the Commitment Letters or a failure of any condition to the Financing or otherwise result in any portion of the Financing being unavailable on the Closing Date. The proceeds from the Financing, together with other amounts available to Buyer, are sufficient to pay all amounts required to be paid by Buyer at the Closing pursuant to the terms of this Agreement, and to pay all of its fees and expenses in connection with the transactions contemplated hereby (including the Financing). Assuming the satisfaction of the conditions set forth in Article VII on the Closing Date, as of the date hereof, Buyer has no reason to believe that the conditions to the Financing shall not be satisfied or that the full amount of the Financing contemplated by the Commitment Letters shall not be available as of the Closing. Buyer has fully paid all commitment fees or other fees in connection with the Commitment Letters that are payable on or prior to the date hereof. Notwithstanding anything to the contrary contained in this Agreement, including without limitation this Section 4.6, Section 5.28 and Section 5.29, in no event shall the receipt by, or the availability of any funds or financing to, Buyer or any of its Affiliates or any other financing be a condition to Buyer’s obligation to consummate the transactions contemplated hereunder. The Debt Commitment Letter does not contain any material misrepresentation by Buyer or any of its Affiliates. As of the date of this Agreement, no event has occurred which, with or without notice, lapse of time or both, would constitute a default or breach on the part of Buyer under any term or condition of the Debt Commitment Letter, or otherwise result in any portion of the Debt Financing contemplated thereby to be unavailable. There are no conditions precedent or other contingencies (x) related to the funding of the full amount of the Debt Financing or any provisions that could reduce the aggregate amount of the Debt Financing set forth in the Debt Commitment Letter or the aggregate proceeds contemplated by the Debt Commitment Letter or (y) that could otherwise adversely affect the conditionality, enforceability or availability of the Debt Commitment Letter with respect to all or any portion of the Debt Financing, other than as set forth in the Debt Commitment Letter in the form so delivered to Seller.

SECTION 4.7              No Brokers’ or Other Fees. No broker, finder or investment banker is entitled to any fee or commission in connection with the Transactions based upon arrangements made by or on behalf of Buyer or any of its Affiliates.

SECTION 4.8              No Foreign Person. The Transactions do not constitute a covered transaction subject to a national security review, national security investigation, or action by the President as prescribed in Section 721 of the Defense Production Act of 1950, 50 U.S.C. App. 2170, as amended by the Foreign Investment and National Security Act of 2007. Further, except as set forth on Section 4.8 of the Buyer Disclosure Schedule, neither Buyer nor any of its Subsidiaries, Affiliates or parents, nor any shareholder of or other investor in any of Buyer or its Affiliates, is a foreign person or controlled or influenced by a foreign person such that the Transactions would result in foreign ownership, control, or influence of the Sold Companies as defined in Chapter 2, Section 3 of the National Industrial Security Program Operating Manual, DoD 5220.22-M (“NISPOM”) or which would require the Sold Companies to answer in the affirmative Questions 1, 4, or 10 of the Certificate Pertaining to Foreign Interests (SF-328) as described in the NISPOM.

SECTION 4.9              Purchase for Investment. Buyer is purchasing the Sold Interests for its own account and solely for investment, with no intention to sell, transfer or distribute any Sold Interests to any other Person. Buyer, either alone or together with its advisors, has sufficient knowledge and experience in financial and business matters so as to be capable of evaluating the merits and risks of its investment in the Sold Interests, and Buyer is capable of bearing the economic risks of such investment and can afford to lose its entire investment in the Sold Interests. Buyer acknowledges that it is informed as to the risks of the Transactions and of ownership of the Sold Interests. Buyer acknowledge that none of the Sold Interests are registered under the Securities Act of 1933, as amended (the “Securities Act”) or under any state or foreign securities laws, and Buyer will not sell, transfer or distribute any Sold Interests except in compliance with the registration requirements or exemption provisions under the Securities Act and the rules and regulations promulgated thereunder, or any other applicable securities Law.

SECTION 4.10            Investigation. Buyer acknowledges that it has had the opportunity to conduct an independent investigation and verification of the current condition and affairs of the Sold Companies, the Purchased Assets, the Assumed Liabilities and the Business. Buyer acknowledges that it and its advisors have been given the opportunity to examine records and other information with respect to the Sold Companies, the Purchased Assets, the Assumed Liabilities and the Business, including the opportunity to ask questions of the officers and management employees of the Business, and in making the decision to enter into this Agreement and the Closing Agreements and to consummate the Transactions, other than reliance on the representations, warranties, covenants and obligations of Seller set forth in Article III of this Agreement and the Closing Agreements, has relied solely on its own independent investigation.

SECTION 4.11            Buyer Guarantee. Concurrently with the execution and delivery of this Agreement, Guarantor has duly executed and delivered to Parent and Seller the Buyer Guarantee, dated as of the date of this Agreement, in favor of Parent and Seller in respect of certain of Buyer’s obligations arising under this Agreement. As of the date hereof, the Buyer Guarantee is in full force and effect and is the legal, valid, binding obligation of Guarantor, enforceable in accordance with its terms, except as such enforceability may be limited by the Enforceability Exceptions, and, as of the date hereof, no event has occurred which, with or without notice, lapse of time or both, would or would reasonably be expected to constitute a default or breach on the part of the Guarantor under the Buyer Guarantee.

SECTION 4.12            No Other Representations or Warranties. Except for the representations and warranties contained in this Article IV, neither Buyer nor any other Person makes any other express or implied representation or warranty to Seller. Except as set forth in Article III and in the Closing Agreements, neither Seller nor any of its Affiliates make or provide any warranty or representation, express or implied, as to the quality, merchantability, fitness for a particular purpose of the Sold Companies or the Business or any assets or parts thereof.

ARTICLE V

 COVENANTS AND AGREEMENTS

SECTION 5.1              Conduct of Business Prior to the Closing.

(a)                Without the consent of Buyer, which consent shall not be unreasonably withheld, conditioned or delayed, except as otherwise contemplated by this Agreement (including the Pre-Closing Transfers), as disclosed on Schedule 5.1(a) or as required by Law or Order, during the Pre-Closing Period, Parent and its Affiliates (including Seller) shall, and shall cause the Sold Companies to, (i) conduct the Business in all material respects in the ordinary course of business, (ii) use commercially reasonable efforts to preserve intact its current business operations and organization and relationships with suppliers, customers and other third parties having material business relationships with the Business, (iii) use commercially reasonable efforts to maintain (A) all of the material assets and properties of, or used by, Seller (in connection with the Business) or the Sold Companies in their current condition, ordinary wear and tear excepted, or (B) insurance upon all of the properties and assets of Seller (in connection with the Business) or the Sold Companies in such amounts and of such kinds comparable to that in effect on the date of this Agreement, (iv) use commercially reasonable efforts to maintain the books, accounts and records of Seller (with respect to the Business) and the Sold Companies in the ordinary course of business and comply with all contractual and other obligations of Seller (with respect to the Business) and the Sold Companies and (v) comply in all material respects with all applicable Laws.

(b)               In furtherance of Section 5.1(a), without the consent of Buyer, which consent (other than with respect to Sections 5.1(b), (i), (iii), (viii), (x), and (xii)) shall not be unreasonably withheld, conditioned or delayed, except as otherwise contemplated by this Agreement (including the Pre-Closing Transfers), as disclosed on Schedule 5.1(b) or as required by Law or Order, during the Pre-Closing Period, neither Parent nor Seller shall and shall each cause their respective Subsidiaries (including the Sold Companies) not to (in each case, as it relates to the Sold Companies or the Business, including the Purchased Assets and the Assumed Liabilities):

(i)                  issue, deliver, sell, pledge, dispose of or encumber any shares of capital stock or other ownership interests, or any options, warrants, convertible securities or other rights of any kind to acquire or receive any shares of capital stock or other ownership interests, in the Sold Companies;

(ii)                 (A) amend the operating agreement, limited liability company agreement, articles of incorporation or by-laws (or equivalent governing documents) of any Sold Company or (B) split, combine or reclassify the capital stock or other equity interests of any Sold Company;

(iii)                (x) acquire (whether by merger, consolidation or acquisition of stock or assets or otherwise) any corporation, partnership or other business organization or division thereof or any assets, other than purchases of inventory or other assets in the ordinary course of business or pursuant to existing Material Contracts or (y) sell or otherwise dispose of (whether by merger, consolidation or disposition of stock or assets or otherwise) any corporation, partnership or other business organization or division thereof or any assets, other than sales or dispositions of inventory or other assets in the ordinary course of business or pursuant to existing Material Contracts;

(iv)               (A) enter into, extend, terminate, cancel or modify in any material respect any Material Contract (or any Contract that would be a Material Contract if in effect as of the date of this Agreement); or (B) submit any Government Bid which, if accepted, is expected to result in a loss or would result in a Government Contract with a total Contract value in excess of $100,000,000 in the aggregate, or $30,000,000, in any calendar year;

(v)                make any capital expenditures outside of the ordinary course of business;

(vi)               declare any dividend or other distribution in respect of the capital stock of the Sold Companies other than Cash dividends paid prior to the Closing Date out of available funds therefor;

(vii)              except as contemplated by Section 5.9, to the extent required under any Seller Plan or pursuant to existing Contracts or in the ordinary course of business, (x) increase the compensation or fringe benefits of any Business Employee (except for increases in salary or hourly wage rates consistent with past practice or the payment of accrued or earned but unpaid bonuses, and changes to compensation related to newly hired Business Employees, promoted Business Employees to the extent such increases or changes in compensation or fringe benefits are consistent with the compensation provided to similarly situated Business Employees, or as required by applicable Law or any applicable collective bargaining agreement), (y) enter into or grant any new employment, consulting or severance agreement or arrangement with any Business Employee except in connection with newly hired Business Employees or promoted Business Employees to the extent such employment, consulting, or severance agreement or arrangement is consistent with the employment, consulting, or severance agreement or arrangement provided to similarly situated Business Employees, or as required by applicable Law, or (z) establish, adopt, enter into or amend in any material respect or terminate any Seller Plan except for any such action made to Employees of Seller generally that does not solely affect Business Employees or as would not materially affect Business Employees;

(viii)             effectuate a plant closing or layoff employees outside of the ordinary course of business regardless of whether such action triggers obligations under the WARN Act;

(ix)                hire any new Business Employees or reassign or transfer any current employee to or from the Business, except in the ordinary course of business;

(x)                 settle or compromise any material Proceeding other than settlements or compromises of litigation where there are no ongoing obligations on Seller or any Affiliate of Seller or any Sold Company and the amount paid is fully paid in Cash prior to the Closing Date;

(xi)                except as required by applicable Law, with respect to Taxes for which the Sold Companies or Buyer would be liable, make (other in than in the ordinary course of business) or change any material Tax elections, change any Tax period or material method of Tax accounting, amend any material Tax Return, enter into any closing agreement, settle or compromise any material Tax Liability, or consent or agree to any extension of a statute of limitation applicable to Taxes;

(xii)               make any material change to its method of financial accounting in effect as of December 31, 2017, except as required by a change in GAAP or in applicable Law;

(xiii)              subject to any Encumbrance or otherwise encumber or, except for Permitted Encumbrances, permit, allow or suffer to be encumbered, any of the properties or assets (whether tangible or intangible) of, or used by, any Sold Company;

(xiv)              introduce any material change with respect to the Business or operations of Seller or any Affiliate of Seller (with respect to the Business) or the Sold Companies, including any material change in the types, nature, composition or quality of its products or services;

(xv)               other than arms’ length transactions in the ordinary course of business, including Parent charges for shared services, make any investment in or loans to, or pay any fees or expenses to or enter into or modify any Contract with, Seller or any Affiliate of Seller;

(xvi)              enter into any Contract, understanding or commitment that restrains, restricts, limits or impedes the ability of Seller or any Affiliate of Seller (in each case, solely with respect to the Business) or any Sold Company to compete with or conduct any business or line of business in any geographic area or solicit the employment of any persons;

(xvii)             enter into any letters of credit, performance bonds, corporate guarantees, and other similar items; and

(xviii)            enter into any agreement or agree or commit to take any of the actions described in the foregoing clauses (i) through (xvii).

(c)                Other than the right to consent or withhold consent with respect to the matters set forth in Section 5.1(b) and the restrictions and prohibitions with respect to the conduct of the Business as a result, nothing contained herein shall give Buyer any right to manage, control, direct or be involved in the management of Parent, Seller, the Sold Companies, the Purchased Assets, the Assumed Liabilities or the Business prior to the Closing.

SECTION 5.2              Access. During the Pre-Closing Period, each of Parent and Seller shall, and shall cause the Sold Companies to, (i) reasonably cooperate with Buyer to facilitate the transition to Buyer on or as soon as reasonably practicable following the Closing Date of the IT systems and network used in the operation of the Business or by the Sold Companies (provided that such cooperation does not materially interfere with the Business or the business of Seller), and (ii) afford to Buyer, through its authorized Representatives, reasonable access during normal business hours and upon prior reasonable written notice to Seller, to the officers, properties, assets, Contracts, financial information, books and records of the Sold Companies (including working papers and data in the possession of Seller or its Affiliates (including the Sold Companies) or their respective accountants); provided that such access does not materially interfere with the normal business operations of Seller or the Sold Companies and shall not include any invasive or destructive sampling or testing of any environmental medium or building material; provided, further, Buyer shall not have access to personnel records of Seller or its Affiliates relating to individual performance or evaluation records, medical histories or other information which in Seller’s good faith opinion is sensitive or the disclosure of which could subject Seller or any of its Affiliates to risk of Liability. If the foregoing access involves entry onto any properties of the Sold Companies, (i) Seller shall be entitled to have a Representative of Seller accompany Buyer or its authorized Representatives at all times and (ii) Buyer shall indemnify and hold Seller and its Affiliates, harmless from and in respect of any and all Losses that they may incur arising out of or due to such access to the extent caused by the failure of Buyer or its authorized Representatives to comply with the material policies of the Business. Notwithstanding anything to the contrary in this Agreement, Seller and the Sold Companies shall not be required to disclose (A) any information to Buyer if Seller believes in good faith that such disclosure would be reasonably likely to (x) jeopardize any attorney-client privilege or (y) violate any applicable Law or any contractual confidentiality obligation of Parent or Seller, (B) information relating to any sale or divestiture process conducted by Seller or its Affiliates for the Business or Seller’s or its Affiliates’ (or their Representatives’) evaluation of the Business in connection therewith, including projections, financial or other information relating thereto, or (C) any consolidated, combined, unitary or similar Tax Return of which Seller or any of its Affiliates (other than the Sold Companies) is the common parent or any other information relating to Taxes or Tax returns other than information relating solely to the Sold Companies; provided, however, that each of Parent and Seller shall cooperate with Buyer and shall use commercially reasonable efforts to design and implement alternative disclosure arrangements and, to the extent available, use such alternative disclosure arrangements to provide information, documents and access to Buyer and its Representatives in a manner that would not violate applicable Law, violate the confidentiality obligations of any Contract or cause the loss of attorney-client privilege with respect thereto. The parties agree that the provisions of the Confidentiality Agreement shall continue in full force and effect following the execution and delivery of this Agreement until the Closing, and all information obtained pursuant to this Section 5.2 shall be kept confidential in accordance with the Confidentiality Agreement.

SECTION 5.3              Efforts; Regulatory Filings and Consents.

(a)                Each of Parent and Seller, on the one hand, and Buyer, on the other hand, shall use reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable (i) to consummate and make effective the Transactions, (ii) to obtain any Consent of any Governmental Antitrust Authority required to be obtained or made by Parent, Seller or Buyer, or any of their respective Subsidiaries or Affiliates in connection with the Transactions or the taking of any action contemplated by this Agreement, and (iii) to defend vigorously, lift, mitigate or rescind the effect of any litigation or administrative proceeding involving any Governmental Antitrust Authority (including a private party challenge) adversely affecting this Agreement or the Transactions, including promptly appealing any adverse court or administrative decision; provided, however, that Seller and its Affiliates shall not be required to make any material monetary expenditure, commence or be a plaintiff in any litigation, retain, sell or otherwise dispose of any portion of the Business or offer or grant any material accommodation (financial or otherwise) to any Person in order to satisfy its obligations under this Section 5.3.

(b)               Each of Parent and Seller, on the one hand, and Buyer, on the other hand, shall (i) as soon as reasonably practicable (and in any event within ten (10) Business Days following the date of this Agreement) file with the United States Federal Trade Commission (the “FTC”) and the United States Department of Justice (the “DOJ”) the notification and report form, if any, required for the Transactions and to supply as promptly as practicable any supplemental information requested in connection therewith pursuant to the HSR Act and (ii) as soon as reasonably practicable (and in any event within ten (10) Business Days following the date of this Agreement) make all filings under the other Antitrust Laws on Schedule 5.3(b) and shall take all other actions necessary, proper or advisable to cause the expiration or termination of the applicable waiting period under the HSR Act and the other Antitrust Laws. Any such antitrust notification and report form or filing and supplemental information shall be in substantial compliance with the requirements of the HSR Act or the applicable other Antitrust Laws, as the case may be. All other regulatory filings shall be in substantial compliance with the requirements of applicable Law. Each of Buyer, on the one hand, and Parent and Seller, on the other hand, shall furnish to the other party such necessary information and reasonable assistance as the other party may request in connection with its preparation of any filing or submission that is necessary under the HSR Act, the applicable Other Competition Laws or other applicable Law, as the case may be. Each of Parent and Seller, on the one hand, and Buyer, on the other hand, shall use reasonable best efforts to comply promptly with any inquiries or requests for additional information from the FTC, the DOJ, other Governmental Antitrust Authorities and any other Governmental Authority having jurisdiction.

(c)                Without limiting the generality of the undertakings set forth in Sections 5.3(a), (b) and (d) and subject to any appropriate confidentiality protections, Parent and Seller, on the one hand, and Buyer, on the other hand, shall each furnish to the other such necessary information and reasonable assistance as the other may reasonably request in connection with this Section 5.3 and shall each promptly provide counsel for the other party with copies of all filings made by such party, and all correspondence between such party (and its advisors) with any Governmental Antitrust Authority, other Governmental Authority or, in connection with any proceeding by a private party, and any other information supplied by such party and such party’s Affiliates to a Governmental Antitrust Authority or other Governmental Authority in connection with this Agreement and the Transactions. Subject to applicable Law, Parent and Seller, on the one hand, and Buyer, on the other hand, shall each permit counsel for the other party reasonable opportunity to review in advance, and shall consider in good faith the views of the other party in connection with, any proposed written or, if practicable, oral communication to any Governmental Antitrust Authority or other Governmental Authority relating to the Transactions. Each of Parent and Seller, on the one hand, and Buyer, on the other hand, agrees not to participate in any substantive meeting or discussion, either in person or by telephone, with any Governmental Antitrust Authority or other Governmental Authority in connection with the Transactions unless it consults with the other party in advance and, to the extent not prohibited by such Governmental Antitrust Authority or other Governmental Authority, gives the other party the opportunity to attend and participate.

(d)               Notwithstanding anything to the contrary in this Agreement, Buyer shall, and shall cause its Affiliates, to take, or cause to be taken, any and all actions, including the disposition of assets, required by any Governmental Antitrust Authority as a condition to the granting of any Consent necessary for the consummation of the Transactions or as may be required to avoid, lift, vacate, reverse or resolve any legislative, administrative or judicial action (including any suit instituted (or threatened to be instituted) by the FTC, the DOJ or any other applicable Governmental Authority or any private party challenging any of the Transactions as violative of the Antitrust Laws) that would otherwise reasonably be expected to impair or delay the consummation of the Transactions. Without limiting the generality of the foregoing, such actions include, but are not limited to: (i) divesting, selling or otherwise disposing of, or holding separate and agreeing to sell or otherwise dispose of, any entities, assets or facilities of the Sold Companies or included in the Purchased Assets or any entity, facility or asset of Buyer or its Subsidiaries or Affiliates, (ii) terminating, amending or assigning any existing relationships and contractual rights and obligations, and (iii) amending, assigning or terminating any existing licenses or other agreements and entering into such new licenses or other agreements (and, in each case, entering into agreements with the relevant Governmental Antitrust Authority giving effect thereto) in each case with respect to the foregoing clauses (i), (ii) or (iii) if such action is necessary or reasonably advisable or as may be required by any Governmental Antitrust Authority as a condition to the granting of any Consent necessary for the consummation of the Transactions or as may be required to avoid, lift, vacate, reverse or resolve any legislative, administrative or judicial action (including any suit instituted (or threatened to be instituted) by the FTC, the DOJ or any other applicable Governmental Authority or any private party challenging any of the Transactions as violative of the Antitrust Laws) that would otherwise reasonably be expected to impair or delay the consummation of the Transactions; provided that any such action shall not be required or (without consent of Seller, to the extent such action relates to the Sold Companies or the Purchased Assets) permitted to be effective prior to the Closing. Notwithstanding anything to the contrary in this Section 5.3(d), nothing contained in this Agreement shall require Buyer, or any of its Subsidiaries or Affiliates, to take, or agree to take, any action or agree to any condition or restriction, in connection with obtaining any Consent necessary from any Governmental Antitrust Authority, that would reasonably be likely to have a material and adverse effect on Buyer and its Subsidiaries, taken as a whole, after giving effect to the Closing hereunder (with materiality measured on a scale relative to the Sold Companies and the Purchased Assets, taken as a whole).

(e)                The filing fees under the HSR Act, Antitrust Laws and other applicable Laws, as well as the fees and disbursements of any legal counsel or other advisor jointly retained by the parties in connection with any such filings and any other filings with Governmental Authorities, shall be borne by Buyer.

(f)                Without limiting any other obligation under this Agreement, during the Pre-Closing Period, none of Parent, Seller, Buyer shall, and shall cause their respective Subsidiaries to not, take or agree to take any action that would reasonably be expected to prevent or delay the parties from obtaining any Consent of any Governmental Authority in connection with the Transactions, or to prevent or delay or impede the consummation of the Transactions, including any acquisition (whether via merger, consolidation, stock or asset purchase or otherwise) of or agreement to acquire any amounts of assets of or any equity in any other Person or any business or division thereof if such acquisition or agreement would be reasonably expected to create a meaningful risk of making it more difficult to obtain Consent of the FTC or the DOJ or any other Governmental Antitrust Authority required in connection with the Transactions.

(g)               Each of Parent and Seller agrees to introduce Buyer to Parent’s and Seller’s Defense Security Service (“DSS”) contact(s) within five (5) Business Days after the date hereof so that Buyer may present a Foreign Ownership, Control or Influence (“FOCI”) action plan to demonstrate that it presents no unmitigated FOCI. Seller will reasonably cooperate, at no cost to Parent, Seller or their respective Affiliates, with Buyers efforts to ensure DSS agreement that there is no unmitigated FOCI.

(h)               Seller will use commercially reasonable efforts to effect as soon as practicable the transfer or novation to the Sold Companies of all existing export licenses and other authorizations under which the Sold Companies operate.

SECTION 5.4              Third Party Consents.

(a)                Each of the parties shall use its respective reasonable best efforts to obtain any Consent of any Person (other than Governmental Antitrust Authorities) required to consummate and make effective the Transactions, including obtaining each of the Consents set forth on Schedule 5.4 and novation of each Government Contract set forth in Section 3.7(c) of the Seller Disclosure Schedule (each, a “Buyer Novated Contract”). Each party agrees to cooperate reasonably with the other in obtaining such Consents. To the extent that the parties are unable to obtain any required third party Consents prior to the Closing (such Consents, the “Post-Closing Consents”), Parent and Seller shall cooperate with Buyer to make or obtain (or cause to be made or obtained), as promptly as practicable following the Closing, all Post-Closing Consents.

(b)               As soon as practicable following the Closing, Seller shall prepare (with Buyer’s assistance, which will include preparation of all information and documents required of the transferee for such requests), in accordance with FAR Subpart 42.12, and any applicable agency regulations or policies, a written request meeting the requirements of FAR Subpart 42.12, as reasonably interpreted by the Responsible Contracting Officer (as such term is defined in FAR Subpart 42.1202), which shall be submitted by the Seller to the Responsible Contracting Officer, for the applicable Governmental Authority (i) to recognize Buyer as Seller’s successor-in-interest to each of the Buyer Novated Contracts and (ii) to enter into a novation agreement (a “Novation Agreement”), in the form and substance as set forth in FAR Subpart 42.1204(i) which shall be deemed reasonably satisfactory to Buyer and Seller, pursuant to which, subject to the requirements of FAR Subpart 42.12, all of Parent’s, Seller’s or any of their respective Subsidiaries’ right, title and interest in and to, and all of Parent’s, Seller’s and any of their respective Subsidiaries’ obligations and liabilities under each such Buyer Novated Contracts shall be validly conveyed, transferred and assigned and novated to Buyer by all parties thereto. Seller and Buyer shall each use all reasonable efforts to obtain all consents, approvals and waivers required for the purpose of processing, entering into and completing the Novation Agreements with regard to each of the Buyer Novated Contracts, including responding to any requests for information by a U.S. Governmental Authority with regard to such Novation Agreements.

(c)                Buyer and Seller shall collaborate regarding the information to be shared with the Responsible Contracting Officer(s) prior to Closing, provided that Seller shall have the ultimate right to determine what information will be shared with the Responsible Contracting Officer(s) prior to Closing.

(d)               The parties acknowledge that the transfer or assignment of the Buyer Novated Contracts is subject to the Governmental Authority’s approval of a Novation Agreement recognizing Buyer as the successor-in-interest to Parent, Seller or one of their respective Subsidiaries, as the case may be. Unless and until the Governmental Authority recognizes Buyer as the successor-in-interest to Parent, Seller or one of their respective Subsidiaries under the relevant Buyer Novated Contracts, Parent, Seller and their respective Subsidiaries shall subcontract to Buyer all of Parent’s, Seller’s or any of their respective Subsidiaries’ rights and obligations under such Buyer Novated Contracts to the maximum extent permissible under law. In connection therewith, Buyer shall perform on behalf of Parent, Seller and their respective Subsidiaries all of their obligations under such Buyer Novated Contracts in full compliance with those Contracts and applicable Laws, and Parent’s, Seller’s or any of their respective Subsidiaries’ shall promptly remit to Buyer all payments Parent, Seller or one of their respective Subsidiaries receives under such Buyer Novated Contracts with respect to obligations performed by Buyer.

(e)                From the date of this Agreement to the Closing Date, the Seller agrees, to the extent practicable and permitted by law, to use commercially reasonable efforts to avoid the inclusion in each of the Buyer Novated Contracts entered into or Government Contract Bid submitted subsequent to the date of this Agreement (each, a “Subsequent Contract”) a provision prohibiting the assignment of any Subsequent Contract to Buyer.

(f)                Until such time as the relevant Government Authority recognizes the transfer of the rights and obligations under any particular Government Contract to the Buyer in accordance with, and to the extent required by, FAR Subpart 42.12, the Buyer and Seller will enter into a pre-novation subcontract under which, to the extent permissible under law, the Buyer will perform for and in the place of the Seller any and all operations and provide any and all goods, equipment, services and other performance obligations under such Government Contract as of the Closing, pursuant to its respective terms and conditions, including any and all amendments, options, modifications, purchase orders issued thereunder and such other terms and conditions as may have been duly incorporated in such Government Contract. The Buyer agrees to perform and discharge each Government Contract in a timely manner and in accordance with applicable law and with all of the terms of such Government Contract. In the event that the relevant Government Authority declines to provide any required consent to such pre-novation subcontract with respect to any particular Government Contract, or that such pre-novation subcontract would otherwise constitute a violation or breach of any particular Government Contract or any applicable law with respect to any particular Government Contract, the Seller will use its reasonable efforts to provide to the Buyer the benefits of the applicable Government Contract, including by cooperating in any reasonable and lawful arrangement designed to provide such benefits to the Buyer and by enforcing at the request and expense of the Buyer for its account, any rights of the Transferor arising from any such Government Contract (including the right to elect to terminate such contract in accordance with and to the extent permitted by the terms thereof upon request of the Buyer). If and when any required Government Authority recognizes the transfer of the rights and obligations under any particular Government Contract to the Transferee, the Seller will promptly assign, or cause to be assigned, all rights, obligations and other liabilities thereunder to the Buyer without payment of any further consideration, and the Buyer will assume such rights, obligations and other liabilities thereunder without payment of any further consideration.

SECTION 5.5              Tax Matters.

(a)                Buyer and Seller agree to furnish or cause to be furnished to each other, upon request, as promptly as practicable, such information and assistance relating directly to the Sold Companies and Purchased Assets (including access to books and records, employees, contractors and Representatives, as applicable) as is reasonably necessary for the filing of all Tax Returns, the making of any election related to Taxes, the preparation for and response to any audit by any Taxing Authority, and the prosecution or defense of any claim, suit or proceeding relating to any Tax Return; provided, however, that if such requested information is contained within a document containing any unrelated information, only portions pertaining to such relevant information shall be furnished. Buyer and Seller shall retain all books and records with respect to Taxes pertaining to the Sold Companies and Purchased Assets until the expiration of all relevant statutes of limitations (and, to the extent notified by Buyer and Seller, as the case may be, any extensions thereof). At the end of such period, each party shall provide the other with at least thirty (30) days prior written notice before destroying any such books and records, during which period the party receiving such notice can elect to take possession, at its own expense, of such books and records.

(b)               Tax Returns. Seller shall (i) prepare and timely file (or cause to be prepared and timely filed) all U.S. federal and state income Tax Returns in respect of Seller, the Purchased Assets and any of the Sold Companies for taxable periods ending on or before the Closing Date (“Seller Tax Return”) and (ii) timely pay all Taxes due and payable with respect to any such Returns. All Seller Tax Return shall be prepared consistent with past practice, except as required by applicable Law. Buyer shall prepare and timely file (or cause to be prepared and timely filed) any other Tax Returns of the Sold Companies or with respect to the Purchased Assets (“Buyer Tax Return”). To the extent any Buyer Tax Return includes a taxable period (or portion thereof) for which Seller would be responsible pursuant to Section 5.6(a), (i) Buyer shall prepare and timely file any such Buyer Tax Returns in a manner consistent with past practice, except as required by applicable Law and (ii) Buyer shall provide Seller with a draft of any such Buyer Tax Returns at least thirty (30) days before the filing due date and Buyer shall make any changes to such Buyer Tax Returns reasonably requested by Seller. All Seller Tax deductions attributable to the payment of Transaction Expenses shall, insofar as permissible, be reflected on Seller Tax Returns.

(c)                Tax Sharing Agreements. Seller shall cause the provisions of any agreement, arrangement or practice with respect to Taxes (including any Tax sharing agreements) between Seller, on the one hand, and any Sold Company, on the other hand, to be terminated on or before the Closing Date. After the Closing Date no person shall have any rights or obligations under any such agreement, arrangement or practice with respect to Taxes.

SECTION 5.6              Tax Indemnity.

(a)                Subject to the provisions set forth in this Agreement, from and after the Closing, Seller agrees to indemnify Buyer and its officers, directors, employees, agents Representatives and Affiliates (including, after the Closing, the Sold Companies) and hold each of them harmless against (i) any Taxes of Seller, (ii) any Taxes of the Sold Companies or with respect to the Purchased Assets for all taxable periods ending on or before the Closing Date and, with respect to any taxable period that begins before and ends after the Closing Date (a “Straddle Period”), any Taxes allocable (pursuant to Section 5.6(g)) to the portion of a Straddle Period ending on the Closing Date (in each case to the extent not otherwise included in the calculation of Closing Date Net Working Capital, as determined pursuant to Section 2.10), (iii) payments under any Tax allocation, sharing or similar agreement, other than pursuant to this Agreement, to which Seller, the Business, the Sold Companies or the Purchased Assets is subject, in each case, entered into prior to the Closing Date, (iv) Seller’s share of the Transfer Taxes, if any, as set forth in Section 5.17(b), and (v) any and all Taxes of any member of an affiliated, consolidated, combined, or unitary group of which any of the Sold Companies (or any predecessor of any of the foregoing) is or was a member on or prior to the Closing Date, pursuant to Treasury Regulations Section 1.1502-6 or any analogous or similar state, local, or non-U.S. law or regulation. Notwithstanding anything herein to the contrary, the Tax indemnity provided under this Section 5.6(a) shall not cover Tax Liabilities (I) resulting from any transaction engaged in, by, or with a Sold Company outside the ordinary course of business that occurs after the Closing on the Closing Date or (II) resulting from any action taken after the Closing on the Closing Date by Buyer, any of its Affiliates, or any transferee of Buyer or its Affiliates that is outside the ordinary course of business.

(b)               Subject to the provisions set forth in this Agreement, from and after the Closing, Buyer agrees to indemnify Seller and its respective officers, directors, employees, agents, Representatives and Affiliates and hold each of them harmless against all Designated Taxes of the Sold Companies or with respect to the Purchased Assets (i) properly allocable to a Tax period or portion thereof beginning after the Closing Date, (ii) Buyer’s share of the Transfer Taxes, if any, as set forth in Section 5.17(b), and (iii) that are incurred by reason of Buyer’s failure to perform any covenant or other agreement of Buyer contained in Section 5.5, this Section 5.6, Section 5.7 or Section 5.8 hereof.

(c)                Payment by the Indemnifying Party of any amount due under this Section 5.6 shall be made within ten (10) Business Days following written notice by the Indemnified Party that payment of such amounts to the appropriate Taxing Authority is due; provided that the Indemnifying Party shall not be required to make any payment earlier than five (5) Business Days before it is due to the appropriate Taxing Authority. In the case of a Tax that is contested in accordance with the provisions of Section 5.7 below, payment of the Tax to the appropriate Taxing Authority shall not be considered to be due earlier than the date a final determination to such effect is made by the appropriate Taxing Authority or court.

(d)               The parties agree that any indemnification payment made pursuant to this Section 5.6 shall be treated as an adjustment to the Purchase Price for Tax purposes, unless otherwise required by applicable Law.

(e)                Notwithstanding any provision in this Agreement to the contrary, the obligations of a party to indemnify and hold harmless another party pursuant to this Section 5.6 shall terminate at the close of business on the 30th day following the expiration of the applicable statute of limitations with respect to the Tax Liabilities in question; provided, however, if a party seeking indemnity has made a proper claim for indemnification pursuant to Section 5.6 prior to such termination date, then such claim for such Loss incurred (and only such claim for such Loss incurred), if then unresolved, shall not be extinguished by the passage of the deadlines set forth in this Section 5.6(e).

(f)                Any disputes between the parties with respect to the Tax matters regarding the Sold Companies in Section 5.5, this Section 5.6 or Section 5.7 shall be resolved by the Accounting Firm, whose fees and expenses shall be shared in accordance with Section 2.10(e).

(g)               For purposes of Section 5.6(a), (i) real and personal property Taxes (other than Transfer Taxes) for the taxable period that includes the Closing Date shall be prorated between Seller and Buyer, with such Taxes being borne by Seller based on the ratio of the number of days in the relevant period prior to and including the Closing Date to the total number of days in the actual taxable period with respect to which such Taxes are assessed, and being borne by Buyer based on the ratio of the number of days in the relevant period after the Closing Date to the total number of days in the actual taxable period with respect to which such Taxes are assessed, irrespective of when such Taxes are due, become a lien or are assessed; (b) sales and use Tax shall be deemed to accrue as property is purchased, sold, used or transferred; and (c) all other Taxes shall accrue by way of a closing of books, as though the relevant taxable period had ended on the Closing Date (provided that exemptions, allowances or deductions that are calculated on an annual basis, such as the deduction for depreciation, shall be apportioned on a daily basis). Notwithstanding the foregoing, any deductions attributable to Transaction Expenses that have not been reflected on a Seller Tax Return shall, insofar as permissible, be allocated to the taxable period ending on or before the Closing Date.

(h)               Notwithstanding any provision in this Agreement to the contrary, in no event shall the aggregate amount for which Seller is obligated to indemnify pursuant to Section 5.6(a) exceed the Purchase Price.

SECTION 5.7              Procedures Relating to Indemnity of Tax Claims.

(a)                If a Tax claim, audit, examination, notice of deficiency or other adjustment, assessment or redetermination shall be made or threatened against Buyer or Seller, as the case may be, or any of their Affiliates by any Taxing Authority, which, if successful, would result in an indemnity payment pursuant to Section 5.6(a) or (b) (a “Tax Claim”), the Indemnified Party shall promptly notify the Indemnifying Party in writing of such Tax Claim stating the nature and basis of such Tax Claim and the amount thereof, to the extent known by the Indemnified Party. If notice of a Tax Claim is not given to the Indemnifying Party within a sufficient period of time to allow the Indemnifying Party to effectively contest such Tax Claim, or in reasonable detail to apprise the Indemnifying Party of the nature of the Tax Claim, in each case taking into account the facts and circumstances with respect to such Tax Claim, the Indemnifying Party shall not be liable to the Indemnified Party or any of their Affiliates to the extent that the Indemnified Party’s ability to effectively contest such Tax Claim is prejudiced as a result thereof.

(b)               With respect to any Tax Claim that relates to a Tax for which Seller would be solely responsible pursuant to Section 5.6(a), Seller shall control at its expense all proceedings taken in connection with such Tax Claim (including selection of counsel), but shall not, without the prior written approval of Buyer (which approval shall not be unreasonably withheld, conditioned or delayed), agree or consent to compromise or settle, either administratively or after the commencement of litigation, any issue or claim arising in such proceeding, or otherwise agree or consent to any Tax Liability, to the extent that any such compromise, settlement, consent or agreement may increase (i) the Tax Liability of Buyer or any of its Affiliates (other than any Sold Company) or (ii) the Tax Liability of any Sold Company or with respect to any Purchased Asset with respect to any taxable period (or portion thereof) for which Buyer would be responsible pursuant to Section 5.6(b).

(c)                With respect to any Tax Claim for which Buyer would be solely responsible pursuant to Section 5.6(b), Buyer shall have the right to control at its expense all proceedings taken in connection with such Tax Claim (including selection of counsel), but shall not, without the prior written approval of Seller (which approval shall not be unreasonably withheld, conditioned or delayed), agree or consent to compromise or settle, either administratively or after the commencement of litigation, any issue or claim arising in such proceeding, or otherwise agree or consent to any Tax Liability, to the extent that any such compromise, settlement, consent or agreement may increase (i) the Tax Liability of Seller or any of its Affiliates (other than any Sold Company) or (ii) the Tax Liability of any Sold Company or with respect to any Purchased Asset with respect to any taxable period (or portion thereof) for which Seller would be responsible pursuant to Section 5.6(a).

(d)               With regard to a Tax Claim that is (i) related to any Purchased Asset or in regard to any Sold Company, in each case with regard to a Straddle Period, and (ii) would be described in Section 5.6(a) or Section 5.6(b), but for not being the sole responsibility of either Seller or Buyer, Seller and Buyer shall jointly control and participate in all proceedings taken in connection with any such Tax Claim, and shall bear their own respective costs and expenses; provided, however, neither Seller nor Buyer shall agree or consent to compromise or settle, either administratively or after the commencement of litigation, any issue or claim arising in such proceeding, or otherwise agree or consent to any Tax Liability, without the prior written consent of the other party.

(e)                Notwithstanding anything to the contrary contained or implied in this Agreement, after the Closing Date, neither Buyer nor any Affiliate of Buyer (including, after the Closing, the Sold Companies) shall, without the prior written consent of Seller (which consent shall not be unreasonably withheld, conditioned or delayed), file or cause to be filed (i) any amended Tax Return, (ii) any claim for Tax refund or (iii) any Tax election, with respect to the Sold Companies (or relating to its income, properties or operations), if any such filing could have the effect of (i) increasing the Tax Liability of Seller or their respective Affiliates (other than any Sold Company) (or, in each case, otherwise materially disadvantaging such party) or (ii) increasing the Tax Liability of any Sold Company or with respect to any Purchased Asset with respect to any taxable period (or portion thereof) for which Seller would be responsible pursuant to Section 5.6(a).

(f)                Buyer and Seller will cooperate fully, as and to the extent reasonably requested by the other party, in connection with the resolution of any Tax Claims for which Buyer or Seller would be responsible pursuant to Section 5.6 (including by the provision of reasonably relevant records or information). The party requesting such cooperation will pay the reasonable out-of-pocket expenses of the other party.

SECTION 5.8              Refunds and Tax Benefits.

(a)                Any Tax refund that is received by Buyer, or, after the Closing, the Sold Companies, from a Government Authority and any amounts credited against Tax to which Buyer or the Sold Companies become entitled, that (i) relate to a Tax for which Seller is responsible pursuant to Section 5.6(a), and (ii) in the case of a credit, results in a Tax Benefit to Buyer or the Sold Companies for the Tax period during which such credit is first available, shall be for the account of Seller and Buyer shall promptly pay over to Seller (to one or more accounts designated by Seller) the amount of any such refund or any such credit within five (5) days after the receipt or entitlement thereto. If such refund is required to be returned to, or such credit is withdrawn by, a Governmental Authority, Seller shall remit to Buyer such amount within five (5) days of the date Buyer returns such refund amount to, or makes payment in regard to a withdrawn credit by, the Governmental Authority. Buyer agrees that, other than as required by Law, it shall not, without Seller’s prior written consent, cause or permit the Sold Companies to carry back to any taxable period ending on or prior to the Closing Date any net operating loss, loss from operations or other Tax attribute, and further agrees that in such cases, Seller shall have no obligation under this Agreement to return or remit any refund or other Tax benefit attributable to a breach by Buyer of the foregoing undertaking.

(b)               At the request of Seller, Buyer shall file or cause to be filed an amended Tax Return or claim for Tax refund with respect to Taxes of the Sold Companies for any taxable period ending on or before the Closing Date, and except in the case of a detriment to Buyer, or for any portion of a Straddle Period ending on the Closing Date. Seller shall pay the reasonable out-of-pocket expenses of Buyer with respect to any request pursuant to the previous sentence.

SECTION 5.9              Employees; Benefit Plans.

(a)                Business Employees. Buyer shall (or shall cause the Sold Companies to) (i) continue the employment on the Closing Date of each Business Employee who is employed by a Sold Company as of the Closing and (ii) where an offer of employment is necessary for Buyer (or a Sold Company) to employ any other Business Employee, within twenty-five (25) days prior to the Closing Date, make an offer of employment to each other Business Employee, in both cases on the terms set forth in this Section 5.9. Notwithstanding the generality of the preceding sentence, to the extent any Business Employee who is an Employee of Seller or any of its Affiliates (other than the Sold Companies) has entered into a written agreement or contractual undertaking with Seller or an Affiliate of Seller which governs the compensation terms of such Business Employee’s employment (an “Employment Agreement”), or is the subject of any agreement of Seller or an Affiliate of Seller (other than the Sold Companies) regarding the terms and conditions of employment of such Business Employee (collectively with any Employment Agreements “Compensation Agreements”), Seller and Buyer shall take all actions necessary to assign, or cause the applicable Affiliate of Seller to assign, such Compensation Agreements and all such obligations under any Compensation Agreements to one of the Sold Companies or an Affiliate of Buyer effective as of the Closing Date, and Buyer and its Affiliates expressly assume and agree to perform under the Compensation Agreements in substantially the same manner and to the same extent that the Seller and its applicable Affiliates would be required to perform. Notwithstanding the foregoing, nothing herein shall prevent Buyer or its Affiliates from amending any such Compensation Agreements, provided that the Business Employees party thereto agree to such amendments. Buyer shall, or shall cause its applicable Affiliates to, indemnify and hold harmless Seller from any Liabilities incurred or arising as a result of such Compensation Agreements following the Closing. Further, Buyer shall, or cause its applicable Affiliates to, indemnify Seller and hold Seller harmless against any Liabilities or costs (including severance costs) arising from or connected to the employment or termination of a Transferred Employee by Buyer or one of its Affiliates after Closing. Unless a written acceptance of an offer of employment is required by applicable Law, a Business Employee who continues employment or who has received an offer of employment shall be deemed to have accepted such continuance or offer, unless such Business Employee specifically declines the continuance or offer. Business Employees described in this Section 5.9(a) who, by operation of Law or as set out in this Section 5.9(a), or by acceptance of an offer of employment by Buyer or one if its Affiliates, become employees of Buyer or one of its Affiliates (including, as of the Closing, any of the Sold Companies), shall collectively be the “Transferred Employees”. Transferred Employees who are based primarily within the United States shall collectively be the “Transferred US Employees”, and all other Transferred Employees shall collectively be the “International Transferred Employees”.

(b)               Maintenance of Compensation and Benefits. For Transferred Employees whose terms and conditions of employment are not governed by a collective bargaining agreement, subject to the other provisions of this Section 5.9, during the Relevant Period or for so long as such Transferred Employee remains employed, if shorter, Buyer shall provide (or cause one of its Affiliates to provide) each Transferred Employee with (A) an annual base salary or wage rate, (B) short term bonus, incentive compensation opportunities or commission opportunities and (C) other compensation in the aggregate that are each at least equal to his or her annual base salary or wage rates, or short term bonus, incentive compensation, commission opportunities and other compensation in the aggregate, in effect immediately prior to the Closing. In addition, Buyer or one of its Affiliates shall provide to Transferred Employees (or cause one of its Affiliates to provide) during the Relevant Period or for so long as such Transferred Employee remains employed, if shorter, benefits that are no less favorable in the aggregate to the employee benefits provided to Transferred Employees immediately prior to the Closing. Following the Closing, neither Buyer nor any of its Affiliates shall provide the Transferred Employees with any “defined benefit plan” (as defined in Section 3(35) of ERISA) benefits (except, for the avoidance of doubt, with respect to any Multiemployer Plan), any equity or equity-based compensation plan or arrangement, or any post-employment or post-retirement health or welfare plan or arrangement (except as required under the Consolidated Omnibus Budget Reconciliation Act of 1986 or similar state law). With respect to any individual Transferred Employee who affirmatively enters into an agreement with Buyer or one of its Affiliates governing the compensation and benefits applicable to such individual Transferred Employee, Buyer or one of its Affiliates shall maintain the compensation and each benefit arrangement for the individual Transferred Employee in accordance with the terms and conditions thereof, unless further modified by the mutual agreement of Buyer or one of its Affiliates and the individual Transferred Employee. Where required by local Law, Buyer or one of its Affiliates shall either obtain (or cause the appropriate Sold Company to obtain) the consent of the relevant Transferred Employee before making any changes to the terms and conditions of the Transferred Employee’s employment (including compensation and benefits) following Closing or otherwise make the change in accordance with local Law. For Transferred U.S. Employees whose terms and conditions of employment were governed by a collective bargaining agreement to which a Sold Company was party immediately prior to Closing, the collective bargaining agreements will remain in place pursuant to its terms and continue to govern the terms and conditions of employment applicable to those employees. For Transferred U.S. Employees whose terms and conditions of employment were governed by a collective bargaining agreement to which no Sold Company was a party immediately prior to Closing, Buyer will cause one of its Affiliates to recognize and bargain with the relevant union regarding terms and conditions of employment for those employees consistent with applicable labor Law.

(c)                U.S. Defined Contribution Plans. Buyer shall take any and all necessary actions to permit the Transferred Employees that are entitled to receive an “eligible rollover distribution” (as defined in Code Section 402(c)(4)) from any Seller Plan that is a defined contribution 401(k) savings plan to roll over such eligible rollover distribution, as part of any lump sum cash distribution into an account under a defined contribution 401(k) savings plan maintained by Buyer or one of its Affiliates (the “Buyer DC Plan”), subject to and in accordance with the provisions of such plan and applicable Law, effective no later than one hundred and twenty (120) days following the Closing Date (or such later time as mutually agreed by the Parties). Seller and Buyer shall cooperate as reasonably necessary in order to facilitate and effect an eligible rollover distribution for those Business Employees who elect to rollover their account balances directly to the Buyer DC Plan. For the avoidance of doubt, the Buyer DC Plan shall not accept rollovers of any employer securities (including any securities of Parent) from any Seller Plan.

(d)               Service Credit. For all purposes of eligibility, vesting, benefit accrual and level of benefits under all employee benefit plans (other than a benefit accrual under a defined benefit pension plan) of Buyer or its Affiliates providing benefits to any Transferred Employee after the Closing (the “New Plans”), each Transferred Employee shall receive full credit for such Transferred Employee’s years of service with Seller and its Affiliates before the Closing (including predecessor or acquired entities or any other entities for which Seller and its Affiliates have given credit for prior service), to the same extent as such Transferred Employee was entitled, prior to the Closing, to credit for such service under any similar or comparable Seller Plan (except to the extent such credit would result in a duplication of benefits ). Buyer and Seller agree to cooperate and exchange such information as is necessary to avoid any such duplication of benefits and to facilitate Buyer’s compliance with this Section 5.9. For the avoidance of doubt, to the extent accrued for by the Company as a Current Liability and to the extent permitted by applicable Law, Buyer or one of its Affiliates shall credit each Transferred Employee with all paid time off accrued and unused by such Transferred Employee through the Closing Date.

(e)                Eligibility. Where applicable, and without limiting the generality of the foregoing: (i) at the Closing or the end of the term of the Transition Services Agreement (the “TSA Period”), as applicable, each Transferred Employee shall be immediately eligible to participate, without any waiting time, in each New Plan to the extent such waiting time was satisfied under a similar or comparable Seller Plan in which the Transferred Employee participated immediately before the Closing (such plans, collectively, the “Old Plans”), (ii) Buyer shall use reasonable best efforts to cause all pre-existing condition exclusions or limitations and actively-at-work requirements of each New Plan to be waived or satisfied for such Transferred Employee and his or her covered dependents to the extent waived or satisfied under the analogous Old Plan as of the Closing and (iii) Buyer shall, or shall cause one of its Affiliates to, use reasonable best efforts to cause all eligible expenses incurred by each Transferred Employee and his or her covered dependents during the portion of the plan year of the Old Plan ending on the date such Transferred Employee’s participation in the corresponding New Plan begins to be taken into account under such New Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such Transferred Employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan, but only to the extent that, upon Buyer’s written request, Seller’s or its Affiliates’ insurance carriers, providers or third-party administrators provide the applicable data related to such deductibles, coinsurance and maximum out-of-pocket requirements to Buyer or its Affiliates.

(f)                Participation; Allocation of Liabilities. Prior to the Closing, or at the end of the TSA Period, as applicable, the Sold Companies shall discontinue participation in and/or sponsorship of all Seller Plans. As of the Closing or the end of the TSA Period, as applicable, each Transferred Employee shall cease participation in all Seller Plans that provide for medical, health, welfare or insurance benefits (each, a “Seller Welfare Plan”) and commence participation in corresponding New Plans maintained, administered or contributed to by Buyer or its Affiliates, subject to and in accordance with Section 5.9(b) hereof. Seller and its Affiliates shall be responsible for claims incurred under a Seller Welfare Plan for Transferred Employees and their beneficiaries and dependents through the Closing. All claims incurred under a Seller Welfare Plan for Transferred Employees after the Closing shall be the responsibility of Buyer or its Affiliates. For purposes of this Section 5.9(f), the following claims shall be deemed to be incurred as follows: (i) life, accidental death and dismemberment and business travel accident insurance benefits, upon the death or accident giving rise to such benefits; and (ii) health or medical, dental, vision care or prescription drug benefits, upon provision of such services, materials or supplies. For the avoidance of doubt, Seller shall be responsible for short- and long-term disability benefits that, by their terms, are payable prior to the Closing, and Buyer shall be responsible for such benefits that, by their terms, are payable on or after the Closing.

(g)               Severance. Any Transferred Employee who (i) is terminated other than for cause attributable to such Transferred Employee (as reasonably determined by Buyer or its Affiliates in their discretion) during the Relevant Period, or (ii) rejects an offer of employment from Buyer or one of its Affiliates at Closing (which offer of employment did not satisfy the requirements of Section 5.9(b)) and does not otherwise accept another offer of employment from Buyer or one of its Affiliates at Closing, shall be entitled to severance payments and benefits from Buyer no less favorable than those that would have been provided to such Transferred Employee under (A) Seller’s or an Affiliate’s severance policy or individual employment, severance or separation agreement or other arrangement in effect immediately prior to the Closing Date (each, a “Seller Severance Plan”), as calculated using the same salary or hourly wage rate or other compensation, as applicable, provided to such Transferred Employee immediately prior to the Closing Date, except as Buyer and its Affiliates, as applicable, and such Transferred Employee may otherwise agree in writing and (B) any statutory, regulatory or common law scheme, in each case applicable to such Transferred Employee (taking into account any post-Closing service with Buyer or any of its Subsidiaries), assuming for purposes of this Section 5.9(g) that such Transferred Employee had satisfied any requirements for the receipt of severance under such plan or policy or statutory or regulatory scheme, as applicable. For the avoidance of doubt, any Transferred Employee who rejects an offer of employment from Buyer or one of its Affiliates at Closing (which offer of employment satisfied the material requirements of Section 5.9(b)) and does not otherwise accept another offer of employment from Buyer or one of its Affiliates at Closing shall be entitled to severance payments and benefits (if any) solely from Seller or its Affiliate (other than the Sold Companies).

(h)               Workers’ Compensation. In those jurisdictions where there is a workers’ compensation program, Buyer’s or one of its Affiliates’ workers’ compensation program shall be responsible for all claims, including expenses within any applicable deductibles, for benefits that are deemed to be an injury or disease occurring after the Closing by participating Transferred Employees. Seller’s workers’ compensation program shall be responsible for all claims, including expenses within any applicable deductibles, for benefits that are deemed to be an injury or disease occurring on or prior to the Closing by participating Transferred Employees.

(i)                 Vacation. With respect to any accrued but unused vacation time to which any Transferred Employee is entitled pursuant to the vacation policy or individual agreement or other arrangement applicable to such Transferred Employee immediately prior to the Closing Date, (the “Vacation Policy”), Buyer shall, or shall cause any of its Affiliates to, (i) allow such Transferred Employee to use such accrued vacation to the extent such amounts are included as Current Liabilities and (ii) if any Transferred Employee’s employment terminates during the Relevant Period, pay the Transferred Employee, in cash, an amount equal to the value of the unused accrued vacation time to the same extent that the Transferred Employee would have received a cash payment therefor under the Vacation Policy or the applicable Seller Severance Plan as in effect on the date of this Agreement.

(j)                 Outstanding Equity Awards. Prior to the Closing, Seller and its Affiliates shall recognize the pro rata vesting of each outstanding equity award held by Business Employees pursuant to the terms of the applicable equity incentive plan and each individual equity or equity-based award agreement granted thereunder. As of the Closing, the Sold Companies and their Affiliates shall have no liability with respect to any outstanding equity or equity-based compensation awards held by the Transferred Employees.  Seller shall be entitled to the value of any Tax deduction attributable to the actions set forth in Section 5.9(j).

(k)               Employee Communications. Prior to the Closing, Seller and Buyer shall cooperate in communications with Business Employees with respect to employee compensation and benefit plans maintained by Seller or Buyer and with respect to other matters arising in connection with the Transactions and the Closing Agreements.

(l)                 Acknowledgement. Buyer and Seller acknowledge and agree that nothing contained in this Section 5.9 shall be construed to limit in any way the ability of Buyer or its Affiliates to terminate the employment of any Transferred Employee from and after the Closing; provided that such termination is in accordance with applicable Law and the terms of any applicable Compensation Agreement.

(m)               No Third Party Beneficiaries. Without limiting the generality of Section 10.13, nothing in this Section 5.9, express or implied, is intended to confer any third party beneficiary or other rights, benefits, or remedies under this Agreement upon any Person (including any Transferred Employees or other current or former Business Employees), including any right to employment or continued employment for any specified period or continued participation in any Seller Plan or employee benefit plan sponsored, maintained, or contributed to by Buyer or its Affiliates, of any nature or kind whatsoever under or by reason of this Section 5.9. No provision of this Section 5.9 is intended to and such provisions do not modify, amend or create any employee compensation or benefit plan of Seller, Buyer or any of their respective Affiliates.

(n)               Cooperation. Each of Buyer and Seller recognize it to be in the best interests of the parties hereto and their respective employees that the transactions in this Section 5.9 be effected in an orderly manner and agree to devote their respective reasonable best efforts and to cooperate fully in complying with the provisions of this Section 5.9. Without limiting the generality of the foregoing, each of the parties agrees to execute, deliver and file all documents and to take all such actions as are deemed necessary or desirable in order to carry out and perform the purpose of this Section 5.9 and to facilitate the transactions referred to in this Section 5.9.

SECTION 5.10            Labor Matters.

(a)                Buyer shall reasonably cooperate in connection with any required notification to, or any required consultation with, the employees, employee representatives, work councils, unions, labor boards and relevant government agencies concerning the Transactions with respect to the Business Employees.

(b)               Buyer hereby indemnifies Seller and its Affiliates against and agrees to hold each of them harmless from any and all Losses incurred by Seller or any of its Affiliates with respect to the WARN Act arising (i) as a result of the Transactions, or (ii) as a result of any employment losses affecting any Business Employees that are ordered by Buyer in the ninety (90) day period immediately following the Closing Date; provided, however that no such indemnification shall be required in the event that Seller or its Affiliates fail to satisfy their obligations under the WARN Act in the event of (i) above or their obligations under this Section 5.10(b). Seller shall be responsible for all WARN Act Liabilities relating to the periods prior to the Closing Date with respect to any employment losses which are unrelated to the Transactions. As of the Closing Date, Seller or its Affiliates shall provide Buyer with accurate information regarding the headcounts, locations and reason for termination of any Employees terminated in the ninety (90) day period immediately prior to the Closing with respect to the Sold Companies.

SECTION 5.11            Contact with Customers, Suppliers and Other Business Relations. Prior to the Closing, Buyer and its Representatives shall not contact or communicate with the employees, customers and suppliers of the Sold Companies in connection with, or relating in any way to, the Transactions, without the prior written consent of Seller (which consent may not be unreasonably withheld, conditioned or delayed).

SECTION 5.12            Non-Competition; Non-Solicitation.

(a)                Restrictions on Competing Activities Following Closing.

(i)                  For a period of three (3) years from and after the Closing Date, each of Parent and Seller agrees that it will not, and will cause its respective Subsidiaries not to directly or indirectly sell in any geographic areas or industry markets in which the Business has operated or sold products and services prior to Closing (the “Prior Areas”) any products or services that are the same or substantially similar to any products or services of the Business immediately prior to Closing (such products or services, “Competitive Products”). Notwithstanding anything to the contrary in this Agreement, Parent, Seller and their respective Affiliates will not, for a period of three (3) years following the Closing Date, bid on the Contracts set forth Schedule 5.12(a)(i), whether or not it would constitute a Competitive Product in competition with Buyer or its Subsidiaries.

(ii)                 Notwithstanding the foregoing, this Section 5.12(a) shall not prohibit each of Parent and/or Seller, directly or indirectly (through an Affiliate or otherwise), from: (A) designing, developing, manufacturing, using or marketing, offering for sale or selling any Non-Competitive Products, (B) investing in or holding securities of any Person engaged in a business competitive to the Business to the extent such investment or holding does not, directly or indirectly, confer on Seller or any of their respective Affiliates more than 5% of the voting power, outstanding capital stock or other ownership interests of such Person and (C) hereafter acquiring or investing in or, after such acquisition or investment, continuing to own and operate, any entity or business which (1) has operations that compete with the Business if such operations account for less than the greater of (y) 20% of such entity’s consolidated revenues for the fiscal year ended immediately prior to such acquisition or investment and each subsequent fiscal year when Parent or Seller continues to operate such entity or business (provided that this Section 5.12(a)(ii)(y) shall not be deemed to be violated if such operations account for more than 20% of such entity’s consolidated revenues if within twelve (12) months following (I) the consummation of such acquisition or (II) the first date in any subsequent fiscal year that such operations account for more than 20% of such entity’s consolidated revenues in its quarterly or annual financial statements, as the case may be, Seller’s or any of its Affiliates’ activities that compete with the Business account for less than 20% percent of such entity’s consolidated annual revenues for the then most recently completed fiscal year) and (z) $150,000,000 in consolidated revenues for the fiscal year ended immediately prior to the date of such acquisition or investment and each subsequent fiscal year when Parent or Seller continues to operate such entity or business or (2) is set forth on Schedule 5.12(a)(ii). In the event that Parent, Seller or any of their respective Affiliates shall sell to a Person any portion of their respective businesses (whether by means of acquisition, asset purchase, merger, consolidation, similar business combination or otherwise), the restrictions contained in this Section 5.12(a)(ii) shall not prohibit such sale and shall not apply to any such acquiring Person or such Person’s Affiliates after the consummation of such sale, provided that each of Parent and Seller shall continue to be bound by this Section 5.12(a)(ii) following such sale.

(iii)                For a period of two (2) years from and after the Closing Date, each of Parent and Seller agrees that it will not, and will cause its respective Subsidiaries (including through its and their respective officers, directors and employees) not to, directly or indirectly:

(A)             request, induce or attempt to influence any of the Business Employees to terminate his or her employment with or service to Buyer or any Sold Company or their Affiliates;

(B)              attempt to dissuade any Business Employee from continuing employment with Buyer or the Sold Companies or their Affiliates, as the case may be; or

(C)              hire or employ or solicit the employment of, or make or extend any offer of employment to any Business Employee who is then employed by Buyer or the Sold Companies or their Affiliates, or any Person who is covered by the immediately following sentence. The restrictions of clause (C) of this Section 5.12(a)(iii) shall cease to apply to a Business Employee six (6) months after the date of termination of his or her employment with Buyer, any Sold Companies or any of their Affiliates. Nothing in clause (C) of this Section 5.12(a)(iii) shall restrict or preclude Parent, Seller or any of their respective Affiliates from making generalized searches for employees by the use of advertisements in the media (including trade media) or by engaging search firms that are not targeted at any such Business Employees so long as, subject to the fall away provision in this Section 5.12(a)(iii)(C) with respect to the terminated Business Employees, none of Parent, Seller or any of their Affiliates hire or employ any Business Employees during the two (2) year period from and after the Closing Date.

(iv)                For a period of two (2) years from and after the Closing Date, Buyer agrees that it will not, and will cause the Sold Companies and each of Buyer’s and the Sold Companies’ respective Subsidiaries (including through its and their respective officers, directors and employees) not to, directly or indirectly:

(A)             request, induce or attempt to influence to terminate his or her employment with or service to Seller or its Affiliates, as the case may be, any employee of Seller or its Affiliates that Buyer communicated with, became aware of or was introduced to in connection with the Transactions or who is first identified by employees of the Sold Companies or the Purchased Assets;

(B)              attempt to dissuade from continuing employment with Seller or its Affiliates, as the case may be, any employee of Seller or its Affiliates that Buyer communicated with, became aware of or was introduced to in connection with the Transactions or who is first identified by employees of the Sold Companies or the Purchased Assets; or

(C)              hire or employ or solicit the employment of, or make or extend any offer of employment to, any employee of Seller or its Affiliates that Buyer communicated with, became aware of or was introduced to in connection with the Transactions or who is first identified by employees of the Sold Companies or the Purchased Assets. The restrictions of clause (C) of this Section 5.12(a)(iv) shall cease to apply to an employee of Seller or its Affiliates six (6) months after the date of termination of his or her employment with Seller and its Affiliates. Nothing in clause (C) of this Section 5.12(a)(iv) shall restrict or preclude Buyer, any of the Sold Companies or any of Buyer’s or the Sold Companies’ respective Affiliates from making generalized searches for employees by the use of advertisements in the media (including trade media) or by engaging search firms that are not targeted at any such employee of Seller or its Affiliates.

(v)                The parties mutually agree that this Section 5.12(a) is reasonable in scope and duration in light of the nature, size and location of the Business and necessary to protect and preserve Buyer’s, Parent’s and Seller’s legitimate business interests and the value of the Business (including its goodwill), the Sold Interests and Parent’s and Seller’s other businesses, and to prevent any unfair advantage conferred on any party and their respective successors. It is the desire and intent of the parties that the provisions of this Section 5.12(a) be enforced to the fullest extent permissible under applicable Law.

(b)               If a court or tribunal of competent jurisdiction determines that any term or provision contained in this Section 5.12 is invalid, illegal or unenforceable, then the parties agree that the court or tribunal will have the power (but without affecting the right of Parent, Seller or Buyer to obtain the relief provided for in this Section 5.12 in any jurisdiction other than such court’s or tribunal’s jurisdiction) to reduce the scope, duration or geographic area of the term or provision, to delete specific words or phrases or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision. To the extent it may effectively do so under applicable Law, each of Buyer, on the one hand, and Parent and Seller, on the other hand, hereby waives on its own behalf and on behalf of its successors, any provision of Law which renders any provision of this Section 5.12 invalid, void or unenforceable in any respect.

(c)                Each of the parties hereto acknowledges and agrees that the remedy of indemnity payments and the other remedies at law for any breach of the requirements of this Section 5.12 would be inadequate, and agrees and consents that without intending to limit any additional remedies that may be available, temporary and permanent injunctive and other equitable relief may be granted without proof of actual damage or inadequacy of legal remedy and without the posting of a bond, in any proceeding which may be brought to enforce any of the provisions of this Section 5.12.

SECTION 5.13            Release of Guaranties. Prior to the Closing Date, Parent, Seller and Buyer shall cooperate and shall use their respective reasonable best efforts to, effective as of the Closing Date, terminate or cause to be terminated, in each case without Liability on the part of Seller or any of its Affiliates (other than the Sold Companies) (collectively, the “Seller Guarantors”), or cause Buyer or one of its Affiliates to be substituted for such Seller Guarantors in respect of all Liabilities of the Seller Guarantors under guarantees of or relating primarily to Liabilities (including under any Contract or letter of credit or relating to any Leased Real Property) of the Business and the Sold Companies to the extent listed on Schedule 5.13 (the “Guaranties”). In the event the foregoing actions are not completed by the Closing Date, then Buyer shall indemnify and hold harmless the Seller Guarantors from and against all Losses incurred by any such Person as a result of such failure and from and against any continuing Liabilities under any such Guaranties, except for losses arising from any acts or omissions of a Seller Guarantor. Seller and Buyer shall continue to cooperate and use their respective reasonable best efforts to terminate as provided above, or cause Buyer or one of its Affiliates to be substituted in all respects for the Seller Guarantors in respect of, all obligations of the Seller Guarantors under any such Guaranties, and Buyer shall (i) indemnify and hold harmless the Seller Guarantors for any Losses arising after the Closing from such Guaranties and (ii) not and shall not permit the Business, the Sold Companies, the Company or their Affiliates to (A) renew or extend the term of or (B) increase its obligations under, or transfer to another third party, any loan, lease, Contract or other obligation for which any Seller Guarantor is liable under such Guaranty unless Buyer, the Sold Companies or their respective Affiliates are substituted in all respects for the Seller Guarantors, and the Seller Guarantors are released in respect of all obligations of the Seller Guarantors, under such Guaranties. To the extent that any Seller Guarantor has performance obligations under any such Guaranty, Buyer shall use reasonable best efforts to (x) perform, or cause its Affiliates to perform, such obligations on behalf of such Seller Guarantor or (y) otherwise take such action as reasonably requested by Seller so as to put such Seller Guarantor in the same position as if Buyer or one of its Affiliates, and not such Seller Guarantor, had performed or were performing such obligations. Buyer shall not be obligated to pay any consent fee or similar payment to fulfill the obligations of Buyer under this Section 5.13. On or prior to the Closing Date, Parent and Seller shall, effective as of the Closing Date, terminate or cause to be terminated, in each case without Liability on the part of Buyer or any of its Affiliates (including the Sold Companies), the Indebtedness of the Sold Companies set forth on Section 3.15(a) of the Seller Disclosure Schedule.

SECTION 5.14            Further Assurances. Subject to Section 5.3, each of the parties hereto shall use all reasonable best efforts to take, or cause to be taken, all appropriate action, do or cause to be done all things necessary, proper or advisable under applicable Law, and execute and deliver such documents and other papers, as may be required or reasonably requested to consummate or give effect to the Transactions, including the Pre-Closing Transfers.

SECTION 5.15            Intercompany Payables and Receivables; Intercompany Debt.

(a)                To the extent permissible under applicable Law, all receivables or payables between the Sold Companies, on the one hand, and Parent or any of its Subsidiaries (other than the Sold Companies), on the other hand, other than (x) any trade accounts payables and receivables in the ordinary course of business, (y) any payables or receivables that will be transferred to a Sold Company in connection with the Pre-Closing Transfers and, as a result, will be between two or more Sold Companies following the Pre-Closing Transfers and (z) any payables or receivables that will be transferred to Seller or any of its Subsidiaries (other than the Sold Companies) in connection with the Pre-Closing Transfers and, as a result, will be between two or more of Seller and/or its Subsidiaries (other than the Sold Companies) following the Pre-Closing Transfers (such receivables and payables, the “Intercompany Payables and Receivables”), all such Intercompany Payables and Receivables shall be paid and satisfied by the party that is the obligor prior to the Effective Time; provided that any such Intercompany Payables and Receivables to be paid and satisfied prior to the Effective Time may, at Seller’s option, in lieu of such payment and satisfaction, be settled by way of deemed contributions, in the case of payables, and/or deemed dividends, in the case of receivables. Prior to the Effective Time, to the extent possible and permissible under applicable Law, net cash of the Sold Companies may be distributed under the form of capital reductions or dividends or may be lent to other Sold Companies that would otherwise be in a borrowing position vis-à-vis Seller or any of its Subsidiaries (other than the Sold Companies) or may be otherwise removed from any Sold Company pursuant to Section 5.15(c).

(b)               To the extent permissible under applicable Law, to the extent that there is Indebtedness (i) owed by any of the Sold Companies to Parent or any of its Subsidiaries (other than the Sold Companies) or (ii) owed by Parent or any of its Subsidiaries (other than the Sold Companies) to any of the Sold Companies (the “Intercompany Indebtedness”), all such Intercompany Indebtedness (including any interest in respect thereof) shall be paid and satisfied by the party that is the obligor thereof prior to the Effective Time.

(c)                Prior to the Effective Time, Seller may, in its sole discretion, cause Cash of each Sold Company to be removed from such Sold Company by means of a dividend to Seller or any of its Subsidiaries (other than the Sold Companies) to the extent permissible under applicable Law.

SECTION 5.16            Shared Contracts. To the extent that any Contract (other than Contracts set forth on Schedule 5.16) that is a Purchased Asset, or to which any Sold Company is a party, contains any right or obligation that relates to any business of Parent or any of its Subsidiaries (other than the Sold Companies) other than the Business, including any right of the counterparty to set-off amounts owed to the Business or the Sold Companies against amounts owed to such counterparty by Parent or any of its Subsidiaries (other than the Sold Companies) with respect to any of their businesses other than the Business, Parent, Seller and Buyer shall use their reasonable best efforts, including cooperating with the other party, to amend, modify or split such Contract such that the rights or obligations of such Contract to which such Sold Company is a party relate only to the Business or otherwise terminate or eliminate any such obligations prior to the Closing, or if not completed prior to Closing, as promptly as practicable thereafter. Seller shall indemnify and hold harmless Buyer and its Affiliates (including the Sold Companies) from and against all Losses arising out of, relating to or resulting from any such Contract to which any Sold Company is a party to the extent such Losses arise out of, relate to or result from any business of Parent or any of its Subsidiaries (other than the Sold Companies) other than the Business. Buyer shall indemnify and hold harmless Seller and its Affiliates from and against all Losses arising out of, relating to or resulting from any such Contract to which any Sold Company is a party to the extent such Losses arise out of, relate to or result from the Business.

SECTION 5.17            Expenses; Transfer Taxes.

(a)                Whether or not the Closing takes place, and except as otherwise specified in this Agreement, all costs and expenses incurred in connection with this Agreement and the Closing Agreements and the Transactions shall be paid by the party incurring such expense; provided, that Seller shall be responsible for the costs and expenses, if any, incurred by the Sold Companies prior to Closing in connection with this Agreement and the Closing Agreements and the Transactions.

(b)               All Transfer Taxes applicable to the conveyance and transfer from Seller to Buyer of the Sold Interests, the Sold Companies or the Purchased Assets and any other transfer or documentary Taxes in connection therewith shall be borne 50% by Buyer and 50% by Seller.

SECTION 5.18            Directors’ and Officers’ Indemnification.

(a)                From and after the Closing, Buyer shall, and shall cause the Sold Companies to, (i) indemnify and hold harmless, all past and present directors and officers of the Sold Companies (collectively, the “D&O Indemnified Parties”) against any Liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to the fact that such D&O Indemnified Party is or was a director or officer of any of the Sold Companies or is or was serving at the request of any of the Sold Companies as a director or officer of any other corporation, limited liability company, partnership, joint venture, trust or other business or non-profit enterprise whether asserted or claimed prior to, at or after the Closing (including with respect to acts or omissions occurring in connection with this Agreement and the consummation of the Transactions), and provide advancement of expenses to the D&O Indemnified Parties (within ten (10) days of receipt by Buyer or any of the Sold Companies from a D&O Indemnified Party of a request therefor), in all such cases to the same extent that such Persons are indemnified or have the right to advancement of expenses as of the date of this Agreement by the Sold Companies pursuant to the Sold Companies’ certificates of incorporation, bylaws, other comparable organizational documents and indemnification agreements, if any, in existence on the date hereof and (ii) without limitation to clause (i), to the fullest extent permitted by applicable Law, include and cause to be maintained in effect in the Sold Companies’ (or any of their successors’) certificates of incorporation, bylaws and other comparable organizational documents for a period of six (6) years after the Closing, the current provisions regarding elimination of Liability of directors, and indemnification of and advancement of expenses to directors and officers of the Sold Companies, contained in the certificates of incorporation, bylaws and other comparable organizational documents of the Sold Companies.

(b)               Seller shall, at its sole cost and expense, purchase and maintain in effect beginning on the Closing Date and for a period of six (6) years thereafter without any lapses in coverage, a “tail” policy providing comparable directors’ and officers’ liability insurance coverage for the benefit of those Persons who are covered by any Sold Company’s directors’ and officers’ liability insurance policies as of the date hereof with respect to matters occurring prior to the Closing. Buyer shall reimburse Seller for up to $200,000 of such “tail” policy purchased pursuant to this Section 5.18(b).

(c)                The rights of the D&O Indemnified Parties under this Section 5.18 shall be in addition to any rights such D&O Indemnified Parties may have under the certificates of incorporation or bylaws of the Sold Companies, or under any applicable Contracts or Laws, and Buyer shall, and shall cause the Sold Companies to, honor and perform under all indemnification agreements entered into by the Sold Companies prior to the date hereof and set forth on Schedule 5.18(c).

SECTION 5.19            Post-Closing Access; Document Retention; Certain Litigation.

(a)                From and after the Closing until the 7th anniversary of the Closing Date, upon reasonable notice, Buyer shall, and shall cause the Sold Companies to, furnish or cause to be furnished to Parent, Seller and their respective employees, counsel, auditors, other Representatives and advisors reasonable access (including the ability to make copies), during normal business hours, to such officers, management, employees, advisors, Representatives, properties, Business Records and books and records relating to the Sold Companies or the Business as is reasonably necessary for any reasonable purpose, including (i) financial reporting, Tax and accounting matters, (ii) defense or prosecution of any Proceeding and (iii) any other matter relating to or resulting from this Agreement or the Transactions. Notwithstanding the foregoing or any other provision of this Agreement, neither Buyer nor any of its Affiliates is under any obligation to supply or disclose to Parent or Seller any information the disclosure of which Buyer believes in good faith would be reasonably likely to (I) jeopardize any attorney-client privilege or (II) violate any applicable Law or any confidentiality obligation of Buyer set forth in a Contract; provided, however, that Buyer shall, and shall cause its Affiliates to, cooperate with Parent and Seller use reasonable best efforts to design and implement alternative disclosure arrangements and, to the extent available, use such alternative disclosure arrangements to provide information, documents and access to Buyer and its Representatives in a manner that would not violate applicable Law, violate the confidentiality obligations of any Contract or cause the loss of attorney-client privilege with respect thereto. Without limiting the generality of the foregoing, Buyer shall and shall cause the Sold Companies to reasonably cooperate with Seller, its Affiliates and their counsel in connection with the prosecution, contest or defenses of any Proceedings, including making available its personnel and providing such testimony as shall be reasonably necessary in connection with such prosecution, contest or defense.

(b)               Buyer acknowledges and agrees that Seller and its Affiliates shall have the right to retain copies of all properties and books and records relating to the Sold Companies or the Business relating to periods ending on or prior to the Closing Date to the extent (i) required by any Governmental Authority, including pursuant to any applicable Law or regulatory request or for purposes of preparing or filing any Tax Return or participating in an audit or other proceeding with respect to Taxes or (ii) necessary for Seller or its Affiliates to perform their respective obligations pursuant to this Agreement or any of the Closing Agreements, in each case subject to compliance with all applicable privacy Laws.

(c)                Except as otherwise provided pursuant to Section 5.5 hereunder with respect to Tax matters and Tax records, Buyer shall, and shall cause the Sold Companies to, retain all books and records and other documents pertaining to the Sold Companies or the Business which is in existence on the Closing Date for a period of seven (7) years following the Closing or such longer period as retention is required by applicable Law. No such books and records or other documents shall be destroyed or disposed of during such seven (7) year period without first advising Seller in writing and giving Seller a reasonable opportunity to obtain possession (or copies) thereof.

SECTION 5.20            Certain Payments.

(a)                Each of Parent and Seller shall promptly pay or deliver to Buyer (or its designee) any monies or checks which have been sent to Parent, Seller or any of their respective Subsidiaries after the Closing Date by customers, suppliers or other contracting parties of the Business and which should have been sent to Buyer, the Sold Companies or one of their respective Subsidiaries. Each of Parent and Seller agrees that Buyer has the right and authority to endorse, without recourse, any check or other evidence of indebtedness received by Buyer in respect of any accounts receivable, notes receivable or other receivables arising from the operation of the Business prior to the Closing. Parent and/or Seller shall furnish Buyer with such evidence of this authority as Buyer may reasonably request.

(b)               Buyer shall promptly pay or deliver to Seller (or its designee) any monies or checks which have been sent after the Closing Date to Buyer or any of its Subsidiaries to the extent they are not due to the Business which should have been sent to Seller or one of its Affiliates (other than the Sold Companies) (including promptly forwarding invoices or similar documentation to Seller).

SECTION 5.21            Insurance. The parties agree that the Sold Companies shall not have the benefit of or access to any insurance policies of Seller or its Affiliates, including the self-insurance programs maintained by Seller or any of its Affiliates.

SECTION 5.22            Notification of Certain Matters. Each of Parent and Seller, on the one hand, and Buyer, on the other hand, shall promptly notify the other party of:

(a)                any notice or other communication from any Governmental Authority in connection with the Transactions; and

(b)               any inaccuracy of any representation or warranty in contained this Agreement of such party of which it obtains knowledge that would cause the conditions set forth in Section 6.1 (in the case of Buyer) or Section 7.1 (in the case of Parent and Seller) not to be satisfied;

provided that no such notification, nor the obligation to make such notification, shall affect any representation, warranty, covenant or indemnification right or obligation of any party.

SECTION 5.23            Waiver of Conflicts Regarding Representation; Nonassertion of Attorney-Client Privilege.

(a)                Buyer waives and shall not assert, and agrees to cause its Affiliates (including, after the Closing, the Sold Companies) to waive and not to assert, any conflict of interest arising out of or relating to the representation, after the Closing (the “Post-Closing Representation”), of Seller or any of its Affiliates or any shareholder, officer, employee or director of Seller or any of its Affiliates (any such Person, a “Designated Person”) in any matter involving this Agreement, the Closing Agreements or the Transactions, by Simpson Thacher & Bartlett LLP (“STB”) in its capacity as legal counsel currently representing Seller or any of its Affiliates in connection with this Agreement, the Closing Agreements and the Transactions (the “Current Representation”).

(b)               Buyer waives and shall not assert, and agrees to cause its Affiliates (including, after the Closing, the Sold Companies) to waive and to not assert, any attorney-client privilege solely to the extent inherited as a result of the Transactions or the Closing Agreements with respect to any communication between STB and any Designated Person occurring during the Current Representation prior to the Closing Date in connection with any Post-Closing Representation, including in connection with a dispute with Buyer or any of its Affiliates, and following the Closing, with the Sold Companies, it being the intention of the parties hereto that all such rights to such attorney-client privilege and to control such attorney-client privilege shall be retained by Seller; provided that the foregoing waiver and acknowledgement of retention shall not extend to any communication not involving this Agreement or the Closing Agreements, the Transactions, or to communications with any Person other than the Designated Persons and their advisers or to any privilege otherwise held by Buyer irrespective of the Transactions or the Closing Agreements.

(c)                Buyer agrees to take, and to cause their respective Affiliates to take, all steps reasonably necessary to implement the intent of this Section 5.23.

SECTION 5.24            Intellectual Property Matters.

(a)                Following the Closing Date, Buyer shall, and shall cause the Sold Companies to: (i) use reasonable best efforts to, as promptly as practicable, and in any event within forty-five (45) days shall, file to change all corporate, d/b/a, trade and similar name registrations and applications to names that do not include the Seller Marks and diligently prosecute such name changes thereafter; (ii) use reasonable best efforts to, as promptly as practicable, and in any event within thirty (30) days shall, remove the Seller Marks from all websites, social and mobile media or other digital content in their possession or control that are visible to third Persons; (iii) use reasonable best efforts to, as promptly as practicable, and in any event within one hundred twenty (120) days shall, remove, strike over or otherwise obliterate all Seller Marks from all physical assets, content and materials in any media in their possession or control that are visible to third Persons; and (iv) in the next replacement cycle in the ordinary course of business, remove the Seller Marks from all other physical assets, content and materials in any media in their possession or control. Seller hereby grants to the Sold Companies a royalty-free, fully paid-up, non-exclusive, non-sublicensable, non-assignable, limited right and license to use the Seller Marks solely (a) for the above time periods and purposes (b) in a manner consistent with past practice and transitional “phase out” use, and (c) in connection with goods and services maintaining quality standards at least as high as those in effect as of the Closing Date.

(b)               Effective as of the Closing Date, each of Parent and Seller hereby grants to the Sold Companies a perpetual, paid-up, non-exclusive license to use and exploit all rights under any Intellectual Property (other than Trademarks) that is (i) owned by Parent, Seller and/or their respective Affiliates (other than the Sold Companies) as of the Closing Date and (ii) used in connection with the Business as of the Closing Date, in connection with the current and future conduct of the Business. Effective as of the Closing Date, Buyer hereby grants to Seller a perpetual, paid-up, non-exclusive license to use and exploit all rights under any Intellectual Property (other than Trademarks) that is (x) owned by the Parent, Seller or their respective Affiliates as of the Closing Date and (y) used in the businesses of Parent, Seller and/or their Affiliates (other than the Business) as of the Closing Date, in connection with the current and future conduct of such businesses. Each licensed party herein may sublicense its license to its Affiliates and its and their respective vendors, service providers, distributors, customers and end-users in connection with such party and its Affiliates’ operation of their licensed businesses, but not for any unrelated use by such persons. Each licensed party may assign its license herein, in whole or in part, in connection with the sale or transfer of any business to which such license relates (or any entity owning same), provided that no acquirer may extend such license to its other businesses or Affiliates.

SECTION 5.25            Compliance with Export and Import Regulations. Buyer shall use reasonable best efforts to obtain, and each of Parent and Seller shall use its reasonable best efforts to assist Buyer in obtaining (at Buyer’s expense), all ITAR registrations required to operate the Business, and upon acknowledgement of registration changes, request transfer of all applicable ITAR export authorizations. Buyer shall use reasonable best efforts to transfer, and each of Parent and Seller shall use its reasonable best efforts to assist Buyer in transferring (at Buyer’s expense), all required ITAR licenses and other authorizations necessary to operate the Business as promptly as practicable following the Closing. Buyer shall use its reasonable best efforts to obtain, and each of Parent and Seller shall use its reasonable best efforts to assist Buyer in obtaining (at Buyer’s expense), all customs bonds, and Buyer shall use its reasonable best efforts to transfer, and each of Parent and Seller shall use its reasonable best efforts to assist Buyer in transferring (at Buyer’s expense), dual use goods licenses and other similar export or import registrations and licenses necessary to operate the Business (other than ITAR registrations and licenses, which shall be governed by the immediately preceding sentence) as promptly as practicable following the Closing.

SECTION 5.26            Exclusivity.

(a)                Prior to the Closing, neither Parent nor Seller shall, and shall each cause their respective Subsidiaries (including the Sold Companies) and direct their respective Representatives not to, directly or indirectly, (i) submit, solicit, initiate, discuss, encourage, negotiate, authorize, recommend, propose or enter into any transaction involving a merger, consolidation, business combination, purchase or disposition of the Business or any material amount of the assets of the Sold Companies or any capital stock or other ownership interests of any Sold Company, other than the Transactions (any proposal regarding such a transaction, an “Acquisition Proposal”); (ii) furnish or cause to be furnished, to any Person, any information concerning the business, operations, properties or assets of the Sold Companies in connection with an Acquisition Proposal; (iii) respond to any inquiry made by any Person concerning any such Acquisition Proposal, except to advise such Person that a prospective buyer has been granted an exclusive right to acquire the Sold Companies (without identifying the buyer or any other terms of this Agreement); (iv) otherwise cooperate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt by any other Person to do or seek any of the foregoing; or (v) enter into any Contract or accept any offer relating to any Acquisition Proposal or consummate any reorganization, liquidation, dissolution or initial public offering.

(b)               Each of Parent and Seller shall, and shall cause their respective Subsidiaries (including the Sold Companies to) and shall direct their respective Representatives to, immediately cease and cause to be terminated any existing discussions or negotiations with any Persons (other than Buyer) conducted heretofore with respect to any Acquisition Proposal. Each of Parent, Seller and the Sold Companies agree not to release any third party from confidentiality and standstill provisions of any agreement to which the Sold Companies are a party.

SECTION 5.27            Pre-Closing Transfers. Prior to Closing, Parent and Seller will use reasonable best efforts to (and to cause their respective Affiliates to) complete the Pre-Closing Transfers on the terms described in Exhibit B, including providing to Buyer an execution copy (including exhibits and attachments) prior to the execution thereof in a form reasonably acceptable to Buyer, consistent with the terms of the Transaction Documents.

SECTION 5.28            Financing.

(a)                Buyer shall, and shall cause its Subsidiaries to, and shall use reasonable best efforts to cause its Affiliates (other than its Subsidiaries) to, take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable to arrange, obtain and consummate the Financing on the terms and conditions described in the Commitment Letters (including the “market flex” provisions set forth in the Fee Letter) as promptly as reasonably practicable following the date hereof, including to: (i) maintain in effect the Commitment Letters on the terms and conditions contained therein (including, to the extent the same are exercised, the “market flex” provisions set forth in the Fee Letter) until the transactions contemplated by this Agreement are consummated (it being understood that the Debt Commitment Letter may be replaced, amended, restated, amended and restated, supplemented or otherwise modified from time to time as provided below); (ii) negotiate and enter into definitive agreements with respect thereto on the terms and conditions contained therein (including, to the extent the same are exercised, the “market flex” provisions set forth in the Fee Letter) or on other terms in the aggregate not less favorable; (iii) comply with their respective obligations under the Commitment Letter and satisfy on a timely basis (or obtain a waiver of) all conditions in the Commitment Letter; (iv) cause its senior management as well as appropriate Representatives of Guarantor and its Affiliates, if applicable, to cooperate with the marketing and/or syndication efforts of the Debt Financing Sources for all of the Debt Financing; (v) timely prepare the necessary offering circulars, private placement memoranda, bank information memoranda or other offering documents or marketing materials with respect to the Financing; (vi) commence the marketing and/or syndication activities contemplated by the Debt Commitment Letter as promptly as practicable; (vii) enforce its rights under the Commitment Letters and (viii) consummate the Financing at or prior to the Closing, including by causing the Debt Financing Sources to fund the Debt Financing at the Closing. Any breach by Buyer of any Debt Document (as defined below) shall be deemed to be a breach by Buyer of this Section 5.28(a).

(b)               Buyer shall not, and shall cause its Affiliates not to, permit any material amendment, restatement, supplementation or modification to be made to, or any termination, rescission or withdrawal of, or any material waiver of any provision or remedy under, or assignment of the Debt Commitment Letter or the definitive agreements with respect thereto (such definitive agreements related to the Debt Financing, collectively, with the Debt Commitment Letter, the “Debt Documents”) or the Fee Letter, including any amendment, restatement, supplementation, modification or waiver that (individually or in the aggregate with any other amendments, restatements, supplementations, modifications or waivers) would reasonably be expected to (x) reduce the aggregate amount of the Debt Financing under any Debt Document (including by changing the amount of fees to be paid or original issue discount thereof) unless there is a corresponding increase in the Equity Financing, or (y) impose any new or additional conditions or contingencies, or otherwise amend, modify or expand any condition, to the receipt of any portion of the Debt Financing in a manner that would reasonably be expected to (I) delay or prevent the Closing, (II) make the funding of any portion of the Debt Financing (or satisfaction of any condition to obtaining any portion of the Debt Financing) less likely to occur or (III) adversely impact the ability of Buyer to enforce its rights against any other party to any Debt Document, the ability of Buyer to consummate the transactions contemplated hereby or the likelihood of the consummation of the transactions contemplated hereby. In addition to the foregoing, Buyer shall not release or consent to the termination of the Debt Commitment Letter; provided, however, that, notwithstanding the foregoing, Buyer may modify, restate, supplement, amend or amend and restate the Debt Commitment Letter to add lenders, lead arrangers, bookrunners, syndication agents, co-agents, other agents or similar entities that have not executed the Debt Commitment Letter as of the date hereof or to increase the amount of funds available thereunder. Buyer shall promptly deliver copies of any amendment, restatements, supplementation, modification or waiver of the Debt Commitment Letter to Seller. Buyer will fully pay, or cause to be fully paid, all commitment or other fees arising pursuant to the Debt Commitment Letter as and when they become due. If any portion of the Debt Financing becomes unavailable on the terms and conditions contemplated in the Debt Commitment Letter (including the “market flex” provisions set forth in the Fee Letter) and such portion is required to consummate the transactions contemplated by this Agreement on or prior to the Closing Date, or if Buyer reasonably determines that such funds may become unavailable to Buyer on the terms and conditions set forth therein, Buyer shall as promptly as reasonably practicable following the occurrence of such event: (i) notify Seller in writing thereof; (ii) use reasonable best efforts to obtain an amount equal to such portion of the Debt Financing from alternative debt financing sources on terms and conditions not materially less favorable to Buyer (or its Affiliates), taken as a whole, than as contemplated by the Debt Commitment Letter (taking into account the “market flex” provisions set forth in the Fee Letter) in an amount at least equal to the Debt Financing or such unavailable portion thereof, as the case may be; and (iii) use reasonable best efforts to obtain a new financing commitment letter that provides for such alternative financing and, promptly after execution thereof, deliver to Seller true and complete copies of the new commitment letter and the related fee letters (provided, however, that the fee amounts, pricing caps and other economic terms, and the rates and amounts included in the “market flex” provisions (but not covenants), may be redacted, none of which redacted provisions would adversely affect the conditionality or aggregate principal amount of the Financing) and related definitive financing documents with respect to such alternative financing.

(c)                Buyer shall, as promptly as reasonably practicable after obtaining knowledge thereof, give Seller written notice of any: (i) breach or default (or any event or circumstance that, with or without notice, lapse of time or both, would reasonably be expected to result in breach or default) related to the Financing by any party to the Commitment Letters of which Buyer becomes aware; (ii) if and when Buyer becomes aware that any portion of the Financing contemplated by any Commitment Letters may not be available for the financing purposes; (iii) of the receipt of any written notice or other written communication from any Person with respect to any (1) actual or potential breach, default, termination or repudiation by any party to any Commitment Letter or other Debt Document or (2) material dispute or disagreement between or among any parties to any Commitment Letter or other Debt Document (but excluding, for the avoidance of doubt, any ordinary course negotiations with respect to the terms of the Financing or Debt Documents); (iv) of any expiration or termination of any Commitment Letter or other Debt Document; or (v) any change, circumstance or event which causes Buyer to believe in good faith that it shall not be able to timely obtain all or any material portion of the Financing in the amounts or from the sources contemplated by the Commitment Letters (and that Buyer will not be able to obtain acceptable alternate financing). Buyer shall keep Seller informed on a reasonably current basis upon request by Seller of the status of its efforts to arrange the Financing contemplated by the Commitment Letters, including providing copies of all definitive agreements related to the Financing to the extent requested by Seller.

(d)               For the purposes of this Agreement, the definitions of “Debt Commitment Letter,” “Debt Financing” and “Financing” include the Debt Commitment Letter and any document related thereto as the same may be amended, waived, modified or replaced pursuant to this Section 5.28.

SECTION 5.29            Financing Cooperation.

(a)                Prior to the Closing, each of Parent and Seller shall use its commercially reasonable efforts, and each of Parent and Seller shall cause the Sold Companies to use their commercially reasonable efforts to provide, to the extent within their applicable control, Buyer, such customary cooperation reasonably requested by Buyer, at Buyer’s sole expense, in connection with the Debt Financing (provided, however, that such requests shall not unreasonably interfere with the ongoing operations of Parent, Seller and the Sold Companies), including using commercially reasonable efforts with respect to the following: (i) furnishing Buyer with such financial information set forth in items 3 and 4 of Exhibit D to the Debt Commitment Letter (the “Required Financial Information”) and other customary financial information as reasonably requested by Buyer to enable Buyer to prepare pro forma financial statements, in each case, to the extent customary and reasonably required pursuant to such Debt Financing and to the extent reasonably available; (ii) causing the Business’s and Sold Companies’ management teams, with appropriate seniority and expertise, at reasonable times and upon reasonable notice, to participate in a limited number of meetings, conference calls, drafting sessions, due diligence sessions and similar presentations to and with the Debt Financing Sources and rating agencies; (iii)(A) assisting with the preparation of customary rating agency presentations, bank information memoranda and other customary marketing and syndication materials required or reasonably requested by the Debt Financing Sources in connection with the Debt Financing; provided, however, that any such customary marketing and syndication materials shall contain disclosure and pro forma financial statements reflecting Buyer as the obligor; and (B) executing and delivering customary authorization letters relating to the Debt Financing; (iv) (A) to assist in the preparation and negotiation of definitive financing documentation and the schedules and exhibits thereto (including loan agreements, guarantees, collateral agreements, and customary officer’s and other closing certificates) as may reasonably be requested, including obtaining surveys, environmental assessments, title insurance, landlord estoppel letters, consents and similar items as may be reasonably requested by Buyer and the Debt Financing Sources, and establishing bank and other accounts and blocked account agreements and lock-box arrangements to the extent necessary in connection with the Debt Financing; and (B) to facilitate the pledging of collateral, it being understood that such documents will not take effect until the Closing and cooperating with customary field examinations and collateral audits and appraisals; (v) obtaining the fully executed pay-off letters and any related releases of Encumbrances, terminations and instruments of discharge (including UCC termination statements); (vi) obtaining owner’s policies of title insurance for the Owned Real Property (at Buyer’s sole cost and expense), including delivery to the title company of customary title affidavits, transfer documentation, certificates and other documentation executed by Seller and/or the applicable Sold Company as is reasonably necessary for the title company to issue the title insurance policies insuring title in accordance with the terms of this Agreement, provided in no event shall any such deliveries increase the obligations or liabilities of Seller or any applicable Sold Company under this Agreement; and (vii) furnishing Buyer promptly, and in any event no later than four (4) Business Days prior to the Closing Date, with all documentation and other information required by regulatory authorities under applicable “know your customer” and anti-money laundering rules and regulations, including the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, as amended, that has been reasonably requested by Buyer in writing, at least nine (9) calendar days prior to the Closing Date. Subject to Buyer’s indemnification obligations under this Section 5.29, each of Parent and Seller hereby consents to the use of the Business’s and Sold Companies’ logos in connection with the Debt Financing; provided, however, that such logos are used solely in a manner that is neither intended, nor reasonably likely, to harm or disparage Parent or Seller or the reputation or goodwill of Parent or Seller and their marks.

(b)               Buyer shall: (i) promptly reimburse Parent, Seller and any of their Affiliates and Representatives for all of the documented out-of-pocket costs and expenses (including attorneys’ fees) incurred by Parent, Seller and any of their Affiliates and Representatives in connection with this Section 5.29; and (ii) indemnify and hold harmless Parent, Seller and any of their Affiliates and Representatives from and against all Losses suffered or incurred by any of them in connection with (x) the arrangement of the Financing and any information used in connection therewith, including providing the cooperation contemplated by this Section 5.29 and (y) any misuse of the logos or marks of Parent or Seller.

(c)                Notwithstanding anything in this Agreement to the contrary (including this Section 5.29), none of Parent, Seller or their Affiliates or Representatives shall: (i) be required to pay any commitment or other fee or reimburse any expenses in connection with the Financing; (ii) be required to incur any Liability for which it has not received prior reimbursement or is not otherwise indemnified by or on behalf of Buyer or give any indemnity in connection with the Financing; (iii) be required to take any action that would require any director, officer or employee of Parent, Seller or any Sold Company to execute, or be required to enter into, any document, agreement, certificate or instrument (other than with respect to any authorization letter described in this Section 5.29) in connection with the Financing except as may be effective at or after the Closing; (iv) be required to take any action in connection with the Financing that would unreasonably interfere with the ongoing business or operation of Parent, Seller or any of their Affiliates or Representatives; provided, that Parent, Seller or any Affiliate or Representative of Parent or Seller shall provide notice to Buyer and the Debt Financing Sources promptly upon obtaining knowledge that any such cooperation is being withheld and shall use commercially reasonable efforts to resolve such interference in order to permit the provision of such cooperation; (v) result in Parent, Seller or any of their Affiliates incurring any Liability with respect to the matters relating to the Financing or cause any director, officer or employee of Parent, Seller or any Sold Company to incur any personal liability in connection with the Financing; (vi) provide in connection with the Debt Financing any information the disclosure of which is prohibited or restricted under Law or is legally privileged; provided, that Parent, Seller or any Affiliate or Representative of Parent or Seller shall provide notice to Buyer and the Debt Financing Sources promptly upon obtaining knowledge that any such cooperation is being withheld and shall use commercially reasonable efforts to resolve such prohibition or restriction in order to permit the provision of such cooperation; (vii) the pre-Closing board of directors or board of managers of Parent, Seller and the directors, managers and general partners of the Sold Companies shall not be required to adopt resolutions approving the agreements, documents and instruments pursuant to which the Debt Financing is obtained, (viii) none of Parent, Seller or any Sold Company shall be required to take any corporate actions that are not conditioned upon the Closing to permit the consummation of the Debt Financing, and (ix) none of Parent, Seller or any Sold Company shall be required to provide, and Buyer shall be solely responsible for, (1) the preparation of pro forma financial information, including pro forma cost savings, synergies, capitalization or other pro forma adjustments desired to be incorporated into any pro forma financial information, (2) any description of all or any component of the Debt Financing, including any such description to be included in any liquidity or capital resources disclosure or any “description of notes”, (3) projections, risk factors or other forward-looking statements relating to all or any component of the Debt Financing, (4) subsidiary financial statements or any other information of the type required by Rule 3-09, Rule 3-10 or Rule 3-16 of Regulation S-X, (5) Compensation Disclosure and Analysis required by Item 402(b) of Regulation S-K, or (6) any solvency certificate or similar certification or representation. Notwithstanding anything in this Agreement to the contrary, none of Parent, Seller or any of their Affiliates or Representatives shall be required to incur or have any Losses with respect to the Financing or any marketing materials, presentations or disclosure documents in connection therewith.

SECTION 5.30            Lease Transfers. Prior to Closing, each of Parent and Seller will use commercially reasonable efforts to, and to cause its Affiliates to, transfer and assign to the Sold Companies the leases of real property set forth in Schedule 5.30. Within 10 calendar days of the date hereof, Seller shall notify Buyer if Seller determines that any of the leases set forth on Schedule 5.30 cannot be transferred or assigned to a Sold Company without the consent of a third party.

SECTION 5.31            Insurance Matters.SECTION 5.32

(a)                Prior to the date hereof, Parent has maintained insurance policies for benefit of itself, and its Affiliates covering certain liabilities relating to claims arising out of occurrences or acts occurring on or prior to the Closing Date (the “Insurance Coverage”). For a period of one year following the Closing Date, Parent agrees to take such actions as may be reasonably necessary to maintain Insurance Coverage after the Closing Date for the benefit of Buyer and not to voluntarily relinquish or terminate policies providing Insurance Coverage if doing so would adversely affect the availability of such Insurance Coverage. The availability of Insurance Coverage with respect to any Insurance Coverage Claim shall be subject in all respects to Parent’s applicable deductibles, retention and similar limits. To the extent that any claim arising out of any act, omission, occurrence, fact or circumstance existing or occurring on or prior to the Closing Date is made against Buyer and the Insurance Coverage by its terms applies to such claim (any such claim, an “Insurance Coverage Claim”), upon Buyer’s request, Parent shall submit such Insurance Coverage Claim upon becoming aware thereof to the insurer under the applicable insurance policy for potential payment and shall use reasonable best efforts to obtain the maximum recovery from the provider of the related Insurance Coverage. In addition, Parent agrees to cooperate with Buyer to make the benefits of the Insurance Coverage available to Buyer (subject to the terms and conditions of such Insurance Coverage) and continue, from and after the Closing Date, to process such Insurance Coverage Claims in the ordinary course of business in substantially the same manner as similar claims were processed prior to the Closing Date. In the event that Parent receives any proceeds of the Insurance Coverage with respect to any Insurance Coverage Claims thereunder and such claim has been paid by Buyer, Parent shall, or shall cause one if its Subsidiaries, to, promptly pay or reimburse Buyer with respect to the amount so paid by Buyer in accordance with this Section 5.31.

(b)               Buyer acknowledges that effective as of the Closing Date, Parent intends to remove the Sold Companies, the assets of the Sold Companies and the Purchased Assets from the Insurance Coverage to the extent that the Insurance Coverage relates to any occurrences arising at any time after the Closing Date. Accordingly, Buyer acknowledges that no Insurance Coverage shall be available to Buyer with respect to any injury, loss or damage that Buyer or any third party may suffer as a result of any act, omission, occurrence, fact or circumstance occurring with respect to any period after the Closing Date, and no assurance or representation is made or implied as to the availability of Insurance Coverage with respect to matters existing on or before Closing.

SECTION 5.32            UAE Arrangement. Notwithstanding anything in this Agreement to the contrary, the parties acknowledge and agree that:

(a)                Following the date of this Agreement, the Business or Parent or a Subsidiary of Parent (including the Sold Companies), on behalf of the Business, is expected to submit a Government Bid with respect to the matter set forth on Schedule 5.32 (the “UAE Contract”), which may be awarded prior to, on or after the Closing Date. If the UAE Contract is awarded to the Business or Parent or a Subsidiary of Parent (including any of the Sold Companies), on behalf of the Business, Parent shall be entitled to, and Buyer shall (or shall cause its Subsidiaries to) pay to Parent an amount (“UAE Royalties”) equal to five percent (5%) of all gross revenues (calculated in accordance with GAAP and consistent with current accounting practices) paid to or on behalf of Buyer or its Subsidiaries (or accrued, to the extent that Buyer or its Subsidiaries elect to defer payments thereunder) under the UAE Contract with respect to each year within the initial five (5) year term of the UAE Contract (the “UAE Royalties Period”); provided, that the amount payable with respect to any period shall not exceed the Applicable Cap. “Applicable Cap” means, with respect to any period as to which payment hereunder is required, the following percentage of EBIT under the UAE Contract: thirty-three percent (33%) during the UAE Royalties Period. “EBIT” means earnings before interest and taxes, calculated in accordance with GAAP and consistent with current accounting practices.

(b)               Buyer shall be reasonably consulted with respect to all material aspects of any proposed Government Bid for the UAE Contract. Parent and Seller shall, and shall cause their respective Subsidiaries (including, prior to Closing, the Sold Companies) to, provide Buyer with reasonable access to all material information regarding, and reasonable support in reviewing, any proposed Government Bid for the UAE Contract. The parties agree that the officers of the Sold Companies shall have primary responsibility for, and shall take the lead in, scheduling and conducting any meeting or negotiation and defining the material terms thereof with respect to the UAE Contract; provided, that, Parent agrees to, and to cause its Subsidiaries (including the Sold Companies) to, consult with the Buyer reasonably in advance of taking any such action. The parties agree that, to the extent reasonably practicable and legally permissible, one of the Sold Companies shall be the Person that (i) submits any Government Bid with respect to the UAE Contract, and (ii) executes the UAE Contract on behalf of the Business (if the UAE Contract is awarded to the Business or Parent or a Subsidiary of Parent, on behalf of the Business). The terms of the final submission of any Government Bid for the UAE Contract and, if such Government Bid is successful, the terms of the definitive UAE Contract, will be subject to the prior review and approval of Buyer, such consent not to be unreasonably conditioned, withheld or delayed.

(c)                Buyer shall pay the UAE Royalties to Parent on a quarterly basis, with (i) the first payment thereof being due and payable within sixty (60) days following the end of the first calendar quarter in which gross revenues (calculated in accordance with GAAP and consistent with current accounting practices) are received by Buyer or its Subsidiaries (or accrued as contemplated in Section 5.32 (a) above) pursuant to the UAE Contract and (ii) subsequent UAE Royalties payments being due and payable within sixty (60) days following the end of each calendar quarter thereafter during which gross revenues (calculated in accordance with GAAP and consistent with current accounting practices) in respect of the UAE Royalties Period are received by Buyer or its Subsidiaries (or accrued as contemplated in Section 5.32(a) above).

(d)               If the aggregate UAE Royalties paid for any calendar year during the UAE Royalties Period are greater than the lesser of (i) five percent (5%) of all gross revenues (calculated in accordance with GAAP and consistent with current accounting practices) paid to or on behalf of Buyer or its Subsidiaries (or accrued, to the extent that Buyer or its Subsidiaries elect to defer payments thereunder) under the UAE Contract with respect to such year, and (ii) the Applicable Cap (such lesser amount, the “Correct Royalty”), then Parent or Seller shall pay Buyer (to such account designated by Buyer) within fifteen (15) Business Days after the later of (1) the date of the final payment with respect to such calendar year during the UAE Royalties Period, and (2) the date Buyer provides written notice of a required payment under this Section 5.32(d), by wire transfer of immediately available funds in dollars, free and clear of any withholdings or other deductions, an amount in cash equal to (w) the aggregate UAE Royalties paid for such calendar year minus (x) the Correct Royalty (such amount, the “Excess Amount”); provided, that, if Buyer would otherwise be entitled to an Excess Amount payment, then Buyer may, at its option, satisfy such amount by setting off all or any portion of the Excess Amount against payment of any UAE Royalties to Seller for the final quarter of the applicable calendar year. If the aggregate UAE Royalties paid for any calendar year during the UAE Royalties Period are less than the Correct Royalty, then Buyer shall pay Seller (to such account designated by Seller) within fifteen (15) Business Days of the date of the final payment with respect to such calendar year during the UAE Royalties Period, by wire transfer of immediately available funds in dollars, free and clear of any withholdings or other deductions, an amount in cash equal to (y) the Correct Royalty minus (z) the aggregate UAE Royalties paid for such calendar year.

(e)                If requested by Parent at least 5 Business Days prior to the end of any calendar quarter during the term of the UAE Royalties Period, Buyer shall provide to Parent within thirty (30) days following the end of such calendar quarter Buyer’s good faith estimate of the UAE Royalties under the UAE Contract with respect to such calendar quarter. Buyer shall and shall cause its applicable Subsidiaries to permit Parent and its Representatives to examine the books and records of Buyer and its Subsidiaries with respect to the UAE Contract twice per calendar year during the UAE Royalties Period upon at least thirty (30) day’s advance written notice by Parent to permit Parent to verify the calculation of UAE Royalties due hereunder; provided, that no examination shall be conducted outside of normal business hours or in a manner that interferes unreasonably with Buyer’s or its Subsidiaries’ business. Except to the extent required by Law or as otherwise expressly permitted by Buyer in writing, each of Parent and Seller hereby agree that it will, and will cause its Subsidiaries to, treat all information (written and oral) concerning the UAE Contract, whether received on, prior to or after the date of this Agreement and irrespective of the form of communication, as confidential, including by (i) keeping such information strictly confidential and not, without Buyer’s prior written consent, disclosing any such information in any manner whatsoever, in whole or in part and (ii) not using such information other than in connection with its rights under this Section 5.32(e). The confidentiality obligations under this Section 5.32(e) shall survive until the second anniversary after the end of the UAE Royalties Period.

(f)                Following the Closing, in the event the UAE Contract is awarded to the Parent or a Subsidiary of Parent (excluding any of the Sold Companies), on behalf of the Business, (i) the parties will work together in good faith to assign and transfer the UAE Contract to Buyer or its Subsidiaries and until such assignment and transfer is effected Parent will use commercially reasonable efforts to provide to Buyer or its Subsidiaries the benefits thereof, provided, that, in any event Parent shall provide Buyer with all economic benefits under the UAE Contract, including by paying to Buyer all amounts received by Parent or its Subsidiaries under the UAE Contract (in each case, subject to this Section 5.32); (ii) Buyer and/or its Subsidiaries shall be deemed Parent’s agent for purposes of completing, fulfilling, and discharging Parent’s liabilities thereunder; and (iii) Buyer agrees that to the extent it receives the economic benefits under the UAE Contract it will pay, perform and discharge and diligently perform all requirements, and furnish all services and materials necessary to complete performance of the obligations, of the UAE Contract in good faith and otherwise in material compliance with the terms and conditions thereof and applicable Law, and, except in cases of bad faith, intentional breach or gross negligence of Parent or its Subsidiaries, indemnify Parent against and hold Parent harmless from, all obligations and liabilities relating to the performance or failure to perform under the UAE Contract. In addition, to govern the relationship of Parent and Buyer in relation to the UAE Contract until it is assigned and transferred to Buyer or its Subsidiaries, the parties shall enter into a Subcontract under which, to the extent permissible under Law, the Buyer or its Subsidiaries will perform for and in the place of the Parent any and all operations and provide any and all goods, equipment, services and other performance obligations under the UAE Contract, pursuant to its respective terms and conditions, including any and all amendments, options, modifications, purchase orders issued thereunder and such other terms and conditions as may have been duly incorporated in the UAE Contract.

(g)               Without in any way limiting the obligations of the parties under this Section 5.32, no party hereto shall be under any obligation to submit any Government Bid with respect to the UAE Contract or make any other effort whatsoever to secure the UAE Contract.

(h)               Neither the UAE Contract nor any of the rights and obligations thereunder may be assigned by (i) Buyer or its Subsidiaries to any Person unless, as a condition to such assignment or transfer, provision shall be made and Buyer shall require that the assignee or transferee shall assume all of the obligations set forth in this Section 5.32 and in any event, no such assignment or transfer shall relieve Buyer and its Subsidiaries from their obligations under this Section 5.32, or (ii) Parent without the prior written consent of Buyer. Other than with respect to assignments to Affiliates, Parent may not assign its rights to the UAE Royalties payment without the prior written consent of Buyer. Any attempted assignment or transfer other than in compliance with the foregoing shall be null and void, ab initio, and of no force or effect.

ARTICLE VI

 CONDITIONS TO SELLER’S OBLIGATIONS

The obligation of Parent and Seller to effect the Closing under this Agreement is subject to the satisfaction, at or prior to the Closing, of each of the following conditions, unless waived in writing by Seller.

SECTION 6.1              Representations and Warranties.

(a)                The Buyer Fundamental Representations shall be true and correct in all respects on and as of the date of this Agreement and on and as of the Closing Date as though made on and as of the Closing Date (except for representations and warranties that expressly speak to a specified date, such representations and warranties shall be true and correct on and as of such specified date).

(b)               The representations and warranties of Buyer contained in Article IV of this Agreement (other than the Buyer Fundamental Representations), without giving effect to any materiality qualifications therein, shall be true and correct in all respects on and as of the date of this Agreement and on and as of the Closing Date as though made on and as of the Closing Date (except for representations and warranties that expressly speak to a specified date, such representations and warranties shall be true and correct on and as of such specified date), except for such failures to be true and correct (without giving effect to any materiality qualifications therein) that would not reasonably be expected, individually or in the aggregate, to materially impair or delay the ability of Buyer to timely consummate the Transactions or perform its obligations hereunder.

SECTION 6.2              Performance of Obligations of Buyer. Buyer shall have performed and complied in all material respects with all agreements and obligations required by this Agreement to be so performed or complied with by it prior to the Closing.

SECTION 6.3              Officer’s Certificate. Buyer shall have delivered to Seller a certificate, dated as of the Closing Date and executed by an officer of Buyer, certifying to the fulfillment of the conditions specified in Sections 6.1 and 6.2 hereof.

SECTION 6.4              Regulatory Approvals. All applicable waiting periods under the HSR Act with respect to the Transactions shall have expired or been terminated, and all Consents required under other Antitrust Laws of the jurisdictions set forth on Schedule 6.4 shall have been obtained or any applicable waiting period thereunder shall have expired or been terminated.

SECTION 6.5              Closing Deliveries. Buyer shall have delivered each of the items required to be delivered by Buyer in accordance with Section 2.9(b).

SECTION 6.6              No Injunctions or Restraints; Illegality. There shall not be in effect any Law or Order directing that the transactions provided for herein not be consummated as provided herein or which has the effect of rendering it impossible or illegal to consummate such transactions.

ARTICLE VII

 CONDITIONS TO BUYER’S OBLIGATIONS

The obligation of Buyer to effect the Closing under this Agreement is subject to the satisfaction, at or prior to the Closing, of each of the following conditions, unless waived in writing by Buyer.

SECTION 7.1              Representations and Warranties.

(a)                The Seller Fundamental Representations and Section 3.10(b) shall be true and correct in all respects on and as of the date of this Agreement and on and as of the Closing Date as though made on and as of the Closing Date (except for representations and warranties that expressly speak to a specified date, which such representations and warranties shall be true and correct on and as of such specified date); and

(b)               The representations and warranties of Parent and Seller contained in Article III of this Agreement (other than the Seller Fundamental Representations and Section 3.10(b)), without giving effect to any material or Material Adverse Effect qualifications therein, shall be true and correct on and as of the date of this Agreement and on and as of the Closing Date as though made on and as of the Closing Date (except for representations and warranties that expressly speak as of an earlier date, which representations and warranties shall be true and correct as of such specified date), except, in the case of this clause (b), for such failures to be true and correct (without giving effect to any material or Material Adverse Effect qualifications therein) as would not constitute a Material Adverse Effect.

SECTION 7.2              Performance of Obligations of Parent and Seller. Parent and Seller shall each have performed and complied in all material respects with all agreements and obligations required by this Agreement to be performed or complied with by it prior to the Closing.

SECTION 7.3              Officer’s Certificate. Parent and Seller shall each have delivered to Buyer a certificate, dated as of the Closing Date and executed by an officer of Parent or Seller, as applicable, certifying to the fulfillment of the conditions specified in Sections 7.1 and 7.2 hereof.

SECTION 7.4              Regulatory Approvals. All applicable waiting periods under the HSR Act with respect to the Transactions shall have expired or been terminated, and all Consents required under other Antitrust Laws of the jurisdictions set forth on Schedule 6.4 shall have been obtained or any applicable waiting period thereunder shall have expired or been terminated.

SECTION 7.5              Closing Deliveries. Parent or Seller shall have delivered each of the items required to be delivered by Seller in accordance with Section 2.9(a).

SECTION 7.6              No Injunctions or Restraints; Illegality. There shall not be in effect any Law or Order directing that the transactions provided for herein not be consummated as provided herein or which has the effect of rendering it impossible or illegal to consummate such transactions.

SECTION 7.7              Material Adverse Effect. No Material Adverse Effect shall have occurred after the date of this Agreement and be continuing.

ARTICLE VIII

 TERMINATION

SECTION 8.1              Termination.

(a)                Notwithstanding anything to the contrary in this Agreement, this Agreement may be terminated and the Transactions abandoned at any time prior to the Closing:

(i)                  by mutual written consent of Seller and Buyer;

(ii)                 by either Seller or Buyer, if any Governmental Authority of competent jurisdiction in the United States or in any of the jurisdictions set forth on Schedule 6.4 shall have issued an Order or taken any other action restraining, enjoining or otherwise prohibiting the Transactions and such Order or other action shall have become final and nonappealable;

(iii)                by either Seller or Buyer, if the Closing does not occur on or prior to August 15, 2018 (as such date may be extended in accordance with this Section 8.1(a)(iii), the “Termination Date”); provided, that the right to terminate this Agreement pursuant to this Section 8.1(a)(iii) shall not be available to any party whose breach of any provision of this Agreement has been the cause of, or resulted in, the failure of the Closing to occur on or before the Termination Date; provided, further, that Seller shall have the right to extend the Termination Date to August 31, 2018 in the event that Seller shall have delivered to Buyer, no later than August 7, 2018, the unaudited quarterly financial statements for the quarter ended June 30, 2018 referred to in paragraph 3(c) of Exhibit D to the Debt Commitment Letter.

(iv)                by Seller, upon written notice to Buyer, if there shall have been a breach of any of the representations, warranties, agreements or covenants set forth in this Agreement on the part of Buyer or any of such representations and warranties shall have become untrue, in any case with respect to such representations, warranties, agreements or covenants, in a manner that would result in any conditions set forth in Article VI not being satisfied, such breach or inaccuracy has not been waived by Seller, and the breach or inaccuracy, if capable of being cured, has not been cured within thirty (30) days following Seller’s written notice of such breach or inaccuracy or is not capable of being cured on or prior to the Termination Date; provided that the right to terminate this Agreement under this Section 8.1(a)(iv) shall not be available to Parent or Seller if it is then in material breach of any representation, warranty, covenant, or other agreement contained herein;

(v)                 by Buyer, upon written notice to Seller, if there shall have been a breach of any of the representations, warranties, agreements or covenants set forth in this Agreement on the part of Parent or Seller or any of such representations and warranties shall have become untrue, in any case with respect to such representations, warranties, agreements or covenants, in a manner that would result in any conditions set forth in Article VII not being satisfied, such breach or inaccuracy has not been waived by Buyer, and the breach or inaccuracy, if capable of being cured, has not been cured within thirty (30) days following Buyer’s written notice of such breach or inaccuracy or is not capable of being cured on or prior to the Termination Date; provided that the right to terminate this Agreement under this Section 8.1(a)(v) shall not be available to Buyer if it is then in material breach of any representation, warranty, covenant, or other agreement contained herein; or

(vi)               by Seller, if all of the conditions set forth in Article VII (other than any conditions that by their terms are to be satisfied at the Closing) have been satisfied or waived by Buyer, Seller has irrevocably given notice to Buyer in writing that it is prepared to consummate the Closing, and Buyer fails to consummate the Closing on the date the Closing should have occurred pursuant to Section 2.8, or, if later, within two (2) Business Days after the delivery of such notice.

(b)               In the event of termination by Seller or Buyer pursuant to this Section 8.1, written notice thereof shall forthwith be given to the other and the Transactions shall be terminated, without further action by any party. If the Transactions are terminated as provided herein, Buyer shall return all documents and other material received from Seller relating to the Transactions, whether so obtained before or after the execution hereof, to Seller.

SECTION 8.2              Effect of Termination. If this Agreement is terminated and the Transactions are abandoned as described in Section 8.1, this Agreement shall become null and void and of no further force and effect, without any Liability on the part of any party hereto or their respective directors, officers, employees, owners, Representatives or Affiliates, and the Transactions shall be abandoned without further action by the parties hereto, except for (i) the last sentence of Section 5.2 (Access) and (ii) each of Section 5.17 (Expenses; Transfer Taxes), Section 5.29(b) (Financing Cooperation), Section 8.1 (Termination), this Section 8.2 (Effect of Termination); Section 8.3 (Buyer Termination Payment) and Article X (Miscellaneous), each of which, shall survive such termination. Subject to Section 8.3, nothing in this Section 8.2, however, shall be deemed to release any party from any Liability for any willful breach by such party of the terms and provisions of this Agreement prior to termination. For purposes of this Section 8.2, “willful” shall mean a breach that is a consequence of an act undertaken by the breaching party with the knowledge (actual or constructive) that the taking of such act would, or would be reasonably expected to, cause a breach of this Agreement.

SECTION 8.3              Buyer Termination Payment.

(a)                If (i) Seller terminates this Agreement pursuant to Section 8.1(a)(iv) or Section 8.1(a)(vi), or (ii) Buyer terminates this Agreement pursuant to Section 8.1(a)(iii) (provided, in the case of termination pursuant to Section 8.1(a)(iii), that at the time of such termination, Seller would have been entitled to terminate this Agreement under either Section 8.1(a)(iv) or Section 8.1(a)(vi)), then within three (3) Business Days following the date of termination in the case of a termination by Seller, and concurrently with and as a condition to termination, in the case of a termination by Buyer, Buyer will pay to Seller or the Company, as directed by Seller, a fee equal to $27,000,000 (the “Buyer Termination Fee”) by wire transfer of immediately available funds to an account or accounts designated in writing by Seller.

(b)               The parties acknowledge and hereby agree that in no event shall Buyer be required to pay the Buyer Termination Fee on more than one occasion.

(c)                The parties acknowledge and hereby agree that the Buyer Termination Fee, if, as and when required to be paid pursuant to this Section 8.3, shall not constitute a penalty but will be liquidated damages in a reasonable amount that will compensate Parent, Seller and the Sold Companies under the circumstances for their efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the transactions contemplated hereby, which amount would otherwise be impossible to calculate with precision. In furtherance of the foregoing, and notwithstanding anything in this Agreement to the contrary but subject to Section 10.17, upon payment of the Buyer Termination Fee in accordance with the terms hereof, Seller’s right to receive or direct the payment of the Buyer Termination Fee to the extent provided in Section 8.3(a) shall be the sole and exclusive remedy of Parent, Seller, the Sold Companies and any of their respective Affiliates against Buyer, the Guarantor, the Debt Financing Sources, and each of their respective former, current, or future directors, officers, employees, agents, general and limited partners, managers, members, equityholders, Affiliates and assignees, and each former, current or future director, officer, employee, agent, equityholder, general or limited partner, manager, member, equityholder, Affiliate or assignee of any of the foregoing (collectively, the “Specified Parties”) for any Losses suffered as a result of the failure of the Transactions to be consummated or for a breach or failure to perform hereunder or for any alleged breach of the Commitment Letters, and no Specified Party shall have any other liability or obligation relating to or arising out of this Agreement, any Transaction Documents or the transactions contemplated hereby and thereby, in each case, whether based on contract, tort or strict liability, by the enforcement of any assessment, by any legal or equitable Proceeding, by virtue of any Law or otherwise and whether by or through attempted piercing of the corporate veil, by or through a claim by or on behalf of a party hereto to another Person or otherwise.

(d)               The parties acknowledge and hereby agree that the agreements contained in this Section 8.3 are an integral part of the transactions contemplated by this Agreement and that, without these agreements, the parties would not enter into this Agreement. Accordingly, if Buyer fails to pay any amounts due pursuant to this Section 8.3, and, in order to obtain such payment, Seller commences an action, suit or proceeding that results in a judgment against Buyer for the amounts set forth in this Section 8.3, Buyer shall pay to Seller its costs and expenses (including attorneys’ fees and expenses) in connection with such action, suit or proceeding together with interest on the amounts due pursuant to this Section 8.3 from the date such payment was required to be made until the date of payment at the prime lending rate as published in The Wall Street Journal in effect on the date such payment was required to be made.

ARTICLE IX

 INDEMNIFICATION

SECTION 9.1              Survival. The representations and warranties contained in Article III (other than Section 3.11 related to Taxes, the survival of which is provided in Section 5.6(e)) and Article IV shall survive the Closing and shall terminate one (1) year after the Closing Date. The covenants and agreements contained in this Agreement shall terminate on the Closing Date, unless a specific covenant or agreement requires performance after the Closing Date, in which case such covenant or agreement shall survive for a period of thirty (30) days following the date on which the performance of such covenant or agreement is required to be completed.

SECTION 9.2              Indemnification by Seller.

(a)                Following the Closing, subject to the terms of this Article IX, each of Parent and Seller agrees to jointly and severally indemnify and hold harmless Buyer and its Affiliates (including the Sold Companies) and their respective successors, permitted assigns, equityholders, officers, directors, employees, Representatives, members, partners and agents (collectively, the “Buyer Indemnified Persons”) from and against, without duplication, any Losses incurred or suffered by any Buyer Indemnified Person arising out of, relating to or resulting from (i) any breach of any of the representations or warranties made by Parent and Seller in Article III of this Agreement; (ii) any breach of any of the covenants or agreements of Parent and Seller in this Agreement; (iii) the Retained Liabilities (except those Liabilities described in Section 2.5(a)(vi) the indemnity of which is provided for in Section 5.6); and (iv) the Liabilities set forth on Schedule 9.2(a)(iv).

(b)               The obligation of Parent and Seller to indemnify the Buyer Indemnified Persons for Losses with respect to the matters contained in Section 9.2(a) other than Sections 9.2(a)(ii) – (iv) is subject to the following limitations: (i) neither Parent nor Seller shall be required to provide indemnification to any Buyer Indemnified Person pursuant to Section 9.2(a)(i), unless the aggregate amount of Losses incurred or suffered by Buyer Indemnified Persons from the matters contained in Section 9.2(a)(i) exceeds one half of one percent (0.5%) of the Initial Purchase Price (the “Deductible”), and then Buyer Indemnified Persons shall be entitled to indemnification for only the amount in excess of the Deductible; and (ii) in no event shall the aggregate amount of Losses for which Parent and Seller are obligated to indemnify Buyer Indemnified Persons pursuant to Section 9.2(a)(i) exceed one half of one percent (0.5%) of the Initial Purchase Price (the “Cap”). In addition to the foregoing limitations, in no event shall Parent’s and Seller’s indemnification obligations under Section 9.2(a) exceed, in the aggregate, the Final Purchase Price. For the avoidance of doubt, except for the previous sentence, none of the limitations set forth in this Section 9.2(b) shall apply to claims for indemnification under Section 5.6(a) or Sections 9.2(a)(ii) – (iv) or claims arising out of or relating to a breach of the Seller Fundamental Representations.

(c)                If applicable, any Losses that the Buyer Indemnified Persons are entitled to recover pursuant to Section 9.2(a)(i) for any inaccuracy or breach of Seller Fundamental Representations shall be satisfied in the following order of recovery: (i) first, directly from Parent and/or Seller, solely to the extent, and in the amount of, the remaining retention (if any) under the buyer-side representations and warranties insurance policy purchased by Buyer in connection with this Agreement (the “R&W Policy”), subject to the other limitations set forth in this Section 9.2, (ii) second, from the R&W Policy, solely to the extent that any such Losses are covered under the R&W Policy (subject to the terms and conditions of the R&W Policy), and (iii) third, directly from Parent and/or Seller, solely to the extent that (A) the limit of liability under the R&W Policy has been fully exhausted or (B) any such Losses are not otherwise covered under the R&W Policy, subject to the other limitations set forth in this Section 9.2.

SECTION 9.3              Indemnification by Buyer.

(a)                Following the Closing, subject to the terms of this Article IX, Buyer agrees to indemnify and hold harmless Seller and its Affiliates (excluding the Sold Companies) and their respective successors, permitted assigns, equityholders, officers, directors, employees, Representatives, members, partners and agents (collectively, the “Seller Indemnified Persons” and, together with the Buyer Indemnified Persons, an “Indemnified Party”) from and against any Losses incurred or suffered by any Seller Indemnified Person arising out of, relating to or resulting from (i) any breach of any of the representations or warranties made by Buyer in Article IV of this Agreement; (ii) any breach of any of the covenants or agreements of Buyer in this Agreement; (iii) any Assumed Liability; and (iv) the ownership, use or possession of the Sold Companies and Sold Interests.

(b)               The obligation of Buyer to indemnify the Seller Indemnified Persons for Losses with respect to the matters contained in Section 9.3(a) other than Sections 9.3(a)(ii) – (iii) is subject to the following limitations: (i) Buyer shall not be required to provide indemnification to any Seller Indemnified Person pursuant to Section 9.3(a)(i), unless the aggregate amount of Losses incurred or suffered by Seller Indemnified Persons from the matters contained in Section 9.3(a)(i) exceeds the Deductible, and then Seller Indemnified Persons shall be entitled to indemnification for only the amount in excess of the Deductible; and (ii) in no event shall the aggregate amount of Losses for which Buyer is obligated to indemnify Seller Indemnified Persons pursuant to Section 9.3(a)(i) exceed the Cap. In addition to the foregoing limitations, in no event shall Buyer’s indemnification obligations under Section 9.3(a) exceed, in the aggregate, the Final Purchase Price. For the avoidance of doubt, except for the previous sentence, none of the limitations set forth in this Section 9.3(b) shall apply to claims for indemnification with respect to Buyer Fundamental Representations or under Section 9.3(a)(ii) – (iv).

SECTION 9.4              Termination of Indemnification. The obligations to indemnify and hold harmless a party hereto in respect of a breach of representation or warranty, covenant or agreement shall terminate on the applicable survival termination date (as set forth in Section 9.1), unless an Indemnified Party shall have incurred a Loss prior to such applicable survival termination date and made an Indemnification Claim (as defined below) pursuant to Section 9.2 or 9.3, subject to the terms and conditions of Article IX, prior to such termination date, as applicable, including by delivering a Claims Notice (as defined below) to the Indemnifying Party (as defined below). If an Indemnified Party has made a proper Indemnification Claim for indemnification pursuant to Section 9.2 or Section 9.3 prior to such termination date, then such claim for such Loss incurred (and only such claim for such Loss incurred), if then unresolved, shall not be extinguished by the passage of the deadlines set forth in Section 9.1.

SECTION 9.5              Procedures Relating to Indemnification.

(a)                An Indemnified Party shall give prompt written notice (a “Claim Notice”) to the party or parties obligated to provide indemnification (the “Indemnifying Party”) after the Indemnified Party first becomes aware of any event or other facts (including any Third Party Claim) that has resulted or that might result in any Loss for which the Indemnified Party is entitled to any indemnification under Section 9.2 and Section 9.3, subject to the terms and conditions of this Article IX (such claim, an “Indemnification Claim”), and such Claim Notice shall contain (i) a reasonably detailed description and, if known, the estimated amount of any Loss incurred or reasonably expected to be incurred by the Indemnified Party together with such supporting documents reasonably available to such Indemnified Party, (ii) a reasonable explanation of the basis for the Indemnification Claim to the extent of the facts then known by the Indemnified Party, and (iii) a demand for payment of such Loss; provided, that failure to give such notification shall not affect such Indemnified Party’s right to indemnification hereunder and shall not relieve the Indemnifying Party from any of its obligations under this Article IX except to the extent the Indemnifying Party is actually prejudiced by such failure.

(b)               After the giving of any Claim Notice pursuant hereto, the Indemnifying Party shall respond within twenty (20) Business Days after receipt thereof (the “Claim Response”). Any Claim Response must specify whether the Indemnifying Party disputes the Indemnification Claim described in the Claim Notice and the basis of such dispute. If the Indemnifying Party does not notify the Indemnified Party within 20 Business Days following its receipt of such Claim Notice that such Indemnifying Party disputes its liability to the Indemnified Party under this Article IX, such Indemnification Claim specified in the Claim Notice shall be conclusively deemed a Loss of the Indemnifying Party under this Article IX and the amount specified in the Claim Notice shall be payable by the Indemnifying Party to the Indemnified Party on demand or, in the case of any notice in which the amount of the Indemnification Claim (or any portion thereof) is estimated, on such later date when the amount of such Indemnification Claim (or such portion thereof) becomes finally determined.

(c)                If the Indemnifying Party has timely disputed its liability with respect to such claim through the delivery of a Claim Notice, the Indemnifying Party and the Indemnified Party shall use commercially reasonable efforts to negotiate in good faith a resolution of such dispute and, if not timely resolved through negotiations within 20 days after the conclusion of the twenty (20) Business Day response period, such dispute shall be resolved in a court of competent jurisdiction in accordance with Section 10.14. To the maximum extent permitted by law, the decision of a court of competent jurisdiction shall be final and binding not be subject to appeal.

(d)               Any amounts payable by Parent, Seller or Buyer to the Indemnified Party as so finally determined shall be paid by wire transfer of immediately available funds within ten (10) Business Days after such final determination.

SECTION 9.6              Notice and Opportunity to Defend. If there occurs an indemnifiable event which involves any claim or the commencement of any action or proceeding by a third Person, including any Governmental Authority (a “Third Party Claim”), the Indemnified Party will give such Indemnifying Party prompt written notice of such Third Party Claim or the commencement thereof. The failure to provide prompt notice as provided herein will relieve the Indemnifying Party of its obligations hereunder only if, and to the extent that, such failure actually prejudices the Indemnifying Party hereunder. In the event that an action is brought against an Indemnified Party and such Indemnified Party has notified the Indemnifying Party of the commencement thereof pursuant to this Section 9.6, the Indemnifying Party shall be entitled to assume the defense thereof, with counsel selected by the Indemnifying Party provided, however, that the Indemnifying Party shall not be entitled to assume the defense (unless otherwise agreed to in writing by the Indemnified Party) if (a) the Third Party Claim relates primarily to any criminal Proceeding, indictment, allegation or investigation, (b) the Third Party Claim primarily seeks an injunction or equitable relief against the Indemnified Party, (c) the Losses relating to the Third Party Claim are reasonably likely to exceed the maximum amount that the Indemnified Party could then be entitled to recover from the Indemnifying Party under the applicable provisions of this Agreement, or (d) the Third Party Claim is one in which the Indemnifying Party is also a party and, based upon the advice of counsel, joint representation would be inappropriate or there may be legal defenses available to the Indemnified Party which are different from or additional to those available to the Indemnifying Party. After notice from the Indemnifying Party to the Indemnified Party of such election to assume the defense thereof, the Indemnifying Party shall not be liable to the Indemnified Party hereunder for any legal costs or expenses of other counsel or any other expenses subsequently incurred by such Indemnified Party in connection with the defense thereof, except as otherwise provided in this Article IX. The Indemnifying Party and the Indemnified Party agree to cooperate fully with each other and their respective counsel in connection with the defense, negotiation or settlement of any such action or asserted Liability. If the Indemnifying Party elects to assume the defense of a Third Party Claim as contemplated hereunder, the Indemnified Party shall have the right to participate in (but not control) at its own expense in the defense of such action or asserted Liability. If the Indemnifying Party assumes the defense of an action, no settlement or compromise thereof may be effected (i) by the Indemnifying Party without the written consent of the Indemnified Party (which consent shall not be unreasonably withheld, conditioned or delayed) unless (A) the settlement seeks only monetary relief and all such relief provided is paid or satisfied in full by the Indemnifying Party, (B) the settlement or compromise provides for a full release by the party of the Indemnified Party with respect to the claim(s) being settled and (C) the settlement or compromise does not contain any admission of finding or wrongdoing on behalf of the Indemnified Party or (ii) by the Indemnified Party without the consent of the Indemnifying Party. Except as contemplated hereunder, in no event shall an Indemnifying Party be liable for any settlement or compromise effected without its prior written consent (such consent not to be unreasonably withheld, conditioned or delayed). The Indemnifying Party shall be liable for the fees and expenses of counsel employed by the Indemnified Party for any period during which the Indemnifying Party has not assumed the defense thereof (other than during any period in which the Indemnified Party shall have failed to give a Claim Notice of the Third Party Claim as provided above). If the Indemnifying Party chooses to defend or prosecute any Third Party Claim, (1) the parties hereto shall cooperate in the defense or prosecution thereof and (2) the Indemnifying Party shall use commercially reasonable efforts in the defense or settlement of such Third Party Claim. Such cooperation shall include the retention and (upon the Indemnifying Party’s request) the provision to the Indemnifying Party of records and information which are reasonably relevant to such Third Party Claim, and making officers, directors, employees and agents of the Indemnified Party available on a mutually convenient basis to provide information, testimony at depositions, hearings or trials, and such other assistance as may be reasonably requested by the Indemnifying Party.

SECTION 9.7              Tax Indemnity. Indemnification with respect to Tax matters (including breach of the representations and warranties set forth in Section 3.11 of this Agreement or the covenants set forth in Section 5.5 of this Agreement) shall be governed exclusively by Section 5.5, Section 5.6, Section 5.7 and Section 5.8.

SECTION 9.8              Treatment of Indemnification Payments. The parties agree that any indemnification payments made pursuant to this Article IX shall be treated as an adjustment to the Purchase Price for Tax purposes, unless otherwise required by applicable Law.

SECTION 9.9              Additional Limitations.

(a)                The right to indemnification or any other remedy based on representations, warranties, covenants and agreements in this Agreement or any Closing Agreement shall not be affected by any investigation conducted at any time, or any knowledge acquired (or capable of being acquired) at any time, whether before or after the execution and delivery of this Agreement or the Closing Date, with respect to the accuracy or inaccuracy of, or compliance with, any such representation, warranty, covenant or agreement.

(b)               In respect of any Loss for which indemnification may be sought pursuant to this Article IX, nothing herein shall relieve an Indemnified Party from its duty to mitigate its Losses upon and after becoming aware of any event or condition that would reasonably be expected to give rise to any Losses that may be indemnifiable hereunder. If an Indemnified Party receives a payment in respect of Losses after the Indemnifying Party has paid the Indemnified Party under any indemnification provision of this Agreement in respect of such Losses, the Indemnified Party must promptly notify the Indemnifying Party and promptly pay to the Indemnifying Party the extent of such payment (less the Indemnified Party’s reasonable costs of mitigation) within five (5) Business Days after receipt. An Indemnified Party’s right to indemnification pursuant to Section 9.2 or Section 9.3, as applicable, will be reduced by the amount paid by a third party (including an insurance company or any third party owing an indemnification or similar obligation to the Indemnified Party), or paid by such third party to another for the account or benefit of Parent, Seller or Buyer, as the case may be, with respect to the settlement or resolution of a claim for which Parent, Seller or Buyer, as the case may be, was entitled to indemnification hereunder. The Indemnified Party shall use commercially reasonable efforts to pursue recovery from such third parties and under all insurance policies (or similar obligations) available to it in good faith and shall remit to the Indemnifying Party any such insurance or other third party proceeds that are paid to the Indemnified Parties with respect to Losses for which such Indemnified Parties have been previously compensated pursuant to Section 9.2.

(c)                The amount of any and all Losses shall be determined net of (i) any amounts actually recovered by the Indemnified Party under insurance policies with respect to such Losses, in each case, net of costs of collection resulting from making any claim thereunder and (ii) any Tax Benefits.

(d)               With respect to indemnification claims made under Section 9.2(a)(i) or Section 9.3(a)(i), for purposes of determining breach and calculating the amount of any Losses attributable to any such breach, inaccuracy or noncompliance, except in the case of Section 3.10(b), all references to “material,” “materiality,” “material respects”, “Material Adverse Effect” and similar qualifications shall be disregarded.

(e)                In connection with the Retained Liability set forth in Section 2.5(a)(xiii), Buyer agrees (i) to reasonably cooperate with Parent, Seller and any of their respective Subsidiaries and to take all other reasonable actions, including to provide Parent, Seller and any of their respective Subsidiaries with reasonable access to the Owned Real Property in Crestview, FL (“Crestview Property”) at the sole expense of Parent, Seller or any of their respective Subsidiaries, as applicable, following reasonable advance notice from Parent, Seller or any of their respective Subsidiaries, as applicable, (ii) to make all reasonable omissions, including to not conduct and to not solicit or importune any Governmental Authority to require any excavation, investigation, sampling or testing of soil or groundwater at the Crestview Property unless (A) upon Buyer’s good faith reliance on advice of legal counsel that is reasonably acceptable to Seller (Jones Day being deemed to be legal counsel reasonably acceptable to Seller), required by Environmental Law, including any Permit required under Environmental Law, (B) required by any Order or demand of a Governmental Authority, or (C) reasonably necessary to address a potential imminent or substantial threat to human health or the environment, and (iii) that any environmental investigation, remediation and monitoring obligations at the Crestview Property under Section 2.5(a)(xiii) shall be limited to that which is necessary to comply with the commercially reasonable least stringent standards under Environmental Law consistent with commercially reasonable cost-effective methods to achieve such standards (including commercially reasonable deed restrictions), provided that such standards, methods and restrictions shall not materially interfere with or prohibit any industrial or commercial operations at the Crestview Property as currently conducted, and further provided that such standards, methods and restrictions are acceptable to applicable Governmental Authorities and are sufficient to comply with applicable Laws, Orders and Permits. Parent, Seller and any of their respective Subsidiaries shall provide Buyer with a reasonable opportunity at Buyer’s sole expense to (x) review and comment on (such review and comment not to be unreasonably withheld, conditioned or delayed) Parent’s, Seller’s and any of their respective Subsidiaries’ material work plans, reports, and similar submittals to Governmental Authorities and Parent, Seller and any of their respective Subsidiaries will consider in good faith any comments proposed by Buyer, and (y) to participate in substantive meetings between Parent, Seller and any of their respective Subsidiaries, on the one hand, and Governmental Authorities, on the other hand, concerning matters addressed in Section 2.5(a)(xiii).

SECTION 9.10            Exclusive Remedy. Except with respect to (a) claims for fraud, (b) disputes related to the Purchase Price adjustments in Article II (which shall be governed exclusively by Article II) or (c) claims for Taxes under Section 5.6, the indemnification provisions contained in this Article IX, subject to the limitations set forth herein, shall be the sole and exclusive remedy available to any party in connection with any Losses arising out of or resulting from this Agreement or the Transactions following the Closing. The foregoing notwithstanding, nothing in this Section 9.10 shall limit or restrict the ability or right of any party hereto to seek injunctive or other equitable relief pursuant to Section 10.17 for any breach or alleged breach of any provision of Article II, Article V, Article IX or Article X of this Agreement; provided, that any procedures in respect of and limitations on Losses or Liabilities in this Article IX, to the extent applicable, shall in no event be diminished or circumvented by such relief. Each Party acknowledges and agrees that, from and after the Closing, except as contemplated by this Section 9.10, the Indemnified Parties may not avoid any limitation on Liability by seeking damages for breach of contract, tort or pursuant to any other theory of Liability, all of which are hereby waived. The parties hereto agree that the provisions in this Agreement relating to indemnification, and the limits imposed on the remedies hereunder with respect to this Agreement and the Transactions (including Section 9.2 and Section 9.4) were specifically bargained for between sophisticated parties and were specifically taken into account in the determination of the amounts to be paid to Seller hereunder.

ARTICLE X

 MISCELLANEOUS

SECTION 10.1            Governing Law. This Agreement, and all claims, disputes, controversies or causes of action (whether in contract, tort, equity or otherwise) that may be based upon, arise out of or relate to this Agreement (including any schedule or exhibit hereto) or the negotiation, execution or performance of this Agreement (including any claim, dispute, controversy or cause of action based upon, arising out of or related to any representation or warranty made in or in connection with this Agreement or as an inducement to enter into this Agreement), shall be governed by and construed in accordance with the internal Laws, and not the Laws governing conflicts of Laws (other than Sections 5-1401 and 5-1402 of the New York General Obligations Law), of the State of New York.

SECTION 10.2            No Recourse to Debt Financing Parties. Each of Parent and Seller agrees, on behalf of it and its Affiliates and each of their and their Affiliates’ respective former, current or future members, equityholders, controlling Persons, agents and Representatives (collectively, the “Seller Parties”) that the Debt Financing Parties shall not be subject to any liability or claims to the Seller Parties in connection with the Debt Financing or in any way relating to this Agreement or any of the transactions contemplated hereby or thereby, or in respect of any oral representations made or alleged to have been made in connection herewith or therewith, including any dispute arising out of or relating in any way to the Debt Commitment Letter or the performance thereof or the financings contemplated thereby, whether at law, in equity, in contract, in tort or otherwise. Notwithstanding the foregoing, nothing in this Section 10.2 shall in any way limit or modify the rights and obligations of the Buyer under this Agreement or any Debt Financing Source’s obligations to the Buyer under the Debt Commitment Letter.

SECTION 10.3            Materiality; Disclosure Schedules. As used in this Agreement, unless the context would require otherwise, the term “material” and the concept of the “material” nature of an effect upon the Sold Companies or the Business shall be measured relative to the Sold Companies, the Purchased Assets and the Assumed Liabilities, taken as a whole, as the Business is currently being conducted. There have been included in the Seller Disclosure Schedule or the Buyer Disclosure Schedule and may be included elsewhere in this Agreement items which are not “material” within the meaning of the immediately preceding sentence for informational purposes and in order to avoid any misunderstanding, and such inclusion shall not be deemed to be an agreement by Parent, Seller or Buyer that such items are “material” or to further define the meaning of such term for purposes of this Agreement. With respect to the Seller Disclosure Schedule and Buyer Disclosure Schedule hereto, the disclosures made on any Schedule with respect to any representation or warranty shall be deemed to be made with respect to any other representation or for which the applicability of such information and disclosure is reasonably apparent on its face.

SECTION 10.4            Amendment. This Agreement may not be amended, modified or supplemented except upon the execution and delivery of a written agreement executed by Parent, Seller and Buyer. Notwithstanding anything to the contrary herein, this Section 10.4, Section 8.3, Section 9.10, Section 10.1, Section 10.2, Section 10.6, Section 10.13, Section 10.14, Section 10.15 and Section 10.17(c) (and any other provision of this Agreement to the extent a modification, waiver or termination of such provision would modify the substance of any of the foregoing provisions) may not be modified, waived or terminated in a manner that is material and adverse to a Debt Financing Source, without the prior written consent of such Debt Financing Source.

SECTION 10.5            Waiver. Any of the terms or conditions of this Agreement, which may be lawfully waived, may be waived in writing at any time by each party which is entitled to the benefits thereof. Any waiver of any of the provisions of this Agreement by any party hereto shall be binding only if set forth in an instrument in writing signed by or on behalf of such party. No failure to enforce any provision of this Agreement shall be deemed to or shall constitute a waiver of such provision and no waiver of any of the provisions of this Agreement shall be deemed to or shall constitute a waiver of any other provision hereof (whether or not similar) nor shall such waiver constitute a continuing waiver.

SECTION 10.6            Assignment. This Agreement and the rights and obligations hereunder shall not be assignable or transferable by Buyer, Parent or Seller (including by operation of law or otherwise) without the prior written consent of the other parties hereto; provided, however, the Buyer may assign any rights, interests and obligations under this Agreement (i) to any Debt Financing Source or any party providing bona fide debt financing to Buyer or its Affiliates as collateral security and (ii) to any direct or indirect wholly-owned Subsidiary of any Person, all of the equity interests of which are owned, directly or indirectly, by the Guarantor, in each case without the consent of the other parties hereto; provided that no such assignment shall relieve the assigning party of its obligations hereunder.

SECTION 10.7            Notices. Any notice, demand, or communication required or permitted to be given by any provision of this Agreement shall be deemed to have been sufficiently given or served for all purposes if (a) personally delivered to the recipient at the address below, (b) sent by an internationally recognized overnight courier service to the recipient at the address below indicated or (c) delivered by facsimile or electronic mail (with written confirmation of receipt) to the recipient at the facsimile number or electronic mail address, as the case may be, specified below:

If to Seller:

L-3 Communications Integrated Systems L.P.
600 Third Avenue
New York, NY 10016
 Attn: David M. Reilly
Facsimile: (212) 805-5604
Email: David.Reilly@L3T.com

With a copy (which shall not constitute notice or constructive notice) to:

Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, New York 10017
Attn: William E. Curbow
Facsimile: (212) 455-2502
 Email: wcurbow@stblaw.com

If to Parent:

L3 Technologies, Inc.
600 Third Avenue
New York, NY 10016
 Attn: David M. Reilly
Facsimile: (212) 805-5604
Email: David.Reilly@L3T.com

With a copy (which shall not constitute notice or constructive notice) to:

Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, New York 10017
Attn: William E. Curbow
Facsimile: (212) 455-2502
 Email: wcurbow@stblaw.com

If to Buyer:

American Industrial Partners
330 Madison Avenue, 28th Floor
New York, New York 10017
Attn: Joel M. Rotroff
Email: jrotroff@americanindustrial.com
 Email: notices@americanindustrial.com

With a copy (which shall not constitute notice or constructive notice) to:

Jones Day
 North Point
901 Lakeside Avenue
Cleveland, Ohio 44114
Attn: James P. Dougherty
Facsimile: (216) 579-0212
 Email: jpdougherty@jonesday.com

or to such other address as any party hereto may, from time to time, designate in a written notice given in like manner to the other parties. Except as otherwise provided herein, any notice, demand, or communication under this Agreement will be deemed to have been given (x) on the date such notice, demand, or communication is personally delivered, or delivered by facsimile or electronic mail (and written confirmation of receipt has been obtained), or (y) the second succeeding Business Day after the date such notice, demand, or communication is sent by an internationally recognized overnight courier; provided that in each case notices received after 5:00 p.m. (local time of the recipient) shall be deemed to have been duly given on the next Business Day.

SECTION 10.8            Complete Agreement. This Agreement, the Confidentiality Agreement, the Closing Agreements and the Exhibits, Schedules and Annexes hereto contain the entire understanding of the parties with respect to the subject matter hereof and thereof and supersede all prior agreements and understandings, both written and oral, between the parties with respect to the subject matter hereof and thereof. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns. The parties hereto agree and acknowledge that to the extent any terms and provisions of this Agreement are in any way inconsistent with or in conflict with any term, condition or provision of any other agreement, document or instrument contemplated hereby, this Agreement shall govern and control.

SECTION 10.9            Counterparts. This Agreement may be executed in one or more counterparts (including by facsimile or electronic mail), all of which shall be considered one and the same agreement and each of which shall be deemed an original.

SECTION 10.10          Publicity; Confidentiality.

(a)                Parent, Seller and Buyer will consult with each other and will mutually agree upon any publication or press release of any nature with respect to this Agreement or the Transactions and shall not issue any such publication or press release prior to such consultation and agreement except as may be required by applicable Law or by any securities exchange, in which case the party proposing to issue such publication or press release shall make reasonable efforts to consult in good faith with the other party or parties and to provide the other party with a reasonable opportunity to comment on such publication or press release before issuing any such publication or press release and shall provide a copy thereof to the other party or parties prior to such issuance. The parties agree that any Securities and Exchange Commission filing to be made in respect of the execution of this Agreement or otherwise in respect of the Transactions shall be in the form agreed to by Parent, Seller and Buyer.

(b)               Except, and to the extent, as may be requested or required by applicable Law (including securities laws of any jurisdiction and rules and regulations of any applicable securities exchange) or legal, judicial or regulatory process, from and after the date of this Agreement, the parties hereto shall each keep confidential and not directly or indirectly disclose to any third Person (other than its Affiliates, officers, directors, employees, attorneys, accountants, advisors, agents and other Representatives, provided, that they shall be instructed to keep confidential) the terms and conditions of this Agreement and the Closing Agreements.

(c)                For a period of three (3) years, from the Closing Date, each of Parent and Seller shall, and shall cause each of their respective Affiliates to, (i) treat all information relating to Buyer, the Sold Companies, the Purchased Assets or the Business as confidential, preserve the confidentiality thereof, and not use or disclose to any Person such information (except as expressly permitted by this Agreement and the other Closing Agreements) and (ii) use reasonable best efforts to cause its directors, officers, employees, Representatives or other agents who have had access to such information to keep it confidential and not to use or disclose to any Person any such information (except as expressly permitted by this Agreement and the other Closing Agreements); provided, however, that, all such information that constitutes trade secrets of the Sold Companies that (A) relate exclusively to the Business and (B) are maintained by Parent and Seller as trade secrets as of the Closing Date, shall be subject to the foregoing requirements for as long as such information remains a trade secret under applicable Law. If the disclosure of such information is required by Law or by rules and regulations promulgated by a listing exchange, each of Parent and Seller shall cooperate with and provide Buyer with an opportunity to object to the disclosure and shall give Buyer as much prior written notice as is possible under the circumstances. Each of Parent and Seller shall use its reasonable best efforts to obtain reliable assurance that confidential treatment will be accorded to any such information required by Law or such rules and regulations to be disclosed.

(d)               The provisions of Section 10.10(c) shall not apply to any information that is (i) generally available to the public or becomes available to the public through no fault of the receiving party; (ii) developed independently of and without reference to the information relating to the other party; (iii) received from a third party who had a legal right to disclose such information without restriction; or (iv) disclosed pursuant to applicable Law or Order.

SECTION 10.11          Headings. The headings contained in this Agreement are for reference only and shall not affect in any way the meaning or interpretation of this Agreement.

SECTION 10.12          Severability. Any provision of this Agreement which is invalid, illegal or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity, illegality or unenforceability, without affecting in any way the remaining provisions hereof in such jurisdiction or rendering that or any other provision of this Agreement invalid, illegal or unenforceable in any other jurisdiction; provided that the parties intend that the remedies and limitations thereon (including provisions that, subject to the terms and limitations set forth in Section 10.17(c), payment of the Buyer Termination Fee be the exclusive remedy for the recipient thereof and the limitation on liabilities of the Specified Person) contained in Section 8.3 and Section 10.17(c)  be construed as an integral provision of this Agreement and that such remedies and limitations shall not be severable in any manner that increases a party’s liability or obligations hereunder or under the Financing or the Buyer Guarantee.

SECTION 10.13          Third Parties. Nothing herein expressed or implied is intended or shall be construed to confer upon or give to any Person any rights or remedies under or by reason of this Agreement, other than (a) the parties hereto and their permitted successors or assigns, (b) Section 5.6, which is intended to benefit the Persons specified therein, (c) Article IX, this Section 10.13, Section 10.14 and Section 10.15, which the Indemnified Parties shall be express third party beneficiaries of, and shall be entitled to rely on and enforce, (d) the D&O Indemnified Parties as set forth in Section 5.18; provided, however, that the parties specifically acknowledge that the Debt Financing Sources are intended third party beneficiaries of the provisions of this Section 10.13, Section 8.3, Section 9.10, Section 10.1, Section 10.2, Section 10.4, Section 10.6, Section 10.14, Section 10.15 and Section 10.17(c), in each case, to the extent contemplated thereby, and (e) Section 8.3, which is intended to benefit the Specified Parties.

SECTION 10.14          Consent to Jurisdiction. Each of the parties irrevocably submits to the exclusive jurisdiction of the United States District Court for the Southern District of New York located in the borough of Manhattan in the City of New York, or if such court does not have jurisdiction, the Supreme Court of the State of New York, New York County, for the purposes of any suit, action or other proceeding arising out of this Agreement or the Transactions. Each of the parties hereto irrevocably and unconditionally waives and agrees not to plead or claim in any such court the defense of an inconvenient forum to the maintenance of such suit, action or proceeding. Each of the parties further agrees that service of any process, summons, notice or document to such party’s respective address listed above in one of the manners set forth in Section 10.7 hereof shall be deemed in every respect effective service of process in any such suit, action or proceeding. Nothing herein shall affect the right of any Person to serve process in any other manner permitted by Law. No party hereto, nor any of its Affiliates, shall bring, or support, any Proceeding, whether at Law or in equity, whether in contract or in tort or otherwise, against any Debt Financing Source in any way relating to this Agreement or any of the transactions contemplated hereby, including any dispute arising out of or relating in any way to the Debt Commitment Letter, the Debt Financing or the definitive agreements executed in connection therewith or the transactions contemplated thereby, anywhere other than in: (a) any New York State court sitting in the Borough of Manhattan; or (b) if under applicable Law, exclusive jurisdiction is vested in the federal courts, the United States District Court for the Southern District of New York, and each party hereto agrees (on behalf of itself and its Affiliates) that the laws of the State of New York shall govern any such Action and submits for itself and its property with respect to any such Action to the exclusive jurisdiction of the aforementioned courts in this Section 10.14.

SECTION 10.15          WAIVER OF JURY TRIAL. THE PARTIES HEREBY UNCONDITIONALLY AND IRREVOCABLY WAIVE THEIR RIGHT TO TRIAL BY JURY IN ANY JUDICIAL PROCEEDING IN ANY COURT RELATING TO ANY DISPUTE, CONTROVERSY OR CLAIM ARISING OUT OF, RELATING TO OR IN CONNECTION WITH THIS AGREEMENT OR ANY CLOSING AGREEMENT (INCLUDING ANY SCHEDULE, ANNEX OR EXHIBIT HERETO AND THERETO) OR THE BREACH, TERMINATION OR VALIDITY OF SUCH AGREEMENTS OR THE NEGOTIATION, EXECUTION OR PERFORMANCE OF SUCH AGREEMENTS.

SECTION 10.16          Fulfillment of Obligations. Any obligation of Parent or Seller to Buyer under this Agreement, which obligation is performed, satisfied or fulfilled completely by an Affiliate of Seller, shall be deemed to have been performed, satisfied or fulfilled by Parent or Seller.

SECTION 10.17          Enforcement of Agreement.

(a)                Each party acknowledges and agrees that, prior to the Closing, the other party would be irreparably damaged if any of the provisions of this Agreement are not performed in accordance with their specific terms and that any breach of this Agreement by Parent and Seller, on the one hand, or Buyer, on the other hand, could not be adequately compensated in all cases by monetary damages alone. Accordingly, in addition to any other right or remedy to which any party may be entitled at law or in equity, before or after the Closing each party shall be entitled to enforce any provision of this Agreement by a decree of specific performance and to temporary, preliminary and permanent injunctive relief to prevent breaches or threatened breaches of any of the provisions of this Agreement, without posting any bond or other undertaking. Each of the parties hereto further agrees that it shall not object to, or take any position inconsistent with respect to, whether in a court of Law or otherwise, (i) the appropriateness of the specific performance contemplated by this Section 10.17 and (ii) the exclusive jurisdiction of the courts set forth in Section 10.14 hereof with respect to any action brought for any such remedy.

(b)               Each party further agrees that (i) by seeking the remedies provided for in this Section 10.17, a party shall not in any respect waive its right to seek any other form of relief that may be available to such party under this Agreement or the Buyer Guarantee or in the event that the remedies provided for in this Section 10.17 are not available or otherwise are not granted, and (ii) nothing set forth in this Section 10.17 shall require any party to institute any action for (or limit any party’s right to institute any action for) specific performance under this Section 10.17 prior or as a condition to exercising any termination right under Article VIII, nor shall the commencement of any action pursuant to this Section 10.17 or anything set forth in this Section 10.17 restrict or limit any such party’s right to terminate this Agreement or the Buyer Guarantee in accordance with Article VIII or pursue any other remedies under this Agreement that may be available then or thereafter.

(c)                Notwithstanding the foregoing or anything herein to the contrary, it is hereby acknowledged and agreed that neither Parent nor Seller shall be entitled to seek specific performance to cause Buyer to cause the Equity Financing to be funded or to consummate the Closing in accordance with Article II unless (i) all of the conditions set forth in Article VII (other than any conditions that by their terms are to be satisfied at the Closing) have been satisfied or waived by Buyer at the time the Closing is required to have occurred pursuant to Section 2.8 and Buyer fails to complete the Closing on the date the Closing is required to have occurred, (ii) the financing provided for by the Debt Commitment Letter has been funded or will be funded at the Closing if the Equity Financing is funded at the Closing and (iii) each of Parent and Seller has confirmed in writing that, if specific performance is granted and the Equity Financing and Debt Financing are funded, then each of Parent and Seller will take all such actions in its power to cause the Closing to occur.

SECTION 10.18          Construction; Cooperation. The parties hereto have participated jointly in the negotiation and drafting of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement will be construed as if drafted jointly by the parties hereto and no presumption or burden of proof will arise favoring or disfavoring any party hereto because of the authorship of any provision of this Agreement. Any language from prior drafts of this Agreement, to the extent not included in the definitive version of this Agreement executed by the parties hereto, shall not be deemed to reflect the intention of any party hereto, or otherwise serve as parole evidence of any kind, with respect to the Transactions.

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IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be executed by its duly authorized officer, in each case as of the date first above written.

L-3 COMMUNICATIONS INTEGRATED SYSTEMS L.P.

By:	/s/ David M. Reilly
	Name:	David M. Reilly
	Title:	Assistant Secretary

L3 TECHNOLOGIES, INC.

By:	/s/ David M. Reilly
	Name:	David M. Reilly
	Title:	Vice President and Deputy General Counsel

450 MADISON ACQUIRECO LLC

By:	/s/Joel M. Rotroff
	Name:	Joel M. Rotroff
	Title:	Manager

[Stock and Asset Purchase Agreement – Signature Page]